2013 Annual Report to Shareholders



13003724



The Product Realization Company

Notice of 2014 Annual Meeting of Shareholders and Proxy Statement

PROFILE

About Plexus Corp. — The Product Realization Company

Plexus (www.plexus.com) delivers optimized solutions to help our customers realize their-go-to-market strategies by combining our expertise with their core competencies. Our unique Product Realization Value Stream is designed to help our customers succeed in their markets through the seamless integration of product conceptualization, design, commercialization, manufacturing, fulfillment and sustaining solutions.

Plexus delivers comprehensive end-to-end solutions for customers in the Americas, Europe, Middle East and Africa, and Asia-Pacific regions. We serve mid-to-low volume, higher complexity customer programs characterized by unique flexibility, technological, quality and regulatory requirements. We are an industry leader, providing award-winning customer service to over 140 branded product companies in the Networking/Communications, Healthcare/Life Sciences, Industrial/Commercial and Defense/Security/Aerospace market sectors.

Plexus is culturally committed to the success of our customers and to customer service excellence. Established in 1979, Plexus has over 30 years of expertise bringing our customers' products to market quickly and efficiently. We leverage our experience to understand and support the unique needs of our customers, and the markets in which they operate, to solve complex problems and eliminate common engineering and manufacturing roadblocks. We have designed our Product Realization Value Stream to support critical elements of our customers' go-to-market strategies by providing a comprehensive suite of services.

| Conceptualize | Design | Commercialize | Manufacture | Fulfill | Sustain |

During the ***Conceptualize*** phase, our engineers partner with our customers to create and evaluate new product ideas. We collaborate closely with our customers to capture the customer's vision for a new product and clarify functional requirements to drive concept evaluations and prototype development. During the ***Design*** phase, we leverage the latest technology and utilize state-of-the-art design automation tools to provide comprehensive new product development and value engineering solutions. The ***Commercialize*** phase is central to assuring the manufacturing readiness of a design, enabling quick conversion into a viable manufactured product. Our services reduce cost by assuring designs account for unit cost, serviceability, reliability, testability and manufacturability. Our dedicated transition experts facilitate a smooth ramp to full-scale production. During the ***Manufacture*** phase, our scalable facilities offer flexibility for our customers through tailored supply chain solutions, customized focused factories and dedicated resources. To ***Fulfill*** our customers' orders, we provide unmatched flexibility and responsiveness on a global scale. Through customized direct order fulfillment, build-to-order and configure-to-order services, the total cost of ownership is minimized and the needs of end customers are fulfilled. Lastly, we provide a broad range of solutions during the ***Sustain*** phase. Global sustaining engineering, supply chain and manufacturing solutions are customized to meet a product's after-market needs. When customers leverage the full Plexus Product Realization Value Stream, we believe they gain a distinct competitive advantage in their markets.

Plexus is comprised of approximately 9,200 creative and talented employees. We have seven engineering facilities located to provide convenience to our customers while attracting the best and brightest engineering talent. Our 19 manufacturing facilities are strategically located in regions with strong manufacturing and supply chain competencies, giving our customers flexibility within our geographic footprint and allowing for delivery of the lowest total landed fulfillment costs.



The Product Realization Company

Plexus Corp.
One Plexus Way
P.O. Box 156
Neenah, WI 54957-0156
(920) 969-6000

Notice of 2014 Annual Meeting of Shareholders and Proxy Statement

2013 Annual Report on Form 10-K

Your vote is important. You may vote in person, electronically via the Internet at www.proxyvote.com, by phone at 1-800-690-6903 or by mail. If voting via the Internet or by phone, please have the 12 digit control number that was sent to you available. If you did not receive written materials and would like to receive them, please request them as provided on page 1 of the Proxy Statement.



The Product Realization Company

**NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
on February 12, 2014**

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold its annual meeting of shareholders at the Milwaukee Marriott Downtown, 323 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, on Wednesday, February 12, 2014, at 8:00 a.m. Central Time, for the following purposes:

(1) To elect nine directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To ratify the selection of PricewaterhouseCoopers LLP as Plexus' independent auditors for fiscal 2014.

(3) To hold an advisory vote to approve the compensation of the Company's named executive officers, as disclosed in "Compensation Discussion and Analysis" and "Executive Compensation" herein.

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

All shareholders of record at the close of business on December 5, 2013, will be entitled to vote at the meeting or any adjournment of the meeting. On or about December 13, 2013, we expect to mail shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report, as well as vote, online.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the Board of Directors

Angelo M. Ninivaggi
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Neenah, Wisconsin
December 10, 2013

You may vote in person or by using a proxy as follows:

- By internet: Go to www.proxyvote.com. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By telephone: Call 1-800-690-6903 on a touch-tone telephone. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By mail: Please request written materials as provided on page 1 of the proxy statement. Complete, sign and date the proxy card, and return it to the address indicated on the proxy card.

If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.



The Product Realization Company

One Plexus Way
P.O. Box 156
Neenah, Wisconsin 54957-0156

PROXY STATEMENT

TABLE OF CONTENTS



The Product Realization Company

ANNUAL MEETING OF SHAREHOLDERS
FEBRUARY 12, 2014

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: WHEN IS THIS PROXY MATERIAL FIRST AVAILABLE TO SHAREHOLDERS?

A: On or about December 13, 2013, Plexus Corp. ("Plexus", "we" or the "Company") expects to mail shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy material over the internet.

Q: WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A PRINTED COPY OF THE PROXY MATERIAL?

A: Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), we are permitted to provide access to our proxy material over the internet instead of mailing a printed copy of the proxy material to each shareholder. As a result, we are mailing shareholders a Notice of Internet Availability of Proxy Materials containing instructions regarding how to access our proxy material, including our proxy statement and annual report, and vote via the internet. You will not receive a printed copy of the proxy material unless you request one by following the instructions included in the Notice of Internet Availability of Proxy Materials or provided below.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on February 12, 2014

The proxy statement and annual report are available at www.proxyvote.com.

At www.proxyvote.com, shareholders can view the proxy material, cast their vote and request to receive paper copies of the proxy material by mail.

Q: HOW CAN SHAREHOLDERS REQUEST PAPER COPIES OF THE PROXY MATERIAL?

A: Shareholders may request that paper copies of the proxy material, including an annual report, proxy statement and proxy card, be sent to them without charge as follows:

- By internet: www.proxyvote.com
- By email: Send a blank email with your 12 digit control number(s) in the subject line to sendmaterial@proxyvote.com
- By telephone: 1-800-579-1639

When you make your request, please have your 12 digit control number(s) available; that control number was included in the notice that was mailed to you. To assure timely delivery of the proxy material before the annual meeting, please make your request no later than January 29, 2014.

Q: WHAT AM I VOTING ON?

A: At the annual meeting you will be voting on three proposals:

1. The election of nine directors to the board of directors to serve until Plexus' next annual meeting and until their successors have been duly elected. This year's nominees are:

   - Ralf R. Böer
   - Stephen P. Cortinovis
   - David J. Drury
   - Dean A. Foate
   - Rainer Jueckstock
   - Peter Kelly
   - Phil R. Martens
   - Michael V. Schrock
   - Mary A. Winston

2. A proposal to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as Plexus' independent auditors for fiscal 2014.

3. An advisory proposal to approve the compensation of the Company's named executive officers, as disclosed in "Compensation Discussion and Analysis" and "Executive Compensation" herein.

Q: WHAT ARE THE BOARD'S VOTING RECOMMENDATIONS?

A: The board of directors is soliciting this proxy and recommends the following votes:

- FOR each of the nominees for election to the board of directors;

- FOR the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as Plexus' independent auditors for fiscal 2014; and

- FOR approval of the compensation of the Company's named executive officers.

Q: WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

A: To conduct the annual meeting, more than 50% of the Plexus' outstanding shares entitled to vote must be present in person or by duly authorized proxy. This is referred to as a "quorum." Abstentions and shares that are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists; shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting.

Assuming a quorum is present, directors are elected by a plurality of the votes cast in person or by proxy by the holders of Plexus common stock entitled to vote at the election at the meeting. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares that are not voted, whether by withheld authority, broker non-vote or otherwise, have no effect in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Ratification of PricewaterhouseCoopers LLP as Plexus' independent auditors will be determined by a majority of the shares voting on that matter, assuming a quorum is present. In addition, assuming a quorum is present, the results of the advisory vote to approve the compensation of the Company's named executive officers will also be determined by a majority of shares voting on such matter. Abstentions and broker non-votes will not affect these votes, except insofar as they reduce the number of shares that are voted.

Q: WHAT IF I DO NOT VOTE?

A: The effect of not voting will depend on how your share ownership is registered.

If you own shares as a registered holder and you do not vote, the shares that you do not vote will not be represented at the meeting and will not count toward the quorum requirement. If a quorum is obtained, then the shares that you have not voted will not affect whether a proposal is approved or rejected.

If you are a shareholder whose shares are not registered in your name and you do not vote, then your bank, broker or other holder of record may still represent your shares at the meeting for purposes of obtaining a quorum. In the absence of your voting instructions, your bank, broker or other holder of record may or may not vote your shares in its discretion depending on the proposal before the meeting. Your broker may not vote your shares in its discretion in the election of directors; therefore, you must vote your shares if you want them to be counted in the election of directors. In addition, your broker is also not permitted to vote your shares in its discretion regarding matters related to executive compensation, including advisory votes to approve executive compensation. However, your broker may vote your shares in its discretion on routine matters such as the ratification of the Plexus' independent auditors.

Q: WHO MAY VOTE?

A: You may vote at the annual meeting if you were a shareholder of record of Plexus common stock as of the close of business on December 5, 2013, which is the "Record Date." As of the Record Date, Plexus had 33,856,207 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter presented. Any shareholder entitled to vote may vote either in person or by duly authorized proxy.

Q: HOW DO I VOTE?

A: We offer four methods for you to vote your shares at the annual meeting—in person; via the internet; by telephone; or by mail. You may vote in person at the annual meeting or authorize the persons named as proxies on the proxy card, Dean A. Foate, Ginger M. Jones and Angelo M. Ninivaggi, to vote your shares. We recommend that you vote as soon as possible, even if you are planning to attend the annual meeting, so that the vote count will not be delayed.

While we offer four methods, we encourage you to vote via the internet, as it is the most cost-effective method available. There is no charge to vote your shares via the internet, though you may incur costs associated with electronic access, such as usage charges from internet access providers. If you choose to vote your shares via the internet, there is no need for you to request or mail back a proxy card.

- By internet: Go to www.proxyvote.com. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By telephone: On a touch-tone telephone, call 1-800-690-6903. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.
- By mail: Please request written materials as provided on page 1 of the proxy statement. Complete, sign and date the proxy card, and return it to the address indicated on the proxy card.

If your shares are not registered in your name, then you vote by giving instructions to the firm that holds your shares rather than using any of these methods. Please check the voting form of the firm that holds your shares to see if it offers internet or telephone voting procedures.

Q: WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE REQUEST TO VOTE?

A: It means your shares are held in more than one account. You should vote the shares on all of your proxy requests. You may help us reduce costs by consolidating your accounts so that you receive only one set of proxy materials in the future. To consolidate your accounts, please contact our transfer agent, American Stock Transfer & Trust Company, LLC, toll-free at 1-800-937-5449.

Q: WHAT IF I OWN SHARES AS PART OF PLEXUS' 401(k) RETIREMENT PLAN AND/OR EMPLOYEE STOCK PURCHASE PLANS?

A: Shareholders who own shares as part of Plexus' 401(k) Retirement Plan (the "401(k) Plan") and/or the Plexus 2000 and 2005 Employee Stock Purchase Plans (the "Purchase Plans") will receive a separate means for proxy voting their shares held in each account. Shares held by the 401(k) Plan for which participant designations are received will be voted in accordance with those designations; those shares for which designations are not received will be voted proportionally, based on the votes for which voting directions have been received from participants. Shares held in accounts under the Purchase Plans will be voted in accordance with management recommendations, except for shares for which contrary designations from participants are received.

Q: WHO WILL COUNT THE VOTE?

A: Broadridge Financial Solutions, Inc. will use an automated system to tabulate the votes. Its representatives will also serve as the election inspectors.

Q: WHO CAN ATTEND THE ANNUAL MEETING?

A: All shareholders of record as of the close of business on December 5, 2013, can attend the meeting. However, seating is limited and will be on a first arrival basis.

To attend the annual meeting, please follow these instructions:

- Bring proof of ownership of Plexus common stock and a form of identification; or
- If a broker or other nominee holds your shares, bring proof of ownership of Plexus common stock through such broker or nominee and a form of identification.

Q: CAN I CHANGE MY VOTE AFTER I RETURN OR SUBMIT MY PROXY?

A: Yes. Even after you have submitted your proxy, proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting. Presence at the annual meeting of a shareholder who has appointed a proxy does not in itself revoke a proxy.

Q: MAY I VOTE AT THE ANNUAL MEETING?

A: If you complete a proxy card or vote via the internet, you may still vote in person at the annual meeting. To vote at the meeting, please either give written notice that you would like to revoke your original proxy to the secretary or acting secretary of the meeting or oral notice to the presiding officer during the meeting.

If a broker, bank or other nominee holds your shares and you wish to vote in person at the annual meeting you must obtain a proxy issued in your name from the broker, bank or other nominee; otherwise you will not be permitted to vote in person at the annual meeting.

Q: WHO IS MAKING THIS SOLICITATION?

A: This solicitation is being made on behalf of Plexus by its board of directors. Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Plexus will solicit proxies by mailing a Notice of Internet Availability of Proxy Materials to all shareholders; paper copies of the proxy material will be sent upon request as provided above as well as in the Notice of Internet Availability of Proxy Materials. Proxies may be solicited in person, or by telephone, e-mail or fax, by officers and regular employees of Plexus who will not be separately compensated for those services.

Q: WHEN ARE SHAREHOLDER PROPOSALS AND SHAREHOLDER NOMINATIONS DUE FOR THE 2015 ANNUAL MEETING?

A: The Secretary must receive a shareholder proposal no later than August 15, 2014, in order for the proposal to be considered for inclusion in our proxy materials for the 2015 annual meeting. The 2015 annual meeting of shareholders is tentatively scheduled for February 18, 2015. To otherwise bring a proposal or nomination before the 2015 annual meeting, you must comply with our bylaws, which require written notice to the Secretary between October 4, 2014, and October 29, 2014. The purpose of this requirement is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought. If we receive your notice after October 29, 2014, then your proposal or nomination will be untimely. In addition, your proposal or nomination must comply with the procedural provisions of our bylaws. If you do not comply with these procedural provisions, your proposal or nomination can be excluded. Should the board nevertheless choose to present your proposal, the named Proxies will be able to vote on the proposal using their best judgment.

Q: WHAT IS THE ADDRESS OF THE SECRETARY?

A: The address of the Secretary is:

Plexus Corp.
Attn: Angelo M. Ninivaggi
One Plexus Way
P.O. Box 156
Neenah, Wisconsin 54957-0156

Q: WILL THERE BE OTHER MATTERS TO VOTE ON AT THIS ANNUAL MEETING?

A: We are not aware of any other matters that you will be asked to vote on at the annual meeting. Other matters may be voted on if they are properly brought before the annual meeting in accordance with our bylaws. If other matters are properly brought before the annual meeting, then the named proxies will vote the proxies they hold in their discretion on such matters.

For matters to be properly brought before the meeting, our bylaws require that we receive written notice, together with specified information, not less than 45 days nor more than 70 days before the first anniversary of the date in which proxy materials for the previous year's annual meeting were first made available to shareholders. We did not receive notice of any matters by the deadline for the 2014 annual meeting, which was October 30, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 5, 2013, regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer appearing in the "Summary Compensation Table" included in "Executive Compensation," all directors and current executive officers as a group, and each known 5%-or-greater shareholder of Plexus. The specified individuals and entities have sole voting and sole dispositive powers as to all shares, except as otherwise indicated.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Ralf R. Böer	74,089	*
Stephen P. Cortinovis	78,589	*
David J. Drury	50,589	*
Dean A. Foate	817,963	2.3%
Rainer Jueckstock	0	*
Peter Kelly	65,689	*
Phil R. Martens	18,589	*
Michael V. Schrock	61,589	*
Mary A. Winston	36,589	*
Steven J. Frisch	104,798	*
Ginger M. Jones	128,405	*
Todd P. Kelsey	130,135	*
Yong Jin Lim	125,520	*
All directors and current executive officers as a group (15 persons)	1,844,998	5.2%
Disciplined Growth Investors, Inc. (2)	3,223,397	9.6%
BlackRock, Inc. (3)	2,949,082	8.7%
Barrow, Hanley, Mewhinney & Strauss, LLC (4)	2,538,544	7.5%
The Vanguard Group, Inc. (5)	2,042,179	6.0%

* Less than 1%

(1) The amounts include shares subject to options granted under Plexus' equity plans that are exercisable currently or within 60 days of December 5, 2013. The options include those held by the following individuals for the indicated number of shares: Mr. Böer (58,500), Mr. Cortinovis (61,000), Mr. Drury (35,000), Mr. Foate (632,222), Mr. Kelly (35,000), Mr. Martens (10,000), Mr. Schrock (45,000), Ms. Winston (24,000), Mr. Frisch (76,625), Ms. Jones (93,000), Mr. Kelsey (98,750) and Mr. Lim (83,125), and all directors and current executive officers as a group (1,364,347).

The amounts reported in the table also include shares subject to acquisition within 60 days of December 5, 2013, upon the vesting of restricted stock units ("RSUs") granted under Plexus' equity plans as follows: Mr. Böer (4,589), Mr. Cortinovis (4,589), Mr. Drury (4,589), Mr. Foate (32,800), Mr. Kelly (4,589), Mr. Martens (4,589), Mr. Schrock (4,589), Ms. Winston (4,589), Mr. Frisch (8,000), Ms. Jones (8,000), Mr. Kelsey (10,000) and Mr. Lim (8,000), and all directors and current executive officers as a group (109,723).

In addition, the amounts reported in the table for certain directors include deferred stock units, which are payable in shares of the Company's common stock on a one-for-one basis, as follows: Mr. Böer (4,000), Mr. Cortinovis (2,002), Mr. Martens (2,000) and Ms. Winston (4,000).

(2) Disciplined Growth Investors, Inc. filed a report on Schedule 13G dated June 30, 2008, reporting that it held sole voting power as to 1,899,904 shares, shared voting power as to 268,950 shares and sole dispositive power as to 2,168,854 shares of common stock. Disciplined Growth Investors subsequently filed a report on Form 13F for the quarter ended September 30, 2013, showing sole investment power as to 3,223,397 shares and sole voting power as to 2,306,242 shares. The address of Disciplined Growth Investors, an investment adviser, is 150 South Fifth Street, Suite 2550, Minneapolis, Minnesota 55402.

(3) BlackRock, Inc. filed a report on Schedule 13G/A, dated December 31, 2012, reporting sole voting power and sole dispositive power as to 2,949,082 shares of common stock. BlackRock subsequently filed a report on Form 13F for the quarter ended September 30, 2013, showing minimal ownership of common stock; however, the reports on Form 13F filed by its affiliated entities for the quarter ended September 30, 2013, show, in the aggregate, ownership of greater than 5% of the common stock, with BlackRock Fund Advisors, a savings association under the Federal Deposit Insurance Act, showing sole voting power and sole investment power as to 1,837,936 shares. The address of BlackRock, a parent holding company or control person under SEC rules, is 40 East 52nd Street, New York, New York 10022.

(4) Barrow, Hanley, Mewhinney & Strauss, LLC filed a report on Schedule 13G dated December 31, 2012, reporting sole voting power as to 883,632 shares, shared voting power as to 867,200 shares and sole dispositive power as to 1,750,832 shares of common stock. Barrow Hanley subsequently filed a report on Form 13F for the quarter ended September 30, 2013, showing sole voting power as to 1,345,782 shares and sole investment power as to 2,538,544 shares. The address of Barrow Hanley, an investment adviser, is 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201.

(5) The Vanguard Group, Inc. filed a report on Schedule 13G/A dated December 31, 2012, reporting sole voting power as to 51,010 shares, sole dispositive power as to 2,214,371 shares and shared dispositive power as to 49,410 shares of common stock. Vanguard subsequently filed a report on Form 13F for the quarter ended September 30, 2013, showing sole voting power as to 52,850 shares and sole investment power as to 1,990,929 shares. The address of Vanguard Group, an investment adviser, is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

ELECTION OF DIRECTORS

Plexus believes that it needs to attract and retain talented, focused, and motivated leadership to develop the long-term strategy and deliver the economic profit that our shareholders expect. For Plexus, the concept of leadership is not limited to the leadership within the Company; leadership also includes the individuals who serve on Plexus' board.

In accordance with Plexus' bylaws, the board of directors has determined that there shall be nine directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors, and for whom proxies will be voted unless a shareholder specifies otherwise, are named below. If any of the nominees should decline or be unable to act as a director, which is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to ten directors, as determined by the board. The Plexus board may expand the board up to the number of directors authorized in Plexus' bylaws and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Name and Age	Principal Occupation, Business Experience and Education (1)
Ralf R. Böer, 65 *Director since 2004*	Mr. Böer is a Partner at Foley & Lardner LLP, a national law firm, and was also its Chairman and Chief Executive Officer from 2002 until 2011. Mr. Böer's practice includes international and domestic acquisitions, international business transactions and licensing and technology transfers. He is also a director of Fiskars Corporation, a global consumer products company. Mr. Böer obtained his B.A. from the University of Wisconsin-Milwaukee and his J.D. from the University of Wisconsin Law School.
Stephen P. Cortinovis, 63 *Director since 2003*	Mr. Cortinovis is a private equity investor in Lasco Foods Company. He was previously a Partner of Bridley Capital Partners Limited, a private equity group, and prior thereto served as President—Europe of Emerson Electric Co., a diversified global technology company. He is also a director of Aegion Corporation (formerly Insituform Technologies, Inc.), a global infrastructure protection and rehabilitation company, as well as the chair of its Corporate Governance and Nominating Committee. Mr. Cortinovis obtained both his B.A. and J.D. from St. Louis University.
David J. Drury, 65 *Director since 1998*	Mr. Drury is Chairman and Chief Executive Officer of Poblocki Sign Company LLC, an exterior and interior sign systems company, and was also its President until 2011. He is a director of Journal Communications, Inc., a media holding company, as well as its lead director and the chair of its Nominating and Corporate Governance Committee and its Executive Committee. In addition, Mr. Drury is a trustee of The Northwestern Mutual Life Insurance Company, an insurance and financial products company. Mr. Drury earned his B.B.A. from the University of Wisconsin-Whitewater and is a Certified Public Accountant who practiced as such for 18 years.
Dean A. Foate, 55 *Director since 2000* *Chairman since 2013*	Mr. Foate has served as President and Chief Executive Officer of Plexus since 2002, and as Chairman of the Board since February 2013. He was previously Chief Operating Officer and Executive Vice President of Plexus, and President of Plexus Technology Group, Inc., Plexus' engineering services business, prior thereto. Mr. Foate is also a director of Regal Beloit Corporation, an electrical motors and mechanical products company. Mr. Foate earned his B.S. in Electrical and Computer Engineering from the University of Wisconsin-Madison and his Master of Science in Engineering Management from the Milwaukee School of Engineering.

Name and Age	Principal Occupation, Business Experience and Education (1)
Rainer Jueckstock, 54 *Director since 2013*	Mr. Jueckstock has served as co-Chief Executive Officer of Federal-Mogul Corporation, an automotive and industrial equipment supplier, and Chief Executive Officer, Federal-Mogul Powertrain Segment, since July 2012; he also serves as a director of Federal-Mogul. Mr. Jueckstock joined Federal-Mogul in 1990 and has served in numerous operations, sales and finance leadership roles, most recently as Chief Executive Officer from April to July 2012, and as Senior Vice President-Powertrain Energy and a member of Federal-Mogul's Strategy Board since 2005. Prior to joining Federal-Mogul, he was a member of the German Military. Mr. Jueckstock earned a degree in Engineering from the Military College at Zittau, Germany.
Peter Kelly, 56 *Director since 2005*	Mr. Kelly has served as Executive Vice President and Chief Financial Officer of NXP Semiconductors N.V., a provider of high performance mixed signal and standard semi-conductor product solutions, since 2012; prior thereto he served as NXP Semiconductors' Executive Vice President and General Manager of Operations since 2011. Mr. Kelly was Vice President and Chief Financial Officer of UGI Corp., a distributor and marketer of energy products and services, from 2007 until 2011. He previously served as Chief Financial Officer and Executive Vice President of Agere Systems, a semi-conductor company, and as Executive Vice President of Agere's Global Operations Group. Mr. Kelly earned a B.S. from the University of Manchester (U.K.) Institute of Science and Technology and is a fellow of the Chartered Institute of Management Accountants.
Phil R. Martens, 53 *Director since 2010*	Mr. Martens has served as Chief Executive Officer of Novelis Inc., an aluminum rolled products producer, since 2011, and as its President since 2009. He was also Chief Operating Officer of Novelis Inc. from 2009 until 2011. Mr. Martens is also a director of Graphic Packaging Holding Company, a global provider of packaging solutions. Mr. Martens previously served as Senior Vice President and President, Light Vehicle Systems for ArvinMeritor, Inc., a supplier of integrated systems, modules and components; he was also President and Chief Executive Officer of Arvin Innovation, Inc. Prior thereto, he served as President and Chief Operating Officer of Plastech Engineered Products, Inc., an automotive component supplier, and held various engineering and leadership positions at Ford Motor Company. Mr. Martens obtained a B.S. from Virginia Polytechnic Institute and State University and an M.B.A. from the University of Michigan. In addition, he was awarded an honorary Doctorate in Engineering from Lawrence Technical Institution for his extensive contributions to the global automotive industry. (2)
Michael V. Schrock, 60 *Director since 2006* *Lead Director since 2013*	Mr. Schrock, who has served as the lead director of Plexus' board since February 2013, is currently President and Chief Operating Officer of Pentair Ltd., a diversified manufacturer, but has announced his intention to retire from Pentair, effective December 31, 2013. He previously was President and Chief Operating Officer of Pentair's Technical Products and Filtration Divisions. Prior to joining Pentair, Mr. Schrock held various senior management positions with Honeywell International Inc., a diversified technology and manufacturing company, covering North America as well as the European, Africa and Middle East regions. Mr. Schrock earned a B.S. from Bradley University and an M.B.A. from Northwestern University, Kellogg School of Management.

Name and Age	Principal Occupation, Business Experience and Education (1)
Mary A. Winston, 52 *Director since 2008*	Ms. Winston has served as Executive Vice President and Chief Financial Officer of Family Dollar Stores, Inc., an owner and operator of general merchandise discount stores, since 2012. She served as Senior Vice President and Chief Financial Officer of Giant Eagle, Inc., a food retailer and food distributor, from 2008 until 2012. Prior thereto, Ms. Winston was President and Founder of WinsCo Financial, LLC, a financial solutions consulting firm, Executive Vice President and Chief Financial Officer of Scholastic Corporation, a children's publishing and media company, a Vice President of Visteon Corporation, an automotive parts supplier, and a Vice President of Pfizer Inc., a global biopharmaceutical company. She is also a director of Dover Corporation, a diversified manufacturing company, and the chair of its Audit Committee. Ms. Winston obtained a B.B.A. from the University of Wisconsin-Milwaukee and an M.B.A. from Northwestern University, Kellogg School of Management, and is a Certified Public Accountant.

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.

(2) Plastech Engineered Products, Inc. filed for Chapter 11 bankruptcy protection in 2008, approximately two years after Mr. Martens left the company.

The Company believes it is important for its board to be comprised of individuals with diverse backgrounds, skills and experiences. All board members are expected to meet Plexus' board member selection criteria, which are listed below:

- Impeccable honesty and integrity.
- A high level of knowledge gained through formal education and/or specific practical experience.
- Broad based business acumen, including a general understanding of operations management, marketing, finance, human resources management, corporate governance and other elements relevant to the success of a large publicly-traded company.
- An understanding of the Company's business on a technical level.
- Global thinking and focus as well as a general understanding of the world economy.
- Strategic thinking and an ability to envision future opportunities and risks.
- A willingness to engage in thoughtful debate and challenging discussions in a respectful manner.
- A network of important contacts that can bring knowledge and assistance to Plexus.
- A commitment to spend requisite time on board responsibilities.

In addition to the board member selection criteria identified above, the board and the Nominating and Corporate Governance Committee review the board's composition annually to ensure that an appropriate diversity of backgrounds, skills and experiences is represented. Important skills and experiences currently identified are as follows:

- Significant experience as a chief executive officer and/or chief operating officer of a publicly-traded company, or of a major division of a publicly-traded company.
- Financial and accounting skills as well as experience in a public company, preferably with experience as a controller and/or chief financial officer; any such person is expected to fulfill the SEC's requirements for an "audit committee financial expert."
- International experience with an understanding of conducting business on a global scale.
- In-depth knowledge and significant practical experience in sales and marketing at an electronic manufacturing services ("EMS") company or at another company in a related industry.

- A manufacturing management background, ideally an engineer, from a large, well respected manufacturing-based company, preferably one that relies on supply chain management for a competitive advantage.
- Considerable human resources management experience involving the design of both short-term and long-term compensation programs, and an understanding of benefit plans.
- Experience managing succession planning and leadership development for a successful company.

The following is the Company's matrix of experience for the board, which together with the directors' principal occupations and business experience described above, as well as the Company's board member selection criteria, provide the reasons that each individual is being re-nominated as a director. Boxes marked with an "X" in the matrix below indicate that the particular experience is one of the specific reasons that the individual has been re-nominated to serve on the board. The lack of an "X" does not mean that the director does not possess that experience, but rather that it is not a particular area of focus or expertise of the director that was specifically identified as a reason for that individual's nomination.

	Mr. Böer	Mr. Cortinovis	Mr. Drury	Mr. Foate	Mr. Jueckstock	Mr. Kelly	Mr. Martens	Mr. Schrock	Ms. Winston
CEO/COO Experience				X	X	X	X	X	
Financial and Accounting Experience		X	X	X	X	X	X		X
Global Business Experience	X	X	X	X	X	X	X	X	X
Sales and Marketing Experience		X		X	X		X	X	
Manufacturing Management Background				X	X	X	X	X	
Supply Chain Management Experience				X	X	X	X	X	
Compensation and Benefits Experience	X	X	X	X	X	X	X	X	
Leadership Development and Succession Planning Experience	X	X	X	X	X	X	X	X	X

CORPORATE GOVERNANCE

Board of Directors Meetings

The board of directors held six meetings during fiscal 2013. As part of these meetings, non-management directors regularly meet without management present. All of our directors attended at least 75% of the total meetings of the board and the committees of the board on which they served; for Mr. Jueckstock, this refers to the period he served as a director. The Plexus board of directors conducts an annual self-evaluation process, reviewing the performance of each individual board member as well as the performance of the board as a whole.

Plexus encourages all of its directors to attend the annual meeting of shareholders. Plexus generally holds a board meeting coincident with the annual meeting of shareholders to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All directors attended the 2013 annual meeting of shareholders.

Director Independence

As a matter of good corporate governance, we believe that the board of directors should provide a strong voice in the governance of our company. Therefore, under our corporate governance policies and in accordance with Nasdaq Global Select Market rules, at least a majority of our directors must be "independent directors."

When the board of directors makes its determination regarding which directors are independent, the board first considers and follows the Nasdaq Global Select Market rules. The board also reviews other transactions and relationships, if any, involving Plexus and the directors or their family members or related parties; see "Certain Transactions" herein for a discussion of our policy regarding such transactions. Plexus expects its directors to inform it of any transaction, whether direct or indirect through an immediate family member or any business entity controlled by any of them, involving Plexus and the director; Plexus also surveys directors periodically to confirm this information. Plexus does not use any dollar amount to screen transactions that should be reported to the Company. The board reviews the information submitted by its directors for its separate determination of materiality and compliance with Nasdaq and other standards when it determines independence.

In determining independence for the coming year, the board considered two relationships that, upon review, the board did not believe affected the independence of the directors.

- Mr. Kelly is an executive officer of NXP Semiconductors N.V., which is a supplier to Plexus. Plexus' payments to NXP's distributors in fiscal 2013 represented less than two-tenths of one percent of each of Plexus' and NXPs annual revenues.

- Mr. Schrock is currently an executive officer of Pentair Ltd., which is a supplier to Plexus. Plexus' payments to Pentair in fiscal 2013 represented less than two-tenths of one percent of each of Plexus' and Pentair's annual revenues.

Based on the applicable standards and the board's review and consideration, the board of directors has determined that Messrs. Böer, Cortinovis, Drury, Jueckstock, Kelly, Martens and Schrock, and Ms. Winston are each "independent" under applicable rules and guidelines. Mr. Foate, our Chief Executive Officer, is not considered to be "independent."

Our independent directors have the opportunity to meet in executive session, without the other directors or management, as part of each regular board meeting. Mr. Schrock, the board's lead director, presides at these sessions.

Board Leadership Structure

Mr. Foate, our Chief Executive Officer, also serves as Chairman primarily due to his in-depth knowledge of the Company and EMS industry, keen understanding of the Company's operations and strategies, proven leadership and vision for Plexus, which position him to be able to provide strong and effective leadership of the board. In addition, the board believes that Mr. Foate is in the best position as Chairman and CEO to lead board discussions regarding the Company's business and strategy, and to help the board respond quickly and effectively to any challenges faced by the Company.

The board does not have a policy that requires the separation of the roles of Chairman and CEO and believes the Company should adopt the board leadership structure that best serves its needs at any particular time. Pursuant to the Company's Corporate Governance Guidelines, since the Chairman is also the CEO, the independent directors, meeting in executive session, elected a lead director from among the independent directors. The Company believes that the designation of an independent lead director, whose duties are described below, provides essentially the same benefits as having an independent chairman in terms of oversight, access and an independent voice with significant input into corporate governance. Mr. Schrock currently serves as the board's lead director.

The duties of the board's lead director include: (i) presiding at all meetings of the board at which the Chairman is not present, including executive sessions of the independent directors; (ii) serving as liaison between the Chairman and the independent directors; (iii) together with the Chairman, approving the agendas for board meetings; (iv) together with the Chairman, approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (v) providing input to the Chairman as to the content, quality, quantity and timeliness of information from Company management to the board; (vi) having the authority to call meetings of the independent directors and develop the agendas for such meetings with input from the other independent directors; (vii) serving as a liaison for consultation and direct communication with major shareholders; and (viii) performing such other duties as the board or Chairman may from time to time delegate.

Board's Role in Risk Oversight

It is management's responsibility to manage the Company's enterprise risks on a day-to-day basis. Through regular updates, the board of directors oversees management's efforts to ensure that they effectively identify, prioritize, manage and monitor all material business risks to Plexus' strategy.

The board delegates. certain risk management oversight responsibilities to its committees. The Audit Committee reviews and discusses the Company's major financial risk exposures and the steps management has taken to identify, monitor and control such risks. The Compensation and Leadership Development Committee is responsible for overseeing risk related to the Company's compensation, leadership development and succession planning programs, including considering whether such programs are in line with the Company's strategic objectives and incentivize appropriate risk-taking. The Nominating and Corporate Governance Committee is tasked with overseeing the management of risks associated with corporate governance, compliance and ethics.

Board Committees

The board of directors has three standing committees, all comprised solely of independent directors: Audit, Compensation and Leadership Development, and Nominating and Corporate Governance. The committees on which our directors currently serve, and the chairs of those committees, are identified in the following table:

Director	Audit	Compensation and Leadership Development	Nominating and Corporate Governance
Ralf R. Böer			Chair
Stephen P. Cortinovis	X	Chair	
David J. Drury	Chair		X
Rainer Jueckstock	X	X	
Peter Kelly	X	X	
Phil R. Martens		X	X
Michael V. Schrock		X	X
Mary A. Winston	X		

Mr. Foate is not an "independent" director; therefore, he is not eligible to serve on these committees under Nasdaq rules or the committees' charters.

Audit Committee

The Audit Committee met eight times in fiscal 2013. All of the members of the Audit Committee are "independent" of Plexus under SEC and Nasdaq rules. The Audit Committee chooses the Company's independent auditors and oversees the audit process as well as the Company's accounting, finance and tax functions. Among its other responsibilities, the Committee also oversees the Company's ethics and whistle-blowing reporting programs, in conjunction with the Nominating and Corporate Governance Committee. See also "Report of the Audit Committee."

Audit Committee Financial Experts

The board has determined that Messrs. Drury and Kelly and Ms. Winston are "audit committee financial experts" based on a review of each individual's educational background and business experience. All members of the Audit Committee are "financially literate" and meet the other SEC and Nasdaq requirements for Audit Committee membership.

Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee (in this subsection, the "Committee") held six meetings during fiscal 2013. All of the members of the Committee are "independent" of Plexus under SEC and Nasdaq rules. The Committee establishes the general compensation philosophies and plans for Plexus, determines the CEO's and other executive officers' compensation and approves equity grants and awards under Plexus' compensation plans. The Committee also considers and makes recommendations to the board with respect to other employee compensatory plans and arrangements. Further, the Committee is responsible for reviewing Plexus' leadership structure, talent management efforts, leadership development and executive succession plans. The Committee may, in its sole discretion, retain or obtain the advice of compensation consultants, legal counsel or other advisers. In addition to the following subsection, see also "Compensation Discussion and Analysis" and "Compensation Committee Report" below for further information on the Committee's philosophies and practices, and its determinations in fiscal 2013.

Overview of the Compensation Decision-Making Process

In accordance with the philosophy and the goals described below in "Compensation Discussion and Analysis," Plexus compensates its executive officers through salaries and various other compensation plans. The Committee considers many factors in its decision-making process about the compensation of Plexus' leadership and the design of compensation plans Company-wide.

When determining compensation, the Committee compares the compensation of Plexus' executive officers with that paid by other companies in the general industries in which Plexus recruits, comparable companies in the electronic manufacturing services industry, companies with similar financial profiles and several general and electronics industry published surveys. The Committee performed a full review of the composition of the peer group during fiscal 2010 because, due to acquisitions within the peer group and other changes, the Committee believed that certain companies had become less comparable to Plexus than when they were originally selected. The Committee intends to conduct reviews of the peer group and selection criteria on a periodic basis to ensure that both are appropriate. Consistent with the selection of its previous peer group, companies were chosen using filtering criteria, such as industry codes, peer companies identified as competitors, company size and employee base, profitability, geographic location, company complexity and recent financial performance; anomalies or special circumstances (primarily acquisitions or significant size differences) that caused certain companies to not be in fact comparable were also reviewed. In addition, the Committee also identified financial peers that were not in a similar business but which were similar in size and financial performance to Plexus.

Our resulting peer group for fiscal 2013 compensation planning consisted of:

- Agilent Technologies, Inc.
- Altera Corporation
- Amphenol Corporation
- Arris Group, Inc.
- AVX Corporation
- Benchmark Electronics, Inc.
- Bruker Corporation
- Celestica Inc.
- Esterline Technologies Corporation
- Harris Corporation
- Invacare Corporation
- Jabil Circuit, Inc.
- Molex Incorporated
- Regal-Beloit Corporation
- Sanmina Corporation
- Teledyne Technologies Incorporated
- Trimble Navigation Limited
- Vishay Intertechnology, Inc.

The same peer group is also being used for fiscal 2014 executive compensation planning.

When making compensation determinations, the Committee's analysis includes a review of the Company's financial results, an internal calibration of pay and equity award levels and an accumulated value analysis. In performing these analyses, the Committee continues to use tally sheets, which provide a comprehensive view of Plexus' compensation payout exposure under various performance scenarios, and also assist in the Committee's evaluation of the reasonableness of compensation as a whole. The accumulated value analysis examines the CEO's accumulation of wealth through the deferred compensation plan and annual equity awards. These assessments also identify the proportionality of the CEO's pay to the pay of executives at other levels in the organization and compare this information with published survey data. In addition, the Committee uses the vested and unvested equity information to balance the level of existing awards with the desire to reward performance and to provide retention incentives.

In addition to reviewing compensation to help assure that it provides an incentive for strong Company performance, the Company and the Committee periodically review comparable information from peer group companies and other sources, as discussed above, to maintain a competitive compensation package that aids in executive retention and fairly compensates the executives for performance. However, it does not aim for any numerical or percentile tests within this comparable information. The Committee believes that it is important for it to use its judgment in applying this information in individual cases, rather than arbitrarily attempting to aim for a particular numerical equivalence. In that consideration, the Committee discusses total compensation (including outstanding equity awards) for all executive officers, the level of experience and leadership each provides, and financial and personal performance results. The Committee seeks to balance different types of compensation in order to promote retention and strong Company performance. The Committee believes this approach results in a comprehensive and thoughtful compensation review process because it allows the Committee to use discretion when appropriate in responding to particular circumstances. The Committee intends to continue these practices in the future.

Management Participation. Members of management, particularly the CEO and human resources personnel, regularly participate in the Committee's meetings at the Committee's request. Management's role is to contribute information to the Committee and provide staff support and analysis for its discussions. However, management does not make any recommendation for the CEO's compensation, nor does management make the final determination of the CEO's or the other executive officers' amount or form of executive compensation. The CEO does recommend compensation for the other executive officers to the Committee, subject to the Committee's final decision. To assist in determining compensation recommendations for the other executive officers, the CEO considers Plexus' compensation philosophy and, in partnership with the human resources management team, utilizes the same compensation decision-making process as the Committee. Decisions regarding the compensation of the CEO are made in executive sessions at which the Committee members participate with select members of human resources management to review competitive practices and overall plan expense; the CEO is not present for these discussions. The sessions generally focus on the CEO's performance achievement and the elements of his compensation. The Committee also discusses and reviews materials comparing the CEO's compensation to peer group and survey data as well as Plexus' overall performance relative to the companies in our peer group. Materials presented also include a pay comparison of the CEO to our other executive officers and a review of the CEO's vested and unvested equity grants, as well as accumulated value, in an effort to assess possible retention risks.

Use of Consultants. The Committee uses outside compensation consultants to assist it in analyzing Plexus' compensation programs and in determining appropriate levels of compensation and benefits. The Committee is directly responsible for the appointment, termination, compensation and oversight of the work of any compensation consultant(s), and considers the independence of any such consultant prior to retention. The Company provides appropriate funding, as determined by the Committee, for the payment of compensation to the compensation consultant(s) employed by the Committee. The Committee currently retains Towers Watson as its compensation consultant. After considering the factors set forth in SEC and Nasdaq rules, in accordance with the Committee's charter, the Committee does not believe its relationship with Towers Watson has given rise to any conflict of interest.

Plexus human resources personnel meet with the compensation consultants to help the consultants understand Plexus' business model, organizational structure and compensation philosophy. This interaction provides the consultants with a framework to Plexus' approach to compensation and its application. As part of its staff support function, Plexus human resources personnel also discuss results and conclusions with the compensation consultants. These discussions permit Plexus human resources personnel to be aware of the consultants' recommendations and analysis, as well as to understand the rationale and methodology behind their conclusions.

For fiscal 2013 compensation planning, the Committee directed the Company's internal human resources staff to prepare an analysis of the Company's executive compensation package consistent with prior years. Plexus' internal staff obtained market-based data to provide the Committee with the same data and analysis as in previous years. In future years, the Committee may retain Towers Watson or another independent compensation consultant to conduct a detailed analysis of the Company's executive compensation package.

For fiscal 2014 compensation planning, in furtherance of its emphasis on performance-based compensation, the Committee conducted a review of its long-term incentive strategy and engaged Towers Watson to prepare an analysis of, and recommendations regarding, long-term equity grant practices. As a result of such review, beginning in fiscal 2014, the Committee is modifying its long-term incentive strategy to include performance stock awards (designated as performance share units and settled in Plexus stock). For more information, see "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives—Overview of Changes to Long-Term Incentive Strategy for Fiscal 2014."

Neither the Company nor the Committee places any limitations or restrictions on its consulting firms or their reviews. Towers Watson and previous consulting firms have been retained by the Committee only for projects related to the Company's executive and director compensation programs. The Company does provide substantive information about Plexus to help its consultants better understand the Company. Human resources personnel also meet with the consultants to discuss the consultants' conclusions as to Plexus' executive pay practices, organizational matters, the duties and responsibilities of particular positions, and overall conclusions based upon Plexus' compensation principles and goals.

Compensation Committee Interlocks and Insider Participation

Each of the members of the Committee was an independent director and there were no relationships or transactions in fiscal 2013 with those members requiring disclosure under SEC rules. See, however, "Director Independence" above for certain other relationships that the board considered when determining the independence of the directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Nominating Committee") met four times in fiscal 2013. All of the members of the Committee are "independent" of Plexus under Nasdaq rules. The Nominating Committee considers candidates for board membership, reviews the effectiveness of the board, makes recommendations to the board regarding directors' compensation, monitors Plexus' compliance and ethics efforts, and evaluates as well as oversees corporate governance and related issues.

The Nomination Process

The Nominating Committee generally utilizes a director search firm to identify candidates, but it evaluates those individuals on its own; the Committee would also consider candidates suggested by outside directors, management and/or shareholders. As described above in "Election of Directors," in accordance with the Company's board member selection criteria, the Nominating Committee considers the diversity of backgrounds, skills and experiences among board members in identifying areas which could be augmented by new members. To help assure that directors have the time to devote to their duties, Plexus directors may not serve on the boards of more than three additional public companies. The composition of the Board is reviewed annually to insure that an appropriate mix of skills, experiences and backgrounds is represented; the membership mix of the Board may also be changed as necessary to meet business needs.

The Nominating Committee would consider proposed nominees to the board submitted to it by shareholders. If a qualified candidate expresses a serious interest, and if there is a position available and the candidate's experience indicates that the candidate may be an appropriate addition to the board, the Nominating Committee would review the background of the candidate and, if appropriate, meet with the candidate. A decision would then be made whether to nominate that person to the board. The Nominating Committee's policy is to not evaluate proposed nominees differently depending upon who has proposed the potential nominee.

If a shareholder wishes to propose someone as a director for the Nominating Committee's consideration, the name of that nominee and related personal information should be forwarded to the Nominating Committee, in care of the Secretary, at least six months before the next annual meeting of shareholders to assure time for meaningful consideration by the Nominating Committee. See also "Commonly Asked Questions and Answers About the Annual Meeting" for bylaw requirements for nominations. Plexus has neither received nor rejected any candidates put forward by significant shareholders.

Communications with the Board

Any communications to the board of directors should be sent to Plexus' headquarters office in care of Plexus' Secretary, Angelo M. Ninivaggi. Any communication sent to the board in care of the Chief Executive Officer, the Secretary or any other corporate officer is forwarded to the board. There is no screening process and any communication will be delivered directly to the director or directors to whom it is addressed. Any other procedures which may be developed, and any changes in those procedures, will be posted as part of our Corporate Governance Guidelines on Plexus' website at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance."

Code of Ethics, Committee Charters and Other Corporate Governance Documents

Plexus regularly reviews and augments its corporate governance practices and procedures. As part of its corporate governance practices, Plexus has adopted a Code of Conduct and Business Ethics, Corporate Governance Guidelines and written charters for each of its board committees discussed above. Plexus will be responding to and complying with related SEC and Nasdaq Global Select Market directives as they are finalized, adopted and become effective. Plexus has posted on its website, at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance," copies of its Code of Conduct and Business Ethics, its Corporate Governance Guidelines, the charters for its Audit, Compensation and Leadership Development, and Nominating and Corporate Governance Committees, director selection criteria (included as an appendix to our Corporate Governance Guidelines), director and officer stock ownership guidelines, compensation clawback policy and other corporate governance documents. If those documents (including the committee charters, the Code of Conduct and Business Ethics and the Corporate Governance Guidelines) are changed, waivers from the Code of Conduct and Business Ethics are granted, or new procedures are adopted, those new documents, changes, waivers and/or procedures will be posted on Plexus' website at www.plexus.com.

Social Responsibility

Plexus is committed to social responsibility within our business and global operations. Our commitment to social responsibility extends to human rights, labor practices, the environment, worker health and safety, fair operating practices and the Company's social impact in the communities where we operate. We consider a variety of standards for socially responsible practices, including local and federal legal requirements in the jurisdictions where we operate, the International Organization for Standardization's "Guidance on Social Responsibility" (ISO 26000) and standards established by the Electronics Industry Citizenship Coalition. Information about our corporate social responsibility efforts is available on our website at www.plexus.com/about-us/social-responsibility.

Directors' Compensation

The Nominating and Corporate Governance Committee of the board of directors recommends, subject to board approval, compensation paid to non-employee directors, including equity awards to non-employee directors under the 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan"). In determining the compensation paid to the non-employee directors, the Nominating and Corporate Governance Committee considers similar types of factors, including comparisons with peer companies and Company performance, that are considered by the Compensation and Leadership Development Committee when determining executive compensation.

Each Plexus director who was not a full-time Plexus officer or employee (all directors except Mr. Foate, who does not receive additional fees for serving on the board) received an annual director's fee of $65,000 for fiscal 2013 service. Mr. Schrock received an additional fee of $20,000 for serving as the board's lead director. The chairs and members of each committee received additional annual fees for service in such roles as follows:

Role	Audit Committee	Compensation and Leadership Development Committee	Nominating and Corporate Governance Committee
Chair	$15,000	$12,500	$10,000
Member	$9,000	$7,500	$5,250

Additionally, in certain circumstances directors may be reimbursed for attending educational seminars or, in each individual's capacity as a director, other meetings at Plexus' behest. Directors do not receive board or committee meeting attendance fees.

Directors are eligible to defer their cash fees, as well as stock awards (excluding options), through the Non-Employee Directors Deferred Compensation Plan. Prior to fiscal 2011, directors were eligible to defer their cash fees through Plexus' supplemental executive retirement plan, which is described in "Compensation Discussion and Analysis" below.

Directors also participate in the 2008 Long-Term Plan, which permits the grant of stock options, stock-settled stock appreciation rights ("SARs"), restricted stock (which may be designated as restricted stock awards or restricted stock unit ("RSU") awards), unrestricted stock awards, performance stock awards and cash incentive awards. In the first quarter of fiscal 2013, stock options were granted to directors, at the same time as employee grants, and vested immediately on the grant date. The exercise price of the stock options was equal to the average of the high and low sale prices of Plexus stock on the Nasdaq Global Select Market on the trading day preceding the grant date (because the market was closed on the grant date). The Company began granting RSUs to non-employee directors in the second quarter of fiscal 2013, instead of a mix of stock options and unrestricted stock awards; the restrictions on the RSUs lapse on the first anniversary of the applicable grant date. The use of equity awards is designed to align directors' interests with the long-term ownership interests of our shareholders.

Director Compensation Table

The following table sets forth the compensation that was paid by Plexus to each of our non-employee directors in fiscal 2013:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Stock Awards ($)(2)	Other Benefits ($)(3)	Total ($)
Ralf R. Böer	$81,688	$14,358	$120,002	--	$216,048
Stephen P. Cortinovis	94,875	14,358	120,002	--	229,235
David J. Drury	95,688	14,358	120,002	--	230,048
Rainer Jueckstock (4)	40,986	--	--	--	40,986
Peter Kelly	79,875	14,358	120,002	--	214,235
Phil R. Martens	79,563	14,358	120,002	$513	214,436
John L. Nussbaum (5)	42,003	14,358	120,002	533,519	709,882
Michael V. Schrock	94,563	14,358	120,002	--	228,923
Mary A. Winston	72,750	14,358	120,002	--	207,110

(1) Includes annual retainer, committee and chairmanship fees and, in the case of Mr. Schrock, his fee for serving as lead director. In addition, the amounts also include meeting fees paid in the first quarter of fiscal 2013; meeting fees were eliminated beginning in calendar year 2013. See below regarding Mr. Nussbaum's compensation.

(2) The amounts shown represent the grant date fair value computed in accordance with Accounting Standards Codification Topic 718 of stock options and RSUs granted in fiscal 2013. Generally accepted accounting principles ("GAAP") require us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. The assumptions used to determine the valuation of the awards are discussed in footnote 10 to our consolidated financial statements.

The following table provides cumulative information about the grant date fair value of options and stock awards granted to directors in fiscal 2013, determined as of the respective grant dates in accordance with GAAP. It also provides the number of outstanding stock options and RSUs that were held by our non-employee directors at September 28, 2013. The Company began granting RSUs to directors in fiscal 2013; it previously granted unrestricted stock awards to directors.

	Option Awards		Stock Awards	
Name	Grant Date Fair Value of 2013 Option Awards ($)	Number of Securities Underlying Unexercised Options (#)	Grant Date Fair Value of 2013 Stock Awards ($)	Number of Securities Underlying Stock Awards That Have Not Vested (#)
Mr. Böer	$14,358	58,500	$120,002	4,589
Mr. Cortinovis	14,358	61,000	120,002	4,589
Mr. Drury	14,358	55,000	120,002	4,589
Mr. Jueckstock	--	--	--	--
Mr. Kelly	14,358	55,000	120,002	4,589

Name	Option Awards		Stock Awards	
	Grant Date Fair Value of 2013 Option Awards ($)	Number of Securities Underlying Unexercised Options (#)	Grant Date Fair Value of 2013 Stock Awards ($)	Number of Securities Underlying Stock Awards That Have Not Vested (#)
Mr. Martens	14,358	10,000	120,002	4,589
Mr. Nussbaum	14,358	8,750	120,002	--
Mr. Schrock	14,358	45,000	120,002	4,589
Ms. Winston	14,358	24,000	120,002	4,589

Each non-employee director serving at the time was awarded options for 1,250 shares on October 29, 2012; the options vested immediately on the grant date. Options granted to non-employee directors expire on the earlier of (a) ten years from the date of grant, or (b) two years after termination of service as a director. In addition, on January 21, 2013, each non-employee director serving at the time received RSUs for 4,589 shares; the average of the high and low trading prices of our shares on the Nasdaq Global Select Market on the preceding trading day was $26.15 (the market was closed on the grant date). Messrs. Böer, Cortinovis and Drury each elected to defer receipt of the shares underlying the 2013 RSUs (which vest in January 2014).

(3) The current non-employee directors do not generally receive any additional benefits although they are reimbursed for their actual expenses of attending board, committee and shareholder meetings.

In fiscal 2013, the Company permitted Mr. Martens' spouse to accompany him on the Company plane for travel to the August 2013 board meeting; the amount presented represents the estimated value of his spouse's trip and the related tax allowance. For Mr. Nussbaum, this column represents the amounts paid to him in fiscal 2013 under his deferred compensation arrangements plus the value of the health and other welfare benefits, as well as Company matching contributions to the 401(k) Plan, provided to him and other payments upon his retirement from the board. See the discussion in footnote 5 below.

(4) Mr. Jueckstock was elected to the board by shareholders on February 13, 2013.

(5) Mr. Nussbaum retired from the board as of February 13, 2013.

Mr. Nussbaum ceased being considered an executive officer or employee of Plexus when he retired as our Chief Executive Officer in 2002, and was eligible to receive board fees and equity grants as a non-employee director until his retirement from the board in February 2013. However, as a consequence of his many years of service as an executive officer of Plexus, he continues to be compensated under deferred compensation arrangements that were put in place during his service as an executive officer and as the non-executive Chairman of the Board. The arrangements are designed to provide specified retirement and death benefits to Mr. Nussbaum in addition to those provided under the 401(k) Plan. Plexus' commitment was funded in prior years. If Mr. Nussbaum dies prior to receiving all of the 15-year annual installment payments, death benefit payments specified in the arrangement become due. Mr. Nussbaum has received payments under the special retirement arrangements since 2002, including payments of $352,742 for fiscal 2011, $366,853 for fiscal 2012 and $380,852 for fiscal 2013.

In addition, in connection with Mr. Nussbaum's retirement from the board, he received a retirement bonus of $111,000 and the Company also gave him his Company car, which was valued at $36,173.

Stock Ownership Guidelines

Plexus believes that it is important for directors and executive officers to maintain an equity stake in Plexus to further align their interests with those of our shareholders. Directors and executive officers must comply with stock ownership guidelines as determined from time to time by the board. The ownership guidelines for directors currently require that directors must own 5,000 shares of common stock within five years of election or appointment to the board, of which 2,000 shares must be owned within the first year of service. Unexercised stock options (whether or not vested) do not count toward a director's ownership for purposes of these guidelines. Currently, all of our directors are in compliance with these guidelines. The stock ownership guidelines for executive officers are discussed at "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Equity Ownership Guidelines."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the SEC. SEC rules require these "insiders" to furnish Plexus with copies of all forms they file under Section 16(a).

All publicly-held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, the Company believes that during fiscal 2013 our insiders have complied with all applicable Section 16(a) filing requirements.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation and Leadership Development Committee (in this section, the "Committee") of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes decisions with respect to the compensation of the Chief Executive Officer and other Plexus executive officers, and grants equity and other awards. This section discusses the Committee's executive compensation philosophy and decisions on executive compensation.

Plexus provides further detail regarding executive compensation in the tables and other information included in the "Executive Compensation" section of this proxy statement.

Executive Summary

Fiscal 2013 Compensation Actions

- Based on industry conditions at the beginning of the fiscal year and the Company's focus on improving operating profit, executive officers, including the Chief Executive Officer, did not receive base salary adjustments for fiscal 2013, other than for increases in responsibilities resulting from promotions.

- Three executive officers earned promotions in fiscal 2013 and received base salary increases, including Mr. Kelsey, who was appointed as the Company's Chief Operating Officer in June 2013, and Mr. Frisch, who was appointed as Executive Vice President, Global Customer Services in June 2013.

- Annual incentive opportunity target levels under the Company's annual cash incentive plan, the Variable Incentive Compensation Plan (the "VICP"), remained unchanged for executive officers in fiscal 2013, other than for increases in responsibilities resulting from promotions.

- As a result of the Company's fiscal 2013 performance, total payments to executives under the VICP were below the target payout level under the plan and represented 30.1% as compared to the target payout of 80% for corporate financial performance.

- The Committee modified equity award grant levels for the Company's executive officers as a result of adjustments for market competitiveness, as well as to further tie executive compensation to Company performance. The following table illustrates these changes for the executive officers named in the Summary Compensation Table in this proxy statement (the "named executive officers"):

Executive Officer	Fiscal 2013 Equity Grants (#)		Total Grant Date Fair Value ($)	Fiscal 2012 Equity Grants (#)		Total Grant Date Fair Value ($)	Increase in Grant Date Fair Value (%)
	Options	RSUs		Options	RSUs		
Mr. Foate	117,500	50,000	$2,730,669	91,750	38,000	$2,646,055	3.2%
Ms. Jones	32,500	14,000	$759,993	23,750	10,000	$691,834	9.9%
Mr. Kelsey	37,500	16,000	$872,666	28,750	12,000	$833,048	4.8%
Mr. Lim	36,250	16,000	$858,308	23,750	10,000	$691,834	24.1%
Mr. Frisch	36,250	16,000	$858,308	23,750	10,000	$691,834	24.1%

Consideration of Shareholder Advisory Vote to Approve Executive Compensation

At Plexus' 2013 annual meeting of shareholders, the Company held a shareholder advisory vote to approve executive compensation. Approximately 96% of shares voting supported the proposal and, therefore, the advisory resolution regarding executive compensation was approved. Although the vote was non-binding, the Company, the board of directors and the Committee consider communications received from shareholders regarding the Company's executive compensation policies and decisions, including say-on-pay votes. The Committee reviewed the results of the vote and considered the high approval rate as an indication that shareholders generally support the Company's executive compensation philosophy, program and decisions.

Alignment of Executive Compensation with Shareholder Interests

- The Company continues to place a greater emphasis on annual and long-term incentive opportunities, as opposed to base salary adjustments, since they are performance-based, represent compensation that is at risk, promote the creation of shareholder value and are intended to further align the interests of executive officers with those of our shareholders.
- The Committee's long-term incentive strategy allows for the use of a portfolio approach when granting awards. The Committee uses a combination of equity awards in order to align all long-term incentives with the Company's overall performance and shareholder returns.
- In fiscal 2013, the Committee conducted a review of its long-term incentive strategy and current market practices with input from Towers Watson, its compensation consultant. As a result of such review, the Committee is modifying its long-term incentive strategy beginning in fiscal 2014 to include performance stock awards (designated as performance share units and settled in Plexus stock) under the 2008 Long-Term Plan. The Committee believes that the addition of performance share units will provide further motivation for our executives to succeed in the long-term, and will further align the interests of our executives with those of our shareholders.
- The Company's equity ownership guidelines require our CEO to own Plexus stock with a market value equal to at least three times his annual base salary; executive officers other than our CEO, including the named executive officers, are required to own, at a minimum, Plexus stock with a market value equal to one times their annual base salary. Executive officers are generally not permitted to sell Plexus shares until the ownership requirement is met. All executive officers have met the ultimate ownership amounts required by the guidelines.

Summary of Executive Compensation Practices and Governance

To achieve the objectives of our executive compensation program and our compensation philosophy, we:

- base a majority of total compensation on performance-based and retention incentives (i.e., compensation that is at risk);
- set annual and long-term incentive targets based on clearly disclosed, objective performance measures;
- require executive officers to hold Plexus stock pursuant to equity ownership guidelines;
- conduct annual assessments of risk associated with our executive compensation programs, policies and procedures;
- mitigate undue risk associated with our compensation programs through a Clawback Policy;
- enter into "double trigger" change in control agreements with executive officers, but do not otherwise enter into employment contracts with executives other than our CEO;
- mitigate the potential dilutive effect of equity awards through a share repurchase program;
- prohibit hedging transactions or short sales by our executive officers; and
- do not provide significant perquisites.

Executive Compensation Philosophy, Goals and Process

The Committee's philosophy is to fairly compensate all employees, including executives, for their contributions to Plexus, appropriately motivate employees to provide value to Plexus' shareholders and consider the ability of Plexus to fund any compensation decisions, plans or programs. Fair compensation must balance both short-term and long-term considerations and take into consideration competitive forces, best practices, and the performance of Plexus and the employee. Compensation packages should also motivate executives to make decisions and pursue opportunities that are aligned with the interests of our shareholders while not exposing the Company to inappropriate risk. Finally, the Committee considers Plexus' financial condition, the conditions in Plexus' industry and end markets, and the effects of those conditions on Plexus' sales and profitability in making compensation decisions.

Plexus' executive compensation program is designed to provide a rational, consistent reward system that:

- attracts, motivates and retains the talent needed to lead a strong global organization;
- drives global financial and operational success that creates shareholder value without encouraging inappropriate risk-taking;
- encourages behaviors that improve Plexus' performance and maximize shareholder value, and fosters a culture of Company ownership among executive officers; and
- appropriately balances Company performance and individual contribution towards the achievement of success.

For a discussion of the Committee's decision-making process, its use of consultants and the role of Plexus' executive officers and staff, see "Corporate Governance—Board Committees—Compensation and Leadership Development Committee—Overview of the Compensation Decision-Making Process" above in this proxy statement.

Focus on Growth and Return on Invested Capital

The Committee seeks to maintain a compensation program that aligns executive compensation with creating and maximizing value for our shareholders. The Committee and Company believe that shareholder value is maximized through revenue growth and generating a return on invested capital ("ROIC") exceeding the Company's weighted average cost of capital ("WACC"). These metrics together, when achieved, deliver growth and economic profit. The importance of achieving revenue growth and ROIC goals has been emphasized by making a substantial component of each executive officer's compensation dependent on the Company's achievement of these goals, with executives maximizing their annual incentive compensation opportunity if the Company achieves its organic revenue growth and ROIC goals. In fiscal 2013, executive compensation continued to be weighted toward achieving these goals. The Company's annual incentive compensation plan uses return on capital employed ("ROCE"), a derivative measure to ROIC that excludes taxes and equity-based compensation costs. The Committee and the Company believe ROCE is the appropriate performance measure because it reflects the Company's operating performance, which is what the plan is designed to reward.

Overview of Executive Compensation and Benefits

Plexus uses the following compensation reward components working together to create competitive compensation arrangements for our executive officers:

Reward Component	Purpose
Base Salary	Base salary is intended to provide compensation which is not at risk; however, salary levels and subsequent increases are not guaranteed. Base salary is designed to offer regular fixed compensation for the fulfillment of the duties and responsibilities associated with the job roles of our executives and employees. In addition, base salary is a baseline consideration for attracting and retaining talented individuals.
Annual Incentive	Our annual cash incentive compensation plan, the VICP, is designed to reward employees for the achievement of important corporate financial goals. There is also a small component of the VICP that rewards employees for the attainment of individual and/or team objectives. The opportunity to earn annual cash incentive payments under the VICP provides a substantial portion of compensation that is at risk and that depends upon the achievement of measurable corporate financial goals and individual objectives. As distinguished from equity-based compensation, which is significantly affected by market factors that may be unrelated to our results, the design of the VICP offers incentives based on our direct performance. We use payouts from the VICP to provide further incentives for our executive officers and employees to achieve these corporate financial goals and individual objectives. As it applies to executive officers, the VICP is a sub-plan of the 2008 Long-Term Plan.
Long-Term Incentives	A substantial part of compensation, which is also at risk, is long-term equity-based compensation, awarded in fiscal 2013 in the form of stock options and RSUs under the 2008 Long-Term Plan. The award mix for fiscal 2014 is being modified to also include performance share units. Our long-term incentives are designed to tie a major part of our key executives' total compensation opportunities to Plexus' market performance and the long-term enhancement of shareholder value, as well as encourage the long-term retention of these executives.
Benefits	The health and well-being of our employees and their families is important to us. Therefore, we provide all of our employees in the United States with various benefits, such as health and life insurance. Offering these benefits also assists the Company in attracting, as well as retaining, executive officers and key personnel.
Retirement Plans	The Company maintains retirement plans to help our employees provide for their retirement on a tax-advantaged basis. Offering retirement plans helps the Company to attract and retain qualified employees, as well as meet competitive conditions. One of these retirement plans, the 401(k) Retirement Plan (the "401(k) Plan"), includes a Plexus stock fund as one of its investment choices to permit employees to maintain Plexus ownership if they wish. The Company also provides a supplemental executive retirement plan under which certain executive officers may elect to defer some or all of their compensation and the Company makes additional contributions on their behalf.
Agreements	Only our Chief Executive Officer has an employment agreement, which is intended to help assure the continuing availability of his services over a period of time and protect the Company from competition post-employment. All executive officers have change in control agreements to help assure that they will not be distracted by personal interests in the case of a potential acquisition of Plexus and to assist in maintaining their continuing loyalty.

Elements and Analysis of Direct Compensation

Overview of Direct Compensation

Plexus uses three primary components of total direct compensation—salary, annual cash incentive payments under the VICP and long-term equity-based awards under the 2008 Long-Term Plan. Each of these components is complementary to the others, addressing different aspects of direct compensation and seeking to motivate employees, including executive officers, in varying ways.

The Committee does not use any specific numerical or percentage test to determine what percentage of direct compensation will be paid in base salary versus the compensation at risk through the VICP or equity-based compensation. However, the Committee believes that a meaningful portion of compensation should be at risk. VICP targets for executive officers other than the CEO ranged from 55% to 80% of base salary in fiscal 2013 with the opportunity to earn cash incentives beyond those levels if company financial goals were exceeded. In the case of the CEO, the potential target compensation at risk as a percentage of base salary was 110%, reflecting his overall greater responsibility for the Company. In fiscal 2013, long-term incentives for executive officers were in the form of stock options, which contain an inherent amount of risk since no value is received unless there is an appreciation in stock price, and RSUs that vest based on continued service. For fiscal 2014, as discussed below, long-term incentives will also include performance share units. After determining each element, the Committee also reviews the resulting total compensation to determine that it is reasonable as a whole.

Base salary adjustments and equity awards are generally targeted for implementation in the second quarter of each fiscal year. The Committee believes this timing aligns employee rewards with the Company's processes to evaluate employees performance and forges a strong link between performance and pay. However, in fiscal 2013, the Committee did not adjust the base salaries of the Company's executive officers (other than for promotions), and delayed base salary adjustments for employees until the third quarter of the fiscal year, as the Company focused on implementing initiatives intended to improve operating profit in response to industry conditions at the beginning of the fiscal year. The Committee anticipates going back to its normal schedule of base salary adjustments in fiscal 2014.

The resulting total targeted direct compensation mix used for fiscal 2013 for the Chief Executive Officer and the other named executive officers is illustrated in the charts below:


CEO
Base Salary
15%
Annual Incentive
17%
Long-Term
Incentives
68%
Other Named Executive Officers
Base Salary
21%
Annual Incentive
13%
Long-Term
Incentives
66%

Base Salary

Structure. The Company and the Committee review market-based comparisons, peer group analysis and other third-party survey data as reference points for compensation practices as well as sources of comparative information to assist in establishing appropriate base salaries for its executive officers. Through this form of benchmarking, we do not aim for particular numerical or percentage tests as compared to the peer group or the surveys, and we generally target base salaries within ranges near market medians of those groups, with adjustments made to reflect individual circumstances.

The Committee expects to make determinations of fiscal 2014 base salary adjustments for our executive officers in December 2013, after it has reviewed and considered the analysis discussed above in "Corporate Governance–Board Committees–Compensation and Leadership Development Committee–Overview of the Compensation Decision-Making Process–Use of Consultants." The effective date of any base salary adjustment for our executive officers is generally targeted for January in order to be aligned with the Company's other U.S. salaried employees; however, as noted above, in fiscal 2013, the Company's did not grant base salary adjustments to its executive officers (other than for promotions).

Factors Considered in Determining Base Salary. Prior to establishing base salary increases for the CEO and approving salary levels for other executive officers, the Committee takes into consideration various factors. These factors include compensation data from the proxies of our peer group, salary increase trends for executive base pay and other information provided in published surveys. An in-depth total rewards analysis, including base salary, is completed annually for each executive position using the peer group and survey data as indicated above. The Committee also considers the individual executive officers' duties and responsibilities and their relative authority within Plexus.

With respect to increases in CEO base salary (as well as other compensation actions that impact our CEO), the Committee uses this input and meets in executive session to discuss appropriate pay positioning and pay mix based on the data gathered. With respect to the other executive officers, the CEO uses similar data and submits his recommendations to the Committee for final determination. The data gathered in the determination process helps the Committee to test for fairness, reasonableness and competitiveness. However, taking into account the compensation policies and goals and a holistic approach to executive compensation packages, the Committee's final determination may incorporate the subjective judgments of its members as well.

Executive officer base salary increases may include the following two components:

- Competitive Adjustments. If executive officer salaries fall below the competitive median range when we compare them to our peer group and survey data, we consider increasing the salaries to a more competitive level. In some cases these competitive adjustments may take place over a multi-year period and may depend on individual performance.

- Merit Increases. If executive officer salaries are found to be at an appropriate level when we compare them to the peer group and general industry survey data for the position, then a separate merit increase may be provided based on individual performance, if appropriate.

2013 Base Salary Adjustments. In December 2012, the Committee determined that based on industry conditions at the beginning of the fiscal year and the Company's focus on improving operating profit that executive officers, including the CEO, would not receive base salary adjustments for fiscal 2013, other than for increases in responsibilities resulting from promotions. Although the CEO's last increase was in fiscal 2011, his base salary, which is higher than that of our other executive officers because of his more extensive and challenging duties and responsibilities, remains near the intended 50th percentile of peer group and market comparisons. The Committee also believed that the base salaries for the other executive officers continued to be generally aligned with peer group and market comparisons. Mr. Lim's compensation and benefits package also reflects regional survey data of the Asian markets. Three executive officers earned promotions in fiscal 2013, including Mr. Kelsey, whose annual base salary was increased by 32.4% as compared to his fiscal 2012 base salary upon his appointment as the Company's Chief Operating Officer in June 2013, and Mr. Frisch, whose annual base salary was increased by 16.7% upon his appointment as Executive Vice President, Global Customer Services in June 2013.

In recent years the Company has placed a greater emphasis on annual and long-term incentive opportunities, as opposed to base salary adjustments, since they are performance-based, represent compensation that is at risk, promote the creation of shareholder value and are intended to further align the interests of executive officers with those of our shareholders.

Presented below are the fiscal 2013 base salaries for our named executive officers:

Executive Officer	Fiscal 2013 Base Salary
Mr. Foate	$800,000
Ms. Jones	$390,000
Mr. Kelsey*	$450,000
Mr. Lim	$355,000
Mr. Frisch*	$350,000

* In June 2013, Mr. Kelsey's annual base salary was increased from $340,000 to $450,000 and Mr. Frisch's annual base salary was increased from $300,000 to $350,000 in connection with their respective promotions.

Annual Incentive

Plan Structure. The VICP provides annual cash incentives to approximately 2,300 participants, including our CEO and other executive officers. For executive officers, the VICP is a sub-plan of the 2008 Long-Term Plan. The award opportunity levels for each participant are expressed as a percentage of base salary. For example, in fiscal 2013 the targeted award opportunity for our CEO was 110% of base salary, and the targeted award opportunities for other executive officers varied from 55% to 80% of base salaries; the award opportunities for other participants varied from 3% to 60% of base salaries. The targeted award opportunity for our CEO was last increased in fiscal 2012 to better align with peer group and market comparisons, and, in combination with the lack of a base salary increase, to shift a higher portion of his potential compensation toward performance-based elements of our compensation program. Annual incentive opportunity targets for our other executive officers also increased in fiscal 2012 as a result of adjustments for market competitiveness and, in certain cases, increases in responsibilities, as well as an increased emphasis on incentive compensation. The targeted award opportunities for Mr. Kelsey and Mr. Frisch were each increased by ten percentage points in June 2013 in connection with their respective promotions. Offering a greater percentage of compensation at risk was intended to more strongly link executive compensation with Company performance and shareholder returns.

Our CEO and other executive officers also have the opportunity to earn above their targeted award opportunities based on the achievement of corporate financial goals. Higher levels of duties and responsibilities within Plexus lead to higher cash incentive opportunities under the VICP because the Committee believes that the higher the level of responsibility, the more influence the individual can have on corporate performance. In addition, competitive factors make relatively higher reward possibilities important for those positions. For each executive officer, 80% of the targeted award is keyed to the corporate financial goals; the remaining 20% of the targeted award is keyed to the achievement of individual objectives. The table below lists the fiscal 2013 targeted VICP award opportunities for the named executive officers, expressed as a percentage of base salary:

Executive Officer	Fiscal 2013 Targeted Award as a Percentage of Base Salary
Mr. Foate	110%
Ms. Jones	70%
Mr. Kelsey*	80%
Mr. Lim	60%
Mr. Frisch*	70%

* In June 2013, Mr. Kelsey's targeted award was increased from 70% to 80% of his base salary and Mr. Frisch's targeted award was increased from 60% to 70% of his base salary in connection with their respective promotions.

The VICP provides for payments relating to corporate financial goals both below and over the targeted awards by establishing specific "threshold levels" of corporate performance at which payments begin to be earned and "maximum payout levels" beyond which no further payment is earned. The payout at the "maximum payout level," which is based solely on achieving the corporate financial goals, is 180% of the targeted award for the CEO and the other executive officers. Payments to participants are not permitted under the VICP unless the Company achieves net income for the plan year.

Under the VICP, the Committee has the authority to adjust results, for example, to reflect acquisitions or unusual gains or charges. No such discretion was used by the Committee in fiscal 2013.

2013 Plan Design – Company Goals. The specific corporate financial goals for fiscal 2013, each of which stood independently of the other with regard to award opportunities, were revenue and ROCE. The goals were chosen because they aligned performance-based compensation to the key financial metrics that the Company used internally to measure its ongoing performance and that it used in its financial plans. Our fiscal 2013 targets for these goals were set as part of the annual financial planning process. For each of the corporate financial goals, we also established specific "threshold" and "maximum payout" levels of achievement as part of that process.

For the purposes of the VICP, ROCE is defined as annual operating income before taxes and excluding equity-based compensation costs divided by the five-point quarterly average of Capital Employed during the year. Capital Employed is defined as equity plus debt less cash, cash equivalents and short-term investments. The Company excludes taxes and equity-based compensation costs because these factors do not reflect the operating performance of the Company, which is what the VICP is intended to reward. For the same reasons, the Committee may, at its discretion, exclude restructuring costs and/or non-recurring charges when determining ROCE for VICP awards; no such discretion was exercised by the Committee in fiscal 2013.

No award is paid for any component of the VICP if Plexus incurs a net loss for the fiscal year (excluding equity-based compensation costs and, at the Committee's sole discretion, non-recurring or restructuring charges). Awards for performance between the "threshold" level and "target" level are calculated by straight-line interpolation, as are awards between the "target" level and the "maximum payout" level.

For fiscal 2013, in accordance with Plexus' strategic plan, the Committee set performance levels for each metric with a focus on achieving our enduring financial goals using the philosophy below:

	Threshold	Target	Maximum Payout
Revenue	Growth approximately equal to inflation	Midpoint between threshold and maximum payout	15% revenue growth
ROCE	Equal to Plexus' WACC plus 300 basis points	Midpoint between threshold and maximum payout	Equal to Plexus' WACC plus 800 basis points

We believe that setting the maximum payout levels for revenue and ROCE consistent with our financial goals fully aligns employees with financial results that maximize value to our shareholders, without encouraging inappropriate risk-taking. Threshold levels for both metrics were set at the minimum levels of performance at which Plexus believes it begins generating value for our shareholders. Target levels for revenue and ROCE, which were set between the threshold and maximum payout levels, were intended to be challenging, but achievable, based on industry conditions and Plexus' financial plan.

The following table sets forth the fiscal 2013 financial targets and potential VICP payout amounts (as a percent of targeted VICP cash incentive) for the named executive officers, at the threshold, target and maximum payout performance levels:

	Threshold		Target		Maximum Payout	
Component	Goal	Payout	Goal	Payout	Goal	Payout
Revenue (in millions)	$2,307	0%	$2,480	40%	$2,653	90%
ROCE	15.0%	0%	17.5%	40%	20.0%	90%
Individual Objectives		up to 20%		up to 20%		up to 20%
Total Potential Incentive = Revenue + ROCE + Individual Objectives		up to 20%		up to 100%		up to 200%

In fiscal 2013, revenue was $2,228.0 million and ROCE was 16.9%. Therefore, the Company's performance was below the threshold level for revenue and between the threshold and target levels for ROCE. Plexus paid awards to executive officers and other employees based on ROCE performance only; total payments to executives represented 30.1% versus the target of 80% for corporate financial performance. Plexus' actual performance in fiscal 2013 as compared to these performance levels is illustrated by the following graphs:



Revenue
(in millions)
$2,700
$2,600
$2,500
$2,400
$2,300
$2,200
Maximum
$2,653
Target
$2,480
Threshold
$2,307
Actual
$2,228.0
ROCE
21%
20%
19%
18%
17%
16%
15%
14%
Maximum
20.0%
Target
17.5%
Actual
16.9%
Threshold
15.0%

2013 Plan Design – Individual Objectives. Individual participants typically set several individual objectives for the plan year. Some of the individual objectives are shared by multiple executives when they work as part of a team to focus on an objective. Attainment of the individual objectives represents 20% of the potential targeted VICP award; however, no such award may be earned based on individual objectives unless the Company achieves net income for the plan year. The Committee determines and approves the individual objectives established for the CEO. The Committee also reviews and approves, with input from the CEO, the individual objectives established for the other executive officers. The Committee's assessment of all executive officers' individual objectives is based on their likely impact on the achievement of the annual financial plan and other longer-term strategic priorities, their effect on shareholder value and their alignment with one another.

For fiscal 2013, the Committee exercised its discretion and paid all Plexus employees participating in the VICP, and still employed as of the award payment date, including the executive officers, 100% of the 20% targeted award for individual objectives after considering the Company's performance in managing through a challenging fiscal year. This discretion is permitted under the 2008 Long-Term Plan since the Company achieved net income during fiscal 2013. Actual achievement of individual objectives by the named executive officers ranged from 87.9% to 95.0%, with the CEO achieving 89.0%; therefore, the discretion exercised by the Committee amounted to an additional payout of $19,360 for the CEO, and additional payouts to the other named executive officers from $2,730 to $5,314.

The following are summaries of the individual objectives for our named executive officers in fiscal 2013:

- Dean A. Foate: Mr. Foate's individual objectives related to: validating the Company's business model in light of industry conditions; delivering supply chain excellence; strengthening the global manufacturing organization; and assessing the expansion of operations in Mexico and China.

- Ginger M. Jones: Ms. Jones' individual objectives related to: validating the Company's business model in light of industry conditions; and assessing the expansion of operations in Mexico and China.

- Todd P. Kelsey: Mr. Kelsey's individual objectives related to: validating the Company's business model in light of industry conditions; delivering supply chain excellence; pursuing opportunities to expand the Company's engineering solutions business; enhancing new product introduction capabilities; assessing the expansion of operations in Mexico; and designing strategies to support intelligent regional growth.

- Yong Jin Lim: Mr. Lim's individual objectives related to: validating the Company's business model in light of industry conditions; delivering supply chain excellence; strengthening the global manufacturing organization; enhancing new product introduction capabilities; assessing the expansion of operations in China; and designing strategies to support intelligent regional growth.

- Steven J. Frisch: Mr. Frisch's individual objectives related to: validating the Company's business model in light of industry conditions; delivering supply chain excellence; strengthening the global manufacturing organization; pursuing opportunities to expand the Company's engineering solutions business; enhancing new product introduction capabilities; and designing strategies to support intelligent regional growth.

Long-Term Incentives

Plan Structure. Total compensation, consistent with practices in our industry, places a particular emphasis on equity-based compensation for executive officers. The shareholder-approved 2008 Long-Term Plan allows for various award types, including options, SARs, restricted stock, RSUs, unrestricted stock awards, performance stock awards and cash incentive awards. Those awards are intended to provide incentives to enhance corporate performance as well as to further align the interests of our executive officers with those of our shareholders. The Committee's policy is to not "back-date" equity grants and no equity grant was "back-dated" in fiscal 2013. The reported values of the long-term incentive opportunities under equity plans can vary significantly from year to year as a percentage of total direct compensation because they are determined by valuing the equity-based awards on the same basis that we use for financial statement purposes; that value depends significantly on our stock price and its volatility at the time of the awards.

The Committee's long-term incentive strategy allows for use of a portfolio approach when granting awards. For fiscal 2013, the Committee used a combination of stock options and RSUs in order to align all long-term incentives with the Company's overall performance and shareholder returns. For a discussion of changes to the Committee's long-term incentive strategy, which will include grants of performance share units beginning in fiscal 2014, see "Overview of Changes to Long-Term Incentive Strategy for Fiscal 2014" below.

The Committee intends that each element of the portfolio addresses a different aspect of long-term incentive compensation, as set forth below:

- Stock options provide rewards based upon the appreciation in value to shareholders, as measured by the increase in our share price, and there is no value to these awards if our share price does not increase.

- RSUs provide an interest in the value of the Company's shares, because, even though they vest over time, they provide recipients with a certain equity interest, assuming continued employment. In addition to promoting retention, RSUs further align executives' interests with the interests of shareholders and provide a long-term ownership mentality as well as motivation to succeed in the long-term because the value of RSUs does not solely depend upon increases in the market price of our shares, which may occur over a short period of time.

- For senior non-executive key employees who are eligible for equity awards, Plexus uses a mix of RSUs and stock-settled stock appreciation rights ("SARs"). Stock-settled SARs provide rewards based upon the appreciation in value to shareholders as measured by the increase in our share price while promoting employee share ownership; stock-settled SARs also allow the Committee to preserve shares available under the plan and minimize dilution. For other non-executive employees eligible for equity awards, Plexus uses RSUs for the reasons noted above.

The allocation formulas used in fiscal 2013 for executive officers and other non-executive employees receiving equity grants are illustrated in the charts below:



Executive Officers
Senior Non-Executive Employees
Other Non-Executive Employees
RSUs 40%
Options 60%
RSUs 50%
Stock-settled SARs 50%
RSUs 100%

Annual Award Determination and Allocation Process. Each year the Committee is presented a recommended total pool of equity awards for eligible participants. The Committee reviews the estimated cost of the pool and the recommended grant guidelines prior to making grants. Pursuant to its portfolio approach, in fiscal 2013, the Committee distributed the entire value of each grant among the following types of awards—options, stock-settled SARs and RSUs—as shown above. The awards are valued at their Black-Scholes fair-market value when making these determinations. For current executive officers, in fiscal 2013, the Committee used a distribution formula weighted toward stock options, so as to particularly promote increasing shareholder returns.

The Committee determines the grants for the CEO and other executive officers. The CEO provides the Committee with initial grant recommendations for each executive officer other than himself. The Committee determines the grant value for each executive officer by balancing the need to provide fair compensation with the desire to keep related compensation expense relatively stable from period to period. When making individual grants, the Committee considers each executive officer's duties, responsibilities and performance. Those in positions with more responsibility tend to receive larger grants to reflect their role in the Company and the market comparisons for their compensation. Also, as discussed above, for the CEO, the Committee uses the vested and unvested equity information, as well as the accumulated value analysis, to balance the level of existing awards with the desire to reward performance and to provide retention incentives.

For fiscal 2013, options for 117,500 shares and 50,000 RSUs were granted to the CEO, and options for 233,000 shares and 100,400 RSUs were granted to the other executive officers serving at the time as a group. These amounts increased from the fiscal 2012 grant levels as a result of adjustments for market competitiveness and the Committee's emphasis on further tying executive compensation to Company performance. In addition, the Committee continued its focus on increasing incentive award opportunities for our executive officers as a portion of total potential compensation, rather than approving larger base salary increases, in order to more strongly link executive compensation with Company performance and shareholder returns.

Equity awards are also allocated to high-performing key employees based upon recommendations by executive officers in accordance with a grant range grid, which assigns a range of grant sizes to each employee responsibility level.

Basis for Determination of Timing of Grants. The Committee makes quarterly stock option and stock-settled SARs grants rather than annual grants due to the volatility of the stock market and of Plexus' stock in particular. Granting stock options and SARs all on one date in the year can make the strike price, its related expense, and the opportunity it represents to employees vary significantly in ways that do not necessarily reflect long-term performance of Plexus stock.

The Committee's formula to support the quarterly grant strategy states that the grant dates will occur three days subsequent to the release of quarterly earnings, not including the day of the release. The Committee uses future dates, as is permitted by the 2008 Long-Term Plan, because that minimizes the opportunity to choose a date based upon market performance known or knowable at the time of determination. The 2008 Long-Term Plan provides that the exercise price of a stock option is not permitted to be less than the fair market value on the stock option grant date. New hire option and stock-settled SAR grant levels are determined at or around the time of hire, and commence on the next quarterly grant date following the date of hire.

Grants of RSUs have generally been made once a year during the fiscal second quarter. Beginning in fiscal 2014, grants of performance share units will also occur during the fiscal second quarter; see "Overview of Changes to Long-Term Incentive Strategy for Fiscal 2014" below for more information.

2013 Awards. Based on the Committee's long-term incentive strategy as well as individual responsibility and performance considerations, and reflecting all of the grants discussed above, in fiscal 2013, the Committee made total grants of options and RSUs to the named executive officers as follows:

Executive Officer	Options (#)	RSUs (#)
Mr. Foate	117,500	50,000
Ms. Jones	32,500	14,000
Mr. Kelsey	37,500	16,000
Mr. Lim	36,250	16,000
Mr. Frisch	36,250	16,000

Options vest in two annual increments and grants of RSUs vest on the third anniversary of the grant, all subject to early vesting on a change in control.

Overview of Changes to Long-Term Incentive Strategy for Fiscal 2014. In fiscal 2013, the Committee, in furtherance of its emphasis on performance-based compensation, conducted a review of its long-term incentive strategy and current market practices with input from Towers Watson, its compensation consultant. As a result of such review, the Committee is modifying its long-term incentive strategy to include grants of performance stock awards (designated as performance share units and settled in Plexus stock) under the 2008 Long-Term Plan in fiscal 2014 and beyond. Vesting will be dependent on the Company's relative total shareholder return ("TSR") during a three year performance period as compared to the Russell 3000 Index and specific threshold, target and maximum performance levels will be set.

The equity grant allocation formula for executive officers previously discussed will change to 40% options, 35% RSUs and 25% performance share units; however, the Committee expects continuing to follow the previously discussed annual award determination and allocation processes. Grants of performance share units will occur in the fiscal second quarter, concurrent with grants of RSUs, although the TSR performance levels will be determined in the first fiscal quarter. The Committee believes that the addition of performance share units and the related changes to the allocation formula will provide further motivation for our executives to succeed in the long-term, and also more strongly align the interests of our executives with those of our shareholders.

Equity Ownership Guidelines. To complement the 2008 Long-Term Plan's goal of increasing the alignment between the interests of management and shareholders, the Committee adopted executive stock ownership guidelines. These guidelines require our CEO to own Plexus stock with a market value equal to at least three times his annual base salary; executive officers other than our CEO, including the named executive officers in the "Summary Compensation Table" below, are required to own, at a minimum, Plexus stock with a market value equal to one times their annual base salary. There is no specific time requirement to meet these guidelines. However, an executive officer is generally not permitted to sell Plexus shares that were acquired or awarded while an executive officer until the ownership requirement is met; there are exceptions, including financing the exercise of stock options and any applicable taxes when the shares will be held or with prior approval under special circumstances. All our executive officers have met the ultimate ownership amounts required by the guidelines.

Clawback Policy. Pursuant to the Plexus Corp. Executive Compensation Clawback Policy, in the event of a material restatement of the Company's financial results as a result of significant non-compliance with financial reporting requirements, the Committee will review incentive compensation that was paid to the Company's executive officers under the VICP (or any successor plan thereto) based solely on the achievement of specific corporate financial goals ("covered compensation") during the period of the restatement. If any covered compensation would have been lower had the covered compensation been calculated based on the Company's restated financial results, the Committee will, as and to the extent it deems appropriate, recoup any portion of covered compensation paid in excess of what would have been paid based on the restated financial results. The Committee may seek the recovery of covered compensation for up to three years preceding the date on which the Company is required to restate its financial results.

This policy applies in addition to any right of recoupment against the Company's Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002. The policy does not apply in any situation where a restatement is not the result of significant non-compliance with financial reporting requirements, such as any restatement due to a change in applicable accounting rules, standards or interpretations, a change in segment designations or the discontinuance of an operation.

Anti-Hedging Policy. The Company's Insider Trading Policy explicitly prohibits directors, officers and employees from engaging in transactions designed to hedge or offset a decrease in the price of the Company's common stock. Short sales of the Company's securities are also prohibited under the Insider Trading Policy.

Elements and Analysis of Other Compensation

In addition to direct compensation, Plexus uses several other types of compensation, some of which are not subject to annual Committee action. These include benefits, retirement plans and employment or change in control agreements. These are intended to supplement the previously described compensation methodologies by focusing on long-term employee security and retention. Certain of these plans allow employees to acquire Plexus stock.

Benefits

Structure. We generally provide health and welfare benefits to our executive officers on the same basis as other salaried employees in the United States, although some benefit programs, as discussed elsewhere, are specifically targeted to our executive officers' specific circumstances. Consistent with competitive practice, the Committee approves certain perquisites and other benefits for our CEO and the other executive officers in addition to those received by all U.S. salaried employees. The other benefits for certain of our executive officers are: a flexible perquisite benefit valued at up to $15,000 per calendar year to be used for expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice; a company car; and additional life and disability insurance due to the dollar limits of the Company's disability insurance policies. As a result of local law and custom, different but comparable insurance programs and other benefits may apply to personnel, including Mr. Lim, who are located in countries outside of the United States as well as to executive officers who may be temporarily assigned outside of the United States.

Retirement Planning – 401(k) Plan

Structure. The 401(k) Plan, which is available to substantially all U.S. employees, allows employees to defer a portion of their annual salaries into their personal accounts maintained under the 401(k) Plan. In addition, Plexus matches a portion of each employee's contributions, up to a maximum of $10,200 per calendar year. Employees have a choice of investment alternatives, including a Plexus stock fund, in which to invest those funds.

Retirement Planning – Supplemental Executive Retirement Plan

Structure. As a consequence of Internal Revenue Code limitations on compensation which may be attributed to tax qualified retirement plans (such as the 401(k) Plan), we have also developed a supplemental executive retirement plan for our executive officers to address their particular circumstances and promote long term loyalty to Plexus until retirement. Plexus' supplemental executive retirement plan (the "SERP") is a deferred compensation plan which allows participants to defer taxes on current income. Under this plan, executive officers (other than Mr. Lim), may elect to defer some or all of their compensation. Plexus may also make discretionary contributions. Additionally, Plexus has purchased Company-owned life insurance on the lives of certain executives to meet the economic commitments associated with this plan. The plan allows investment of deferred compensation amounts on behalf of the participants into individual accounts and within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock. Deferred amounts and any earnings which may be credited become payable upon termination, retirement from Plexus, or in accordance with the executive's individual deferral election.

All executive officers, other than Mr. Lim, participate in this program. Additionally, the Company can credit a participant's account with a discretionary employer contribution. Any employer contributions to the SERP require Board approval. The SERP provides a vehicle for the Company to restore the lost deferral and matching opportunity caused by tax regulation limitations on such deferrals and matched contributions for highly compensated individuals; the Committee believes these limitations make supplemental retirement plans common practice in general industry. The Committee also believes that further retirement compensation through the SERP is appropriate to meet the market for executive compensation and to provide a stronger incentive for executives to remain with Plexus through retirement.

Fiscal 2013 Plan Activity.

– <u>Contribution Formula</u>. Under a funding plan adopted by the Committee, the SERP provides for an annual discretionary contribution of the greater of (a) 9% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. Total targeted cash compensation is defined as base salary plus the targeted annual incentive plan cash incentive at the time of the Company's contribution.

  The Committee adopted this approach for discretionary contributions to reflect competitive practices based on the research, analysis and recommendations of Towers Watson, its compensation consultant for that program.

– <u>Employer Contributions</u>. For fiscal 2013, the total employer contributions to the SERP accounts was $311,499 for all participants as a group, including $136,154 for the CEO. See footnote 5 to the "Summary Compensation Table."

– Special Contribution. The SERP also allows the Committee to make discretionary contributions over and above the annual contribution noted above. In fiscal 2013, the Committee did not make any such contributions to any of the executive officers, including the named executive officers.

Fiscal 2014 Payment Schedule. The annual contribution made by the Company will be paid throughout the year on a bi-weekly basis. This schedule allows for dollar cost averaging and spreads the expense of the contribution across the fiscal year. If necessary, a true-up payment will be made at the end of the fiscal year if the Company contribution for any executive officer is less than $13,500.

Foreign Retirement Arrangements

Since Mr. Lim is not a United States resident, he does not participate in the SERP or the 401(k) Plan. Rather, he participates in the Employees Provident Fund which is mandated by Malaysian law. Under law, minimum contributions of 12% of an employee's wages (salary plus bonus) are required to be made by an employer; Plexus chose to make a contribution of 17% in fiscal 2013 in Mr. Lim's case since it is Plexus' practice in Malaysia to make higher contributions than the statutory minimum for personnel with relatively high levels of seniority and responsibility.

Employment and Change in Control Agreements

Structure. We do not generally have employment agreements with our executive officers; however, Plexus does maintain an employment agreement with our Chief Executive Officer in order to recognize the importance of his position, to help assure Plexus of continuing availability of Mr. Foate's services over a period of time, and to protect the Company from competition post-employment. All executive officers and certain other key employees have change in control agreements (with the exception of Mr. Foate, who has change in control provisions as part of his employment agreement), to both help assure that executive officers will not be distracted by personal interests in the case of a potential acquisition of Plexus as well as to maintain their continuing loyalty. We also believe that competitive factors require us to provide these protections to attract and retain talented executive officers and key employees.

Mr. Foate's employment agreement is described below in "Executive Compensation – Employment Agreements and Potential Payments Upon Termination or Change in Control – Mr. Foate's Employment Agreement." The change in control agreements with our executive officers (with the exception of Mr. Foate) are described below in "Executive Compensation – Employment Agreements and Potential Payments upon Termination or Change in Control – Change in Control Arrangements." Please refer to those discussions for a further explanation of those agreements.

Determination of Benefit Levels. In general, the change in control agreements with executive officers provide that, upon termination in the event of a change in control, executive officers will receive compensation equaling three times annual salary plus targeted bonus, a continuation of health and retirement benefits for that period, and a gross-up payment for excise taxes. In addition, under the 2008 Long-Term Plan (and its predecessor) upon a change in control, all unvested awards will automatically vest for all award holders. Certain other key employees also have change in control agreements on substantially the same terms, although generally with only one or two years' of coverage. In determining which employees should have change in control agreements, the Committee utilizes its guidelines, which focus on position, responsibilities and compensation level in order to minimize subjectivity.

The Committee reviews the benefit levels under these agreements annually. It is the Committee's view that the level of benefits, combined with the "double trigger" requiring both a change in control and a termination of employment, provides an appropriate balancing of the interests of the Company, its shareholders and its executives. Benefit levels are believed to be both in line with competitive standards and Plexus' overall compensation policy and level of other benefits, as well as necessary and appropriate to attract and retain executive talent. The Committee believes it is general market practice to provide that unvested awards will vest on a change in control, which is the case under the 2008 Long-Term Plan (and its predecessor), as approved by Plexus' shareholders. Therefore, offering a package that is consistent with market practices, is appropriate to help motivate executives to focus on the Company's shareholders, even when the circumstance might jeopardize their employment. The Committee also intends that the potential expense of the agreements is reasonable as compared to total enterprise value. The Committee estimated that the agreements represented approximately 3.0% of the average of fiscal 2007 and fiscal 2006 total enterprise value at the time they were adopted; potential expense was estimated at 3.6% of total enterprise value as of the date of the Committee's most recent determination. As noted above, the agreements contain a "double trigger," which provides that benefits would only be paid to the executive officers in the event of a substantial impact upon their employment and compensation.

The Committee periodically reviews the scope and context of the change in control agreements. The Committee continues to believe, as noted above, that the change in control agreements will help motivate the executive officers to respond appropriately, for the benefit of the Company and its shareholders, in the case of a proposed acquisition of the Company which they might perceive would jeopardize their employment.

Tax Aspects of Executive Compensation

The Committee generally attempts to preserve the tax deductibility under the Internal Revenue Code (the "Code") of all executive compensation. However, at times and under certain circumstances, it believes that it is more important to provide appropriate incentives irrespective of tax consequences.

Section 162(m) of the Code generally limits the corporate tax deduction for compensation paid to executive officers that is not "performance-based" to $1 million annually per executive officer. Plexus has taken action with respect to the provisions of Section 162(m) so that compensation income relating to stock options, SARs, performance-based restricted stock and cash incentive awards, including those made to executive officers pursuant to the VICP, under the 2008 Long-Term Plan (and predecessor plans) is exempt. Compensation under these shareholder approved plans that is performance-based is generally not subject to the $1 million limitation; however, the grant of restricted shares without performance goals would not be considered to be performance-based and therefore would be subject to the limit along with cash salaries and bonuses. As a result of shareholder approval of the 2008 Long-Term Plan, the Committee believes that most compensation income under the plan would not be subject to the Code's deduction limitation, other than any awards in the future of restricted stock or RSUs without performance goals, as is the case for time-vested RSUs. If restricted stock is granted without performance goals, the covered compensation of some individuals could exceed $1 million and, in those circumstances, the excess would not currently be tax deductible, as was the case in fiscal 2013. As discussed above, the Committee will grant performance share units beginning in fiscal 2014, which are intended to qualify as "performance-based" compensation under Section 162(m) and, therefore, not be subject to the $1 million limitation.

Other provisions of the Code also can affect the decisions we make. Section 280G of the Code imposes a 20% excise tax upon executive officers who receive "excess" payments upon a change in control of a publicly-held corporation to the extent the payments received by them exceed an amount approximating three times their average annual compensation. The excise tax applies to all payments over one times average annual compensation. Plexus would also lose its tax deduction for the "excess" payments. Our change in control agreements provide that benefits under them will be "grossed up" so that we also reimburse the executive officer for these tax consequences. Although the gross-up provisions in these agreements and the loss of deductibility would increase Plexus' tax expense, the Committee believes it is important that the effects of this Code provision not negate the protections provided by these agreements.

The Code also provides a surtax under Section 409A, relating to various features of deferred compensation arrangements of publicly-held corporations for compensation deferred after December 31, 2004. Section 409A became fully effective on January 1, 2009. We conducted an extensive review of our benefit plans and employment arrangements to help assure they comply with Section 409A and that there are no adverse effects on Plexus or our executive officers as a result of these Code amendments. We made various changes to some of these plans and arrangements to ensure full compliance with the rules under Section 409A; however, we do not expect these changes to have a material tax or financial consequence on Plexus.

COMPENSATION COMMITTEE REPORT

The duties and responsibilities of the Compensation and Leadership Development Committee of the board of directors are described above under "Corporate Governance—Board Committees—Compensation and Leadership Development Committee" and are set forth in a written charter adopted by the board, which is available on the Company's website. The Committee reviews and reassesses this charter annually and recommends any changes to the board for approval.

As part of the exercise of its duties, the Committee has reviewed and discussed with management the above "Compensation Discussion and Analysis" contained in this proxy statement. Based upon that review and those discussions, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in Plexus' annual report to shareholders on Form 10-K and included in this proxy statement.

Members of the Compensation and Leadership Development Committee:

Stephen P. Cortinovis, Chair
Rainer Jueckstock
Peter Kelly
Phil R. Martens
Michael V. Schrock

EXECUTIVE COMPENSATION

This section provides further information about the compensation paid to, and other compensatory arrangements with, our executive officers.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of the compensation which we paid for fiscal 2013 to our Chief Executive Officer, our Chief Financial Officer and the three executive officers who had the highest compensation of our other executive officers (collectively, the "named executive officers"). More detailed information is presented in the other tables and explanations which follow the following table.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Dean A. Foate *Chairman, President and Chief Executive Officer*	2013	$800,000	$0	$1,307,500	$1,423,169	$440,704	$190,134	$4,161,507
	2012	800,000	0	1,398,020	1,248,035	628,738	187,837	4,262,630
	2011	793,266	0	890,290	1,138,695	698,159	160,805	3,681,215
Ginger M. Jones *Senior Vice President and Chief Financial Officer*	2013	390,000	0	366,100	393,893	136,718	99,079	1,385,790
	2012	387,308	0	367,900	323,934	192,272	78,587	1,350,001
	2011	373,269	0	217,144	277,731	183,168	92,217	1,143,529
Todd P. Kelsey *Executive Vice President and Chief Operating Officer (6)*	2013	371,346	0	418,400	454,266	137,990	85,166	1,467,168
	2012	337,308	0	441,480	391,568	166,152	74,809	1,411,317
	2011	321,922	0	271,430	347,163	158,982	62,673	1,162,170
Yong Jin Lim *Regional President – Plexus APAC*	2013	366,569	0	418,400	439,908	110,147	138,954	1,473,978
	2012	360,878	0	367,900	323,934	151,056	148,034	1,351,802
	2011	352,221	0	217,144	277,731	143,755	142,174	1,133,025
Steven J. Frisch *Executive Vice President, Global Customer Services (7)*	2013	315,385	0	418,400	439,908	100,160	93,010	1,366,863

(1) Includes amounts voluntarily deferred by the named persons under the Plexus Corp. 401(k) Retirement Plan (the "401(k) Plan"), the Plexus supplemental executive retirement plan (the "SERP") and, for Mr. Lim, the Malaysian Employees Provident Fund. The amounts deferred under the SERP are also included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below. As discussed in "Compensation Discussion and Analysis" above, executive officers did not receive base salary adjustments in fiscal 2013 (other than for increases in responsibilities resulting from promotions).

(2) The "Bonus" column includes only discretionary bonus payments apart from our Variable Incentive Compensation Plan ("VICP"). Payments under the VICP, including payments for achieving individual objectives, are set forth in the "Non-Equity Incentive Plan Compensation" column. Since our executive officers' individual objectives are specific and performance against them is measured, we believe that payments under the VICP that relate to the achievement of individual objectives are properly reflected in the "Non-Equity Incentive Plan Compensation" column.

(3) This column represents the grant date fair value computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718") of stock and option awards granted in fiscal 2013, fiscal 2012 and fiscal 2011 under the 2008 Long-Term Plan, which are explained further below under "Grants of Plan-Based Awards." These awards are not subject to performance conditions. Generally accepted accounting principles ("GAAP") require us to recognize compensation expense for stock options and other stock-related awards

granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. The assumptions that we used to determine the valuation of the awards are discussed in footnote 10 to our consolidated financial statements. Please also see the "Grants of Plan-Based Awards" table below for further information about the stock and option awards granted in fiscal 2013, and the "Outstanding Equity Awards at Fiscal Year End" table below relating to all outstanding stock and option awards at the end of fiscal 2013.

(4) The "Non-Equity Incentive Plan Compensation" column represents amounts that were earned during fiscal 2013, fiscal 2012 and fiscal 2011, respectively, under the VICP. Under the VICP, annual cash incentives for executive officers are determined by a combination of the degree to which Plexus achieves specific pre-set corporate financial goals during the fiscal year and the executive officer's performance on individual objectives. We include more information about the VICP under "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Annual Incentive" above, as well as under "Grants of Plan-Based Awards" below.

The amounts shown in the "2013" row were earned in fiscal 2013 but will be paid in fiscal 2014, the amounts shown in the "2012" row were earned in fiscal 2012 and were paid in fiscal 2013, and the amounts shown in the "2011" row were earned in fiscal 2011 and were paid in fiscal 2012.

(5) The amounts listed under the column entitled "All Other Compensation" in the table include Company contributions to the 401(k) Plan and the SERP (for Mr. Lim, this represents the Company's contribution to the Malaysian Employees Provident Fund), reimbursement made by Plexus under its executive flexible perquisite benefit, the value of the company car benefit provided to the executive, additional life and disability insurance coverage and benefits related to an overseas assignment. Per person detail is listed in the table below:

	Year	Company Matching Contribution to 401(k) Plan	Company Contribution to SERP	Executive Flexible Perquisite Benefit	Company Car Benefit	Additional Life and Disability Insurance	Overseas Assignment	Total
Mr. Foate	2013	$10,200	$136,154	$15,473	$16,194	$12,113	--	$190,134
	2012	10,000	139,315	12,192	14,034	12,296	--	187,837
	2011	9,800	108,768	19,320	10,581	12,336	--	160,805
Ms. Jones	2013	10,200	47,971	26,773	13,103	1,032	--	99,079
	2012	10,000	50,119	10,000	7,256	1,212	--	78,587
	2011	9,800	33,907	11,026	9,340	1,252	$26,892	92,217
Mr. Kelsey	2013	10,277	47,005	13,793	13,113	978	--	85,166
	2012	10,446	40,862	10,317	12,119	1,065	--	74,809
	2011	10,723	27,868	12,206	10,788	1,088	--	62,673
Mr. Lim	2013	--	106,230	--	19,367	13,357	--	138,954
	2012	--	115,021	--	19,275	13,738	--	148,034
	2011	--	107,516	--	19,724	14,934	--	142,174
Mr. Frisch	2013	10,569	35,354	16,489	15,136	873	14,589	93,010

Under the executive flexible perquisite benefit, executive officers may be reimbursed for expenses up to $15,000 in a calendar year for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice. This benefit is not grossed up for taxes. The amounts in the "Executive Flexible Perquisite Benefit" column above include the reimbursements under that program in the fiscal years listed; these amounts may exceed the calendar year limits due to the difference between the fiscal and calendar year.

Ms. Jones was on a temporary assignment for Plexus in Malaysia for a portion of fiscal 2011, and Mr. Frisch was on an expatriate assignment in Europe until June 2013. The amounts reported above in the "Overseas Assignment" column reflect benefits related to these assignments beyond those that were integral and necessary to the business purpose of the assignment. For Ms. Jones, this amount includes expenses for a rental car for her spouse, as well as the related tax gross-up, and a $15,000 overseas allowance, which was not grossed up for taxes. For Mr. Frisch, this amount includes expenses for home and animal care expenses, as well as the related tax gross-ups, and a $5,000 repatriation payment, which was not grossed up for taxes.

(6) Mr. Kelsey was appointed as the Company's Chief Operating Officer on June 10, 2013; he previously served as Executive Vice President, Global Customer Services. As discussed in "Compensation Discussion and Analysis" above, in connection with Mr. Kelsey's promotion, his annual base salary was increased to $450,000 at that time, and his targeted award opportunity under the VICP was increased to 80% of his annual base salary.

(7) Mr. Frisch joined Plexus in 1990, was appointed an executive officer in fiscal 2007 and was promoted to Executive Vice President, Global Customer Services by the Company's Board of Directors effective June 2013; however, he is a named executive officer for the first time in fiscal 2013. In accordance with SEC rules, information for fiscal 2012 and 2011 is not required to be presented.

GRANTS OF PLAN-BASED AWARDS
2013

The table below sets forth information about stock and option awards that were granted to the named executive officers in fiscal 2013 under the 2008 Long-Term Plan, as well as information about *potential* cash incentive awards dependent on quantifiable corporate performance and individual goals that those executive officers could earn for fiscal 2013 performance (to be paid in fiscal 2014) under the VICP. As a result of fiscal 2013 corporate performance, cash incentive awards based on these criteria were earned in 2013, as set forth under the "Non-Equity Incentive Compensation" column in the "Summary Compensation Table" above. We provide further information about potential compensation under the VICP and awards under the 2008 Long-Term Plan in fiscal 2013, as well as additional information about those plans, following the table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards							
Name	Award Type	Grant Date	Threshold ($)(1)	Target ($)(1)	Maximum* ($)(1)	All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh) (2)	Closing Market Price on Grant Date ($/sh) (2)	Grant Date Fair Value of Stock and Option Awards ($)
Mr. Foate	VICP*	12/14/12	$1	$880,000	$1,760,000	--	--	--	--	--
	RSUs (3)	01/21/13	--	--	--	50,000 (3)	--	--	--	$1,307,500
	Options	10/29/12	--	--	--	--	23,750	$25.965	$26.30	272,797
		01/21/13	--	--	--	--	31,250	26.15	25.85	361,731
		04/22/13	--	--	--	--	31,250	25.325	25.65	337,566
		07/22/13	--	--	--	--	31,250	33.055	33.26	451,075
Ms. Jones	VICP*	12/14/12	1	273,000	546,000	--	--	--	--	--
	RSUs (3)	01/21/13	--	--	--	14,000 (3)	--	--	--	366,100
	Options	10/29/12	--	--	--	--	6,250	25.965	26.30	71,789
		01/21/13	--	--	--	--	8,750	26.15	25.85	101,285
		04/22/13	--	--	--	--	8,750	25.325	25.65	94,518
		07/22/13	--	--	--	--	8,750	33.055	33.26	126,301
Mr. Kelsey	VICP*	12/14/12	1	164,769	329,538	--	--	--	--	--
	VICP*(4)	06/10/13	1	110,769	221,538	--	--	--	--	--
	RSUs (3)	01/21/13	--	--	--	16,000 (3)	--	--	--	418,400
	Options	10/29/12	--	--	--	--	7,500	25.965	26.30	86,147
		01/21/13	--	--	--	--	10,000	26.15	25.85	115,754
		04/22/13	--	--	--	--	10,000	25.325	25.65	108,021
		07/22/13	--	--	--	--	10,000	33.055	33.26	144,344
Mr. Lim	VICP*	12/14/12	1	219,941	439,883	--	--	--	--	--
	RSUs (3)	01/21/13	--	--	--	16,000 (3)	--	--	--	418,400
	Options	10/29/12	--	--	--	--	6,250	25.965	26.30	71,789
		01/21/13	--	--	--	--	10,000	26.15	25.85	115,754
		04/22/13	--	--	--	--	10,000	25.325	25.65	108,021
		07/22/13	--	--	--	--	10,000	33.055	33.26	144,344
Mr. Frisch	VICP*	12/14/12	1	124,615	249,231	--	--	--	--	--
	VICP*(4)	06/10/13	1	75,385	150,769	--	--	--	--	--
	RSUs (3)	01/21/13	--	--	--	16,000 (3)	--	--	--	418,400
	Options	10/29/12	--	--	--	--	6,250	25.965	26.30	71,789
		01/21/13	--	--	--	--	10,000	26.15	25.85	115,754
		04/22/13	--	--	--	--	10,000	25.325	25.65	108,021
		07/22/13	--	--	--	--	10,000	33.055	33.26	144,344

* Represents a *potential* cash incentive payment for fiscal 2013 at various performance levels under the VICP (amounts in the "Maximum" column correspond to the "maximum payout level" under the VICP); other grants are stock options and restricted stock units ("RSUs") under the 2008 Long-Term Plan. As a result of Plexus' actual performance in fiscal 2013, overall cash incentive awards were earned based on corporate financial performance between the threshold and target levels, as reflected in the "Summary Compensation Table" and discussed in "Compensation Discussion and Analysis" above.

(1) Amounts in the rows labeled "VICP*" reflect potential cash incentive payments that depend on Plexus meeting corporate financial goals and the named executive officers achieving individual objectives (assuming such

officers do not meet any of their individual objectives at "Threshold" and meet them fully at both "Target" and the "maximum payout level"). The amounts in the "Threshold" column indicate a payment for performance just above the threshold; there is no minimum payment once the threshold has been exceeded.

(2) Options were granted at the average of the high and low trading prices on the date of grant, except for the options granted on October 29, 2012, and January 21, 2013, which were granted at the average of the high and low trading prices on the trading day preceding the respective grant date (in accordance with the 2008 Long-Term Plan) because the markets were closed on those dates. The stock options that were granted in fiscal 2013 under the 2008 Long-Term Plan vest over a two year period, with 50% of the options vesting on the first anniversary of their grant date and the remainder vesting on the second anniversary.

(3) The RSUs vest on January 21, 2016, assuming continued employment. See the discussion below under the caption "2008 Long-Term Plan."

(4) On June 10, 2013, Mr. Kelsey's targeted VICP award was increased from 70% to 80% of his base salary in connection with his appointment as the Company's Chief Operating Officer, and Mr. Frisch's targeted VICP award was increased from 60% to 70% of his base salary in connection with his appointment as Executive Vice President, Global Customer Services. The amounts reported in this row represent the incremental value of the potential award.

VICP

The VICP (as it applies to our executive officers) is a sub-plan of the 2008 Long-Term Plan. Under the VICP, our executive officers may earn cash incentive awards that depend in substantial part upon the degree to which Plexus achieves corporate financial goals, which are set by our Compensation and Leadership Development Committee (the "Committee") shortly after the beginning of our fiscal year. As long as Plexus achieves net income for the plan year, each executive officer also may earn a portion of his or her cash incentive award by accomplishing the individual objectives set for that executive officer. These awards are intended to reflect, in each instance, an individual's performance that may not be reflected in the financial performance of the entire Company. The amounts included in the table are potential future payouts under non-equity incentive awards that could be earned pursuant to both corporate financial and individual goals under the VICP. The amounts in the columns represent, respectively, the amount which could be earned in the event minimum results were achieved so as to result in a threshold payment to the executive officer, the amounts which could be received if each performance target was met exactly at the targeted level and the maximum amount that could be earned under the VICP, which is known as the "maximum payout level." As noted above, the potential payouts reported in the table assume that the named executive officers do not meet any of their individual objectives at threshold and achieve them fully at both target and the maximum payout level.

Actual Company performance in fiscal 2013 was below the threshold level for revenue and between the threshold and target levels for return on capital employed ("ROCE"); therefore, total cash incentives based on corporate financial goals (which, for fiscal 2013, were paid based on ROCE performance only) were paid between the threshold and target levels, as reported in the "Non-Equity Incentive Compensation" column in the "Summary Compensation Table" above.

The maximum amount that could be earned based on individual performance was $176,000 for Mr. Foate (which would have been 20% of his cash incentive award at the targeted levels) and varied from $40,000 to $55,108 for the other named executive officers (also representing 20% of their respective cash incentive awards at the targeted levels).

2008 Long-Term Plan

Under the 2008 Long-Term Plan, the Committee may grant directors, executive officers and other officers and key employees of Plexus stock options, stock-settled SARs, restricted stock, which may be designated as restricted stock awards or RSUs, unrestricted stock awards, performance stock awards (which may be settled in cash or stock) and cash incentive awards in periodic grants.

As a result of the volatility of the stock market in recent years, particularly for Plexus stock, the Committee makes, and anticipates continuing to make, quarterly option grants. This grant schedule facilitates overall compensation planning near the beginning of the fiscal year, as the total target amounts for grants for a year are set at that time; the specific dates of each grant are determined in advance. Option grants must be at the fair market value of the underlying shares when the grant is made. The fair market value may be determined as the average of the high and low trading prices on the date of grant (with specified exceptions if there are not any sales on that date) or as an average for a short period of time prior to the grant.

The Committee also grants RSUs under the 2008 Long-Term Plan. In fiscal 2013, annual grants were made in January 2013, and vest three years from the date of the grant, assuming continued employment. Going forward, the Committee anticipates continuing to make grants of RSUs in the second quarter of each fiscal year.

Beginning in fiscal 2014, the Committee will also grant performance stock awards (designated as performance share units and settled in Plexus stock) in the second quarter of each fiscal year, although the performance goals will be set during the fiscal first quarter. Vesting of the performance shares units will be based on the total shareholder return (the "TSR") of Plexus' stock as compared to the TSR of the Russell 3000 Index during a three year performance period.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
September 28, 2013

The following table sets forth information about Plexus stock and option awards held by the named executive officers that were outstanding at the end of fiscal 2013.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Mr. Foate	75,000	--	12.94	05/18/15		
	100,000	--	42.515	05/17/16		
	37,500	--	21.41	05/17/17		
	37,500	--	23.83	08/01/17		
	18,750	--	30.54	11/05/17		
	18,750	--	22.17	01/28/18		
	18,750	--	24.21	04/28/18		
	18,750	--	29.71	07/29/18		
	20,500	--	18.085	10/31/18		
	20,500	--	14.625	02/02/19		
	20,500	--	20.953	05/04/19		
	20,500	--	25.751	08/03/19		
	20,500	--	25.335	11/02/19		
	20,500	--	33.999	01/25/20		
	20,500	--	38.24	04/23/20		
	20,500	--	30.475	07/26/20		
	20,500	--	29.798	11/01/20		
	20,500	--	27.143	01/24/21		
	20,500	--	36.955	04/25/21		
	20,500	--	30.19	07/25/21		
	10,250	10,250	25.92	10/31/21		
	11,875	11,875	36.79	01/23/22		
	11,875	11,875	31.70	04/23/22		
	11,875	11,875	27.86	07/23/22		
	--	23,750	25.965	10/29/22		
	--	31,250	26.15	01/21/23		
	--	31,250	25.325	04/22/23		
	--	31,250	33.055	07/22/23		
					32,800 (3)	$1,210,320
					38,000 (4)	1,402,200
					50,000 (5)	1,845,000

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Ms. Jones	10,000	--	18.185	04/09/17		
	4,000	--	30.54	11/05/17		
	4,000	--	22.17	01/28/18		
	4,000	--	24.21	04/28/18		
	4,000	--	29.71	07/29/18		
	5,000	--	18.085	10/31/18		
	5,000	--	14.625	02/02/19		
	5,000	--	20.953	05/04/19		
	5,000	--	25.751	08/03/19		
	5,000	--	25.335	11/02/19		
	5,000	--	33.999	01/25/20		
	5,000	--	38.24	04/23/20		
	5,000	--	30.475	07/26/20		
	5,000	--	29.798	11/01/20		
	5,000	--	27.143	01/24/21		
	5,000	--	36.955	04/25/21		
	5,000	--	30.19	07/25/21		
	2,500	2,500	25.92	10/31/21		
	3,125	3,125	36.79	01/23/22		
	3,125	3,125	31.70	04/23/22		
	3,125	3,125	27.86	07/23/22		
	--	6,250	25.965	10/29/22		
	--	8,750	26.15	01/21/23		
	--	8,750	25.325	04/22/23		
	--	8,750	33.055	07/22/23		
					8,000 (3)	295,200
					10,000 (4)	369,000
					14,000 (5)	516,600
Mr. Kelsey	5,000	--	42.515	05/17/16		
	2,500	--	21.41	05/17/17		
	2,500	--	23.83	08/01/17		
	3,000	--	30.54	11/05/17		
	3,000	--	22.17	01/28/18		
	3,000	--	24.21	04/28/18		
	3,000	--	29.71	07/29/18		
	5,000	--	20.953	05/04/19		
	5,000	--	25.751	08/03/19		
	5,000	--	25.335	11/02/19		
	6,250	--	33.999	01/25/20		
	6,250	--	38.24	04/23/20		
	6,250	--	30.475	07/26/20		
	6,250	--	29.798	11/01/20		
	6,250	--	27.143	01/24/21		
	6,250	--	36.955	04/25/21		
	6,250	--	30.19	07/25/21		
	3,125	3,125	25.92	10/31/21		
	3,750	3,750	36.79	01/23/22		
	3,750	3,750	31.70	04/23/22		
	3,750	3,750	27.86	07/23/22		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Mr. Kelsey (continued)	--	7,500	25.965	10/29/22		
	--	10,000	26.15	01/21/23		
	--	10,000	25.325	04/22/23		
	--	10,000	33.055	07/22/23		
					10,000 (3)	369,000
					12,000 (4)	442,800
					16,000 (5)	590,400
Mr. Lim	5,300	--	12.94	05/18/15		
	7,500	--	42.515	05/17/16		
	2,500	--	21.41	05/17/17		
	2,500	--	23.83	08/01/17		
	3,000	--	30.54	11/05/17		
	3,000	--	22.17	01/28/18		
	3,000	--	24.21	04/28/18		
	3,000	--	29.71	07/29/18		
	5,000	--	18.085	10/31/18		
	5,000	--	14.625	02/02/19		
	5,000	--	20.953	05/04/19		
	5,000	--	25.751	08/03/19		
	5,000	--	25.335	11/02/19		
	5,000	--	33.999	01/25/20		
	5,000	--	38.24	04/23/20		
	5,000	--	30.475	07/26/20		
	5,000	--	29.798	11/01/20		
	5,000	--	27.143	01/24/21		
	5,000	--	36.955	04/25/21		
	5,000	--	30.19	07/25/21		
	2,500	2,500	25.92	10/31/21		
	3,125	3,125	36.79	01/23/22		
	3,125	3,125	31.70	04/23/22		
	3,125	3,125	27.86	07/23/22		
	--	6,250	25.965	10/29/22		
	--	10,000	26.15	01/21/23		
	--	10,000	25.325	04/22/23		
	--	10,000	33.055	07/22/23		
					8,000 (3)	295,200
					10,000 (4)	369,000
					16,000 (5)	590,400
Mr. Frisch	5,000	--	42.515	05/17/16		
	1,500	--	21.41	05/17/17		
	1,500	--	23.83	08/01/17		
	2,000	--	30.54	11/05/17		
	2,000	--	22.17	01/28/18		
	2,000	--	24.21	04/28/18		
	2,000	--	29.71	07/29/18		
	3,000	--	18.085	10/31/18		
	3,000	--	14.625	02/02/19		
	3,000	--	20.953	05/04/19		
	3,000	--	25.751	08/03/19		

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Mr. Frisch (continued)	3,000	--	25.335	11/02/19		
	3,000	--	33.999	01/25/20		
	3,000	--	38.24	04/23/20		
	3,000	--	30.475	07/26/20		
	3,000	--	29.798	11/01/20		
	5,000	--	27.143	01/24/21		
	5,000	--	36.955	04/25/21		
	5,000	--	30.19	07/25/21		
	2,500	2,500	25.92	10/31/21		
	3,125	3,125	36.79	01/23/22		
	3,125	3,125	31.70	04/23/22		
	3,125	3,125	27.86	07/23/22		
	--	6,250	25.965	10/29/22		
	--	10,000	26.15	01/21/23		
	--	10,000	25.325	04/22/23		
	--	10,000	33.055	07/22/23		
					8,000 (3)	295,200
					10,000 (4)	369,000
					16,000 (5)	590,400

(1) Option award granted under the 2008 Long-Term Plan or a predecessor plan. All options have an exercise price equal to the fair market value of our common stock on the date of grant. Since 2005, the fair market value has been determined using the average of the high and low trading prices on the grant date (or on the preceding trading day if the markets were closed on the grant date). Prior to that date, the fair market value was determined by an average of the high and low trading prices over a period of five to ten trading days prior to the grant date. Options granted in fiscal 2007 and after vest one-half on each of the first two anniversaries of the applicable grant date.

(2) Based on the $36.90 per share closing price of our common stock on September 27, 2013, the last trading day of fiscal 2013.

(3) Consists of RSUs awarded in fiscal 2011 under the 2008 Long-Term Plan. The RSUs vest on January 24, 2014, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

(4) Consists of RSUs awarded in fiscal 2012 under the 2008 Long-Term Plan. The RSUs vest on January 23, 2015, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

(5) Consists of RSUs awarded in fiscal 2013 under the 2008 Long-Term Plan. The RSUs vest on January 21, 2016, based on continued service through that date. See "Compensation Discussion and Analysis—Elements and Analysis of Direct Compensation—Long-Term Incentives" for additional information regarding awards.

OPTION EXERCISES AND STOCK VESTED
2013

The following table sets forth information about the Plexus stock options that were exercised by the named executive officers and the RSUs that vested in fiscal 2013.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Mr. Foate	75,000	$1,355,638	20,500	$545,915
Ms. Jones	--	--	5,000	133,150
Mr. Kelsey	10,000	182,588	6,250	166,438
Mr. Lim	200	4,192	5,000	133,150
Mr. Frisch	8,000	119,230	3,000	79,890

(1) Based on the difference between the exercise prices and sale prices on the date of exercise.

(2) Based on the average of the high and low trading prices of the Company's common stock on the Nasdaq Global Select Market on the vesting date, January 25, 2013.

NONQUALIFIED DEFERRED COMPENSATION
2013

Plexus does not maintain any defined benefit pension plans. Plexus' only retirement savings plans are defined contribution plans—the 401(k) Plan for all qualifying U.S. employees and the supplemental executive retirement plan (the "SERP") for executive officers (other than Mr. Lim, as described below). Because these are defined contribution plans, Plexus' obligations are fixed at the time contributions are made, rather than Plexus being liable for future potential shortfalls in plan assets to cover the fixed benefits that are promised in defined benefit plans.

The 401(k) Plan is open to all U.S. Plexus employees meeting specified service and related requirements. Under the plan, employees may voluntarily contribute up to 75% of their annual compensation, up to a maximum Internal Revenue Code (the "Code") mandated limit of $17,500 ($23,000 if age 50 or older) in calendar year 2013; Plexus will match 100% of the first 4.0% of salary which an employee defers, up to $10,200 in calendar year 2013. There are several investment options available to participants under the 401(k) Plan, including a Plexus stock fund.

Plexus maintains the SERP as an additional deferred compensation mechanism for its executive officers; the individuals covered in fiscal 2013 include Ms. Jones and Messrs. Foate, Kelsey and Frisch. Mr. Lim does not participate because he is not a United States resident. Under the SERP, an executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to the payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus, subject to the participants' deferral elections and Section 409A of the Code. The plan allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock.

Executive officers, including the named executive officers, did not make any personal voluntary deferrals to the SERP for fiscal year 2013. The plan also allows for discretionary Plexus contributions. As discussed in "Compensation Discussion and Analysis—Elements and Analysis of Other Compensation—Retirement Planning - Supplemental Executive Retirement Plan," the Committee determined the current Company contribution to the SERP after reviewing a competitive analysis prepared by Towers Watson. As a result, the discretionary contribution is the greater of (a) 9% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. The Committee may also choose to make additional or special contributions; no such contributions were made in fiscal 2013.

Mr. Lim does not participate in these plans because he is a resident of Malaysia and is covered by a different system. Under Malaysian law, an employer must make a contribution to the fund of at least 12% of every employee's salary during the year to the Employees Provident Fund, which is a retirement savings program established under Malaysian law. In accordance with its practice in Malaysia, Plexus made a contribution of 17% for Mr. Lim to reflect his seniority and responsibilities.

The following table includes information as to contributions under the SERP or, in the case of Mr. Lim, the Malaysian Employees Provident Fund. Since the 401(k) Plan is a tax-qualified plan generally available to all employees, contributions on behalf of the executive officers and earnings in that plan are not included in this table; however, Company contributions under both are among the items included in the "All Other Compensation" column in the "Summary Compensation Table" above.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (2)
Mr. Foate	--	$136,154	$350,409	--	$2,841,083
Ms. Jones	--	47,971	28,052	--	341,784
Mr. Kelsey	--	47,005	42,147	--	239,073
Mr. Lim (3)	$68,737	106,230	42,764 (4)	--	897,757 (5)
Mr. Frisch	--	35,354	31,072	--	185,486

(1) Includes contributions by the named executive officers that are included in the "Salary" column in the "Summary Compensation Table" above, as follows: Mr. Lim – $40,307.

(2) Of the amounts reported in the "Aggregate Balance at Last Fiscal Year End" column, the following amounts were previously reported in the Summary Compensation Tables in the Company's Proxy Statements for its prior annual meetings of shareholders: Mr. Foate—$1,015,327; Ms. Jones—$222,982; Mr. Kelsey—$90,127; and Mr. Lim—$610,084. Although Mr. Frisch has been employed by the Company since 1990, he is a named executive officer for the first time in fiscal 2013 and has not been included in the Company's previous Summary Compensation Tables.

(3) Mr. Lim's information relates to the Malaysian Employees Provident Fund.

(4) "Aggregate Earnings in Last FY" for Mr. Lim represents dividends declared by the Malaysian Employees Provident Fund Board for calendar year 2012. This information is not yet available to Mr. Lim or the Company from the Malaysian Employees Provident Fund for calendar year 2013.

(5) Mr. Lim's fund account also includes contributions prior to his employment with Plexus and related earnings since the Malaysian Employees Provident Fund is not an employer-sponsored plan. The balance also reflects changes in currency exchange rates between the Malaysian ringgit and the U.S. dollar.

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In this section, we are providing information about specific agreements with our executive officers relating to employment and their post-employment compensation. As discussed further below, only Mr. Foate has an employment agreement. All of our executive officers have change in control agreements which will provide, in certain circumstances, for payments to the executive officers in the event of a change in control of Plexus.

Mr. Foate's Employment Agreement

Plexus does not generally have employment agreements with its executive officers. However, when Mr. Foate became Plexus' Chief Executive Officer in 2002, the Committee and the board believed it was important to enter into an employment agreement with Mr. Foate to set forth the terms of his employment and to provide incentives for him to continue with the Company over the long term. The Company entered into its current employment agreement with Mr. Foate in 2008.

Mr. Foate's employment agreement was for an initial term of three years and automatically extends (unless terminated) by one year every year, so that it maintains a rolling three-year term. The agreement specifies when Plexus may terminate Mr. Foate for cause, or when Mr. Foate may leave the Company for good reason, and determines the compensation payable upon termination. The definition of "cause" and "good reason" are substantially similar to those under the change in control agreements, as described below, although "good reason" would also include a failure of Plexus to renew the employment agreement. If Mr. Foate is terminated for cause or voluntarily leaves without good reason, dies or becomes disabled, or the agreement is not renewed, Plexus is not required to make any further payments to Mr. Foate other than with respect to obligations accrued on the date of termination. If Plexus terminates Mr. Foate without cause, or he resigns with good reason, Mr. Foate is entitled to receive compensation including his base salary for a three year period following his separation date, a pro-rated VICP cash incentive award keyed to the actual attainment of performance targets for the year in which Mr. Foate is involuntarily terminated, and certain lump sum payments designed to ensure that his benefits approximate those provided under the previous employment agreement. The lump sum payments are equal to the sum of one hundred percent (100%) of Mr. Foate's annual base salary prior to his separation date and the maximum amount of Company contributions for a full plan year under the 401(k) Plan and the Company's deferred compensation plans. Mr. Foate would also be eligible to participate in the Company's medical, dental and vision plans, subject to his payment of any premiums required by such plans, for a three year period following his separation from Plexus. Any payments triggered by a termination of employment are to be delayed until six months after termination, as required by Section 409A of the Code.

Change in control provisions are included in Mr. Foate's current employment agreement and are substantially identical to those provided in the change in control agreements described below under the caption "Change in Control Agreements," with Mr. Foate's payment amount being three times the relevant salary plus benefits.

Under Mr. Foate's employment agreement, Plexus is also protected from competition by Mr. Foate after his employment with Plexus would cease. Upon termination, Mr. Foate agrees to not interfere with the relationships between the customers, suppliers or employees of Plexus for two years, and to not compete with Plexus over the same period in geographical locations proximate to Plexus' operations. Further, Mr. Foate has agreed to related confidentiality requirements after the termination of his employment.

Under the 2008 Long-Term Plan and predecessor plans, optionholders (or their representatives) have a period of time in which they may exercise vested stock options after death, disability, retirement or other termination of employment, except in the case of termination with cause. Options do not continue to vest after termination except for full vesting upon a change in control or, when provided in related option agreements, upon death or disability. RSUs that have yet to vest are generally forfeited on termination of employment, but immediately vest upon a change in control. See "Outstanding Equity Awards at Fiscal Year End" above for information as to Mr. Foate's outstanding equity awards at September 28, 2013. Mr. Foate would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in "Potential Benefits Table" below. See "Nonqualified Deferred Compensation" above for further information.

Change in Control Agreements

Plexus has change in control agreements with Ms. Jones and Messrs. Kelsey, Lim and Frisch, its other executive officers (with the exception of Mr. Foate as described above under the caption "Mr. Foate's Employment Agreement") and certain other key employees. Under the terms of these agreements, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authorities, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation may not be reduced, their benefits must be commensurate with those of similarly situated executives of the acquiring firm and their location of employment must not be changed significantly as a result of the change in control.

Within 24 months after a change in control, in the event that any covered executive officer is terminated other than for cause, death or disability, or an executive officer terminates his or her employment with good reason, Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to three times (one to two times for other key employees) the executive officer's base salary plus targeted cash incentive payment, and to continue retirement payments and certain other benefits. The change in control agreements designate three times salary plus benefits for each of Ms. Jones and Messrs. Kelsey, Lim and Frisch. The agreements further provide for payment of additional amounts which may be necessary to "gross-up" the amounts due to such executive officer in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the executive officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor do they limit the ability of Plexus to terminate these persons thereafter for cause. It is the Committee's view that the level of benefits, combined with the "double trigger" requiring both a change in control and a termination of employment, provides an appropriate balancing of the interests of the Company, its shareholders and its executives.

Under our change in control agreements:

- A termination for "cause" would occur if the executive officer willfully and continually fails to perform substantial duties or willfully engages in illegal conduct or gross misconduct which injures Plexus.

- After a change in control, an executive may terminate for "good reason" which would include: requiring the executive to perform duties inconsistent with the duties provided under his or her agreement; Plexus not complying with provisions of the agreement; the Company requiring the executive to move; or any attempted termination of employment which is not permitted by the agreement.

- A change in control would occur in the event of a successful tender offer for Plexus, other specified acquisitions of a substantial portion of the Company's outstanding stock, a merger or other business combination involving the Company, a sale of substantial assets of the Company, a contested director's election or a combination of these actions followed by any or all of the following actions: change in management or a majority of the board of the Company or a declaration of a "change in control" by the board of directors.

Also, under the 2008 Long-Term Plan and predecessor plans, award holders (or their representatives) have a period of time in which they may exercise vested awards after death, disability, retirement or other termination of employment, except in the case of termination with cause. Awards do not continue to vest after termination, except for full vesting upon death or permanent disability when provided in the related award agreements or upon a change in control. See "Outstanding Equity Awards at Fiscal Year End" above for information as to executive officers' outstanding equity awards at September 28, 2013. Executives would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" above for further information.

Plexus does not have employment agreements with its executive officers other than Mr. Foate. It also does not have a formal severance plan for other types of employment termination, except in the event of a change in control as described above. Although Plexus has a general practice of providing U.S. salaried employees with two weeks' severance pay for every year worked (generally to a maximum of 13 weeks) in the case of termination without cause, actual determinations are made on a case-by-case basis. Therefore, whether and to what extent Plexus would provide severance benefits to the named executive officers, or other executive officers, upon termination (other than due to death, permanent disability or a change in control) would depend upon the facts and circumstances at that time. As such, we are unable to estimate the potential payouts under other employment termination scenarios.

Potential Benefits Table

The following table provides information as to the amounts which will be payable (a) to Mr. Foate under his employment agreement if he is terminated by Plexus for cause or without cause, (b) to the named executive officers in the event of death or permanent disability, and (c) to the named executive officers in the event they were terminated without cause, or the executive terminated with good reason, in the event of a change in control. The payments are calculated assuming a termination as of September 28, 2013, the last day of our previous fiscal year. The table includes only benefits that would result from death or permanent disability, a termination or a change in control, not vested benefits that are payable irrespective of a change.

Executive Officer; Context of Termination	Cash Payments (1)	Early Vesting of Stock Options (2)	Early Vesting of RSUs (3)	Additional Retirement Benefits (4)	Other Benefits (5)	Tax Gross-up (6)	Total
Mr. Foate – Termination by Plexus for Cause	--	--	--	--	--	--	--
Mr. Foate – Death or Disability	-- (7)	$1,402,948	$4,488,928	--	--	--	$5,891,876
Mr. Foate – Termination by Plexus without Cause	$5,040,000	--	--	$439,061	$330,715	--	5,809,776
Mr. Foate – Change in Control	5,040,000	1,402,948	4,488,928	439,061	330,715	--	11,701,652
Ms. Jones – Death or Disability	-- (7)	381,163	1,189,120	--	--	--	1,570,283
Ms. Jones – Change in Control	1,989,000	381,163	1,189,120	174,513	363,950	$1,278,216	5,375,962
Mr. Kelsey – Death or Disability	-- (7)	445,325	1,412,080	--	--	--	1,857,405
Mr. Kelsey – Change in Control	2,430,000	445,325	1,412,080	173,693	270,184	1,527,310	6,258,592
Mr. Lim – Death or Disability	-- (7)	414,850	1,263,440	--	--	--	1,678,290
Mr. Lim – Change in Control	1,688,890	414,850	1,263,440	--	--	--	3,367,180
Mr. Frisch – Death or Disability	-- (7)	414,850	1,263,440	--	--	--	1,678,290
Mr. Frisch – Change in Control	1,785,000	414,850	1,263,440	138,000	309,410	1,202,556	5,113,256

(1) This amount represents payments relating to the executives' base salary and VICP cash incentive awards to the extent they would be paid after termination, based on the salary in effect at the end of fiscal 2013 and the target VICP cash incentive payment for 2013. Under the change in control agreements, this payment equals three years salary, as it was in effect at the time of termination, plus three times the targeted VICP compensation for the year of termination. There are similar provisions for a termination without cause in Mr. Foate's employment agreement.

(2) All outstanding unvested stock options would become vested upon a change in control, and the unvested options also would vest upon death or disability. Certain outstanding unvested stock options had no immediately realizable value because the respective exercise prices were higher than $36.90, the closing price of Plexus' common stock on September 27, 2013, the last trading day of fiscal 2013. See "Outstanding Equity Awards at

Fiscal Year End" for further information regarding all stock options owned by the named executive officers, including those that have already fully vested.

(3) All outstanding RSUs would become vested upon a change in control. The amount shown represents the difference in value of the unvested RSUs between their grant price and the Company's market price, based on Plexus' closing stock price of $36.90 per share on September 27, 2013, the last trading date of fiscal 2013.

(4) Under the change in control agreements, the Company would be required to continue payments to the 401(k) Plan and SERP for three years at the same level during the year preceding the change in control. There are similar provisions for a termination without cause in Mr. Foate's employment agreement. This column represents the total amount of those payments. The executive officers would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" for further information.

(5) These amounts include continuing payments of health and welfare benefits, accrued vacation, executive reimbursement plan expenses, company car and other benefits for three years, as provided in the agreement.

(6) In the event of a change in control of Plexus, the change in control agreements with our executive officers provide that we will pay them an additional benefit to reimburse the "golden parachute" excise taxes which they would owe pursuant to Internal Revenue Code Section 280G. This column provides an estimate of these payments, reflecting each executive's base compensation under Section 280G. Based on Mr. Foate's average annual compensation and the manner in which Section 280G operates, he would have not been deemed to receive such payments had there been a change in control on September 28, 2013, but could be eligible to receive these payments in future years.

(7) Excludes life or disability insurance payments from third party insurers.

COMPENSATION AND RISK

During fiscal 2013, the Company reviewed its compensation policies, programs and procedures, including the incentives they create and mitigating factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Management assessed risk factors associated with specific compensation programs, as well as enterprise-level compensation risk factors, and a risk rating was assigned to each factor. The program-specific risk factors assessed included payout potential, payout as a percentage of total compensation, risk of manipulation, discretion to modify awards, overall plan design and market appropriateness. Enterprise-level risk factors evaluated included the balance between performance rewarded and the sustainability of that performance, the overall compensation mix, consistency between annual and long-term objectives as well as metrics, achievability of performance goals without undue risk-taking, the relationship of long-term awards to the Company's pay philosophy, stock ownership requirements, the weighting and duration of performance metrics, the value of severance packages, the degree to which pay programs (including retirement benefits) and/or grants may be considered disproportionate, and the interaction of compensation plans with the Company's financial performance and strategy. The Compensation and Leadership Development Committee reviewed management's evaluation process as well as its results, and determined that both the process and conclusions reached were reasonable.

Based on this review, the Company has concluded that its compensation policies, programs and procedures are not reasonably likely to have a material adverse effect on the Company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), publicly-traded companies like Plexus are required to hold an advisory vote of their shareholders at least once every three years to approve the compensation of named executive officers, as disclosed in the company's proxy statement pursuant to the SEC's Regulation S-K Item 402; Plexus discloses those items in "Compensation Discussion and Analysis" and "Executive Compensation" herein. Plexus currently holds these votes annually.

As described in "Compensation Discussion and Analysis" above, we design our executive compensation programs to attract, motivate and retain the talent needed to lead a strong global organization, to drive global financial and operational success, to create an ownership mindset and to appropriately balance Company performance and individual contributions towards the achievement of success. A meaningful portion of our executive officers' compensation is at risk, reflecting the Company's emphasis on pay that reflects performance and drives long-term shareholder value. We believe the Company's compensation program as a whole is well suited to promote the Company's objectives in both the short and long term.

Accordingly, the following resolution will be submitted to our shareholders for approval at the annual meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved."

As an advisory vote, this proposal is not binding on the Company. However, the Compensation and Leadership Development Committee, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by our shareholders, and will consider the outcome of the vote when making future compensation decisions on the Company's executive compensation programs.

The board unanimously recommends that shareholders vote <u>FOR</u> approval of the compensation of the Company's executive officers as described in this proxy statement.

CERTAIN TRANSACTIONS

Plexus has a written policy requiring that transactions, if any, between Plexus and its executive officers, directors or employees (or related parties) must be on a basis that is fair and reasonable to the Company and in accordance with Plexus' Code of Conduct and Business Ethics and other policies. Plexus' policy focuses on related party transactions in which its insiders or their families have a significant economic interest; while the policy requires disclosure of *all* transactions, it recognizes that there may be situations where Plexus has ordinary business dealings with other large companies in which insiders may have some role but little if any stake in a particular transaction. Although these transactions are not prohibited, any such transaction must be approved by either a disinterested majority of the board of directors or by the Audit Committee.

Please see "Corporate Governance–Director Independence" for certain transactions and relationships between Plexus and two directors which the board considered when determining the independence of the directors. See also "Corporate Governance–Directors' Compensation" regarding an arrangement with a former director. There were no other transactions in an amount or of a nature that were reportable under applicable SEC rules in fiscal 2013.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process and approves the hiring and retention of, and fees paid to, the independent auditors. The Audit Committee also generally reviews other transactions between the Company and interested parties that may involve a potential conflict of interest. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are all "independent directors" as defined in Rule 5605(a)(2) of the listing standards applicable to the Nasdaq Global

Select Market and relevant SEC rules. The Plexus board of directors has adopted a written charter for the Audit Committee, and the current version is available on Plexus' website.

In connection with its function to oversee and monitor the financial reporting process of Plexus, and in addition to its quarterly review of interim unaudited financial statements, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended September 28, 2013, with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended (AICPA, Professional Standards, Vol. 1, AU section 380), and SEC Regulation S-X, Rule 2-07 "Communication with Audit Committees"; and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by the applicable standards of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended September 28, 2013. The Audit Committee further confirmed the independence of PricewaterhouseCoopers LLP.

Members of the Audit Committee: David J. Drury, Chair
Stephen P. Cortinovis
Rainer Jueckstock
Peter Kelly
Mary A. Winston

AUDITORS

Subject to ratification by shareholders, the Audit Committee intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2014. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to questions and make a statement if they desire to do so.

Fees and Services

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2013 and 2012 were as follows:

	2013	2012
Audit fees:	$1,112,461	$1,105,890
Audit-related fees:	--	--
Tax fees:	110,850	44,575
All other fees:	14,000	--

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit fees related to Plexus' annual audit and quarterly professional reviews; audit fees also included substantial work related to the certification of Plexus' internal controls as required by the Sarbanes-Oxley Act. Tax services consisted primarily of tax compliance and other tax advice regarding special Plexus projects. All other fees consists of fees associated with workshops regarding the configuration of accounting software and government contracting matters. The Audit Committee considered the compatibility of the non-audit services provided by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments thereto), which specifies projects and the approved levels of fees for each. To the extent that items are not covered in the annual budget or fees exceed the budget, management must have such items approved by the Audit Committee or, if necessary between Audit Committee meetings, by the Audit Committee chairman on behalf of the Audit Committee. There were no services in fiscal 2013 or 2012 that were not approved in advance by the Audit Committee under this policy.

* * * * *

By order of the Board of Directors



Angelo M. Ninivaggi
Senior Vice President, Chief Administrative Officer,
General Counsel and Secretary

Neenah, Wisconsin
December 10, 2013

A copy (without exhibits) of Plexus' annual report to the SEC on Form 10-K for the fiscal year ended September 28, 2013, will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 5, 2013, on the written request of that person directed to: Kristie Johnson, Executive Support Specialist, Plexus Corp., One Plexus Way, P.O. Box 156, Neenah, Wisconsin 54957-0156. See also page 1 of this proxy statement. In addition, copies are available on Plexus' website at www.plexus.com, following the links at "Investor Relations," then "SEC Filings."

To save printing and mailing costs, in some cases only one notice, annual report and/or proxy statement will be delivered to multiple holders of securities sharing an address unless Plexus has received contrary instructions from one or more of those security holders. Upon written or oral request, we will promptly deliver a separate copy of the annual report or proxy statement, as applicable, to any security holder at a shared address to which a single copy of the document was delivered. You may request additional copies by written request to the address set forth in the paragraph above or as set forth on page 1 of this proxy statement. You may also contact Ms. Johnson at that address or at 1-920-969-6000 if you wish to receive a separate annual report and/or proxy statement in the future, or if you share an address with another security holder and wish for delivery of only a single copy of the annual report and/or proxy statement if you are currently receiving multiple copies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(mark one)

__X__ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2013

OR

_____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-14423

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	**One Plexus Way** **Neenah, Wisconsin 54956** **(920) 722-3451**	**39-1344447**
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The NASDAQ Global Select Market
Preferred Share Purchase Rights	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _•_ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ____ No _•_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _•_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _•_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_•_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer _•_
Accelerated filer ___
Non-accelerated filer ____
(Do not check if a smaller reporting company)
Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _•_

As of March 30, 2013, 34,360,029 shares of common stock were outstanding, and the aggregate market value of the shares of common stock (based upon the $24.31 closing sale price on that date, as reported on the NASDAQ Global Select Market) held by non-affiliates (excludes 415,757 shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $825.2 million.

As of November 18, 2013, there were 33,796,557 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2014 Annual Meeting of Shareholders	Part III

PLEXUS CORP.
TABLE OF CONTENTS
Form 10-K for the Fiscal Year Ended
September 28, 2013

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in this Form 10-K that are guidance or which are not historical facts (such as statements in the future tense and statements including believe, expect, intend, plan, anticipate, goal, target and similar terms and concepts), including all discussions of periods which are not yet completed, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to: the risk of customer delays, changes, cancellations or forecast inaccuracies in both ongoing and new programs; the poor visibility of future orders, particularly in view of changing economic conditions; the adequacy of restructuring and similar charges as compared to actual expenses; the economic performance of the industries, sectors and customers we serve; the effects of the volume of revenue from certain sectors or programs on our margins in particular periods; our ability to secure new customers, maintain our current customer base and deliver product on a timely basis; the particular risks relative to new or recent customers or programs, which risks include customer and other delays, start-up costs, potential inability to execute, the establishment of appropriate terms of agreements, and the lack of a track record of order volume and timing; the risks of concentration of work for certain customers; our ability to manage successfully a complex business model characterized by high customer and product mix, low volumes and demanding quality, regulatory, and other requirements; the risk that new program wins and/or customer demand may not result in the expected revenue or profitability; the fact that customer orders may not lead to long-term relationships; the effects of shortages and delays in obtaining components as a result of economic cycles or natural disasters; the risks associated with excess and obsolete inventory, including the risk that inventory purchased on behalf of our customers may not be consumed or otherwise paid for by the customer, resulting in an inventory write-off; the weakness of areas of the global economy; the effect of changes in the pricing and margins of products; the effect of start-up costs of new programs and facilities, such as our new facilities in China, Romania and the United States, our announced plans to open a new facility in Mexico and our other recent, planned and potential future expansions or replacements; increasing regulatory and compliance requirements; possible unexpected costs and operating disruption in transitioning programs; raw materials and component cost fluctuations; the potential effect of fluctuations in the value of the currencies in which we transact business; the potential effects of regional results on our taxes and ability to use deferred tax assets; the potential effect of world or local events or other events outside our control (such as drug cartel-related violence in Mexico, changes in oil prices, terrorism and weather events); the impact of increased competition; and other risks detailed below in "Risk Factors", otherwise herein, and in our Securities and Exchange Commission filings.

In addition, see Risk Factors in Part I, Item 1A and Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 for a further discussion of some of the factors that could affect future results.

* * *

PART I

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We deliver optimized solutions to our customers through our unique Product Realization Value Stream. Our customer-focused solutions model seamlessly integrates innovative product conceptualization, design, commercialization, manufacturing, fulfillment and sustaining solutions. Plexus delivers comprehensive end-to-end solutions for customers in the Americas ("AMER"), Europe, Middle East, and Africa ("EMEA") and Asia-Pacific ("APAC") regions.

We provide award-winning customer service to more than 140 branded product companies in the Networking/Communications, Healthcare/Life Sciences, Industrial/Commercial and Defense/Security/Aerospace market sectors. Our customers have stringent quality, reliability and regulatory requirements, mandating exceptional production and supply chain agility. Their products require complex configuration management, direct order fulfillment (to end customers) and global logistics management and sustaining solutions. To service the complexities our customers' products demand, we utilize our Product Realization Value Stream, addressing our customers' products from concept to end of life -- conceptualization, design, commercialization, manufacturing, fulfillment and sustaining solutions.

Plexus is passionate about striving to be the leading EMS company in the world at servicing mid-to-low volume, higher complexity customer programs, characterized by unique flexibility, technology, quality and regulatory requirements. To support and deliver on our strategy, we align our operations, processes, workforce and financial metrics through a multidimensional business strategy that includes:

- A high performance, accountable organization with a highly skilled and talented workforce that strives to provide customer service excellence,
- A customer driven, disciplined deployment of strategic growth through sector based go-to-market strategies, and
- Execution through continuous evaluation and optimization of our business processes, supporting our return on invested capital ("ROIC") goal.

We operate flexible manufacturing facilities and processes designed to accommodate customers with multiple product lines and configurations. Each of our customers is supported by a multi-disciplinary customer team. One or more uniquely configured "focus factories," supported by a supply chain and logistics solution, are designed to meet the flexibility and responsiveness to support customer fulfillment requirements.

Our go-to-market strategy is tailored by business development and customer management teams dedicated to each of the four sectors we serve. These teams execute our sector strategies through expertise in markets and technology as well as unique quality and regulatory capabilities. Our sector teams help define Plexus' strategy for growth with a particular focus on expanding the value-added solutions we offer customers.

Our financial model aligns with our business strategy. Our primary focus is to earn a return on invested capital ("ROIC") 5% over our weighted average cost of capital ("WACC"). We review our internal calculation of WACC annually; at the end of fiscal 2013 we reduced our estimated WACC from 12.0% to 11.0% for fiscal 2014. We believe economic profit is a fundamental driver of shareholder value. Plexus measures economic profit by taking the difference between ROIC and WACC and multiplying it by invested capital. By exercising discipline to generate an ROIC in excess of our WACC, with focus on economic profit, our goal is to ensure that Plexus creates value for our shareholders.

Relative to our competition, overriding factors such as lower manufacturing volumes, flexibility and fulfillment requirements, as well as complex regulatory environments, typically result in higher investments in inventory and selling and administrative costs. The cost variance from our competitors is especially evident relative to those that provide EMS services for high-volume, less complex products, with less stringent requirements (e.g., consumer electronics).

Plexus serves a diverse customer landscape that includes industry-leading, branded product companies, along with many other technology pioneering start-ups or emerging companies that may or may not maintain manufacturing capabilities. As a result of serving market sectors that rely on advanced electronics technology, our business is influenced by critical technological trends such as the level and rate of development of wired and wireless telecommunications infrastructure, communications data and data bandwidth growth, and Internet usage. In addition to prime technology advancements, key government and policy trends impact our business, including the U.S. Food and Drug Administration's ("FDA") approval of new medical devices, defense procurement practices, and other government and regulatory processes. Plexus may benefit from increasing outsourcing trends.

We provide most of our optimized solutions on a turnkey basis, and we procure some or all materials required for product assembly. We provide select services on a consignment basis, meaning the customer supplies the necessary materials and Plexus provides the labor and other services required for product assembly. In addition to manufacturing, turnkey services require material procurement and warehousing and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal operations, we do not design or manufacture our own proprietary products.

Established in 1979 as a Wisconsin corporation, we have approximately 9,200 full-time employees, including approximately 1,740 engineers and technologists dedicated to product development and design, test equipment development and design, and manufacturing process development and control, all of whom operate from 27 active facilities, totaling approximately 4.1 million square feet. Plexus' facilities are strategically located to support the global supply chain, as well as manufacturing and engineering needs of customers in our targeted market sectors.

Plexus maintains a website at www.plexus.com. As soon as is reasonably practical, and after we electronically file or furnish all filings to the Securities and Exchange Commission ("SEC"), we provide online copies, free of charge. These reports include: Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports. Our Code of Conduct and Business Ethics is also posted on our website. You may access these SEC reports and the Code of Conduct and Business Ethics by following the links under "Investor Relations" at our website.

Solutions

As an integrated, fully accountable partner, we deliver optimized product realization solutions that carry our customers' products from concept to end of life. Tailoring our Product Realization Value Stream to each product and program, Plexus provides unique solutions designed to meet the needs of each of our customers. As our partnerships grow and mature, we aim to engage our customers in full utilization of our Product Realization Value Stream.

Conceptualize. During the product development and conceptualization phases, new product ideas are created and evaluated with both the customer's and Plexus' engineering teams. We closely collaborate with our customers to capture their new product vision and clarify requirements. Our industrial design team attempts to analyze a product through the end user's eyes focusing on ergonomics, use case research, user interface, aesthetics and evaluation mockups. Upon completion of concept evaluations, the Plexus team prototypes what it believes to be the most promising designs, working concurrently with engineering, manufacturing and supply chain teams. Future phases ensure design intent is maintained, while realizing the final product solution.

Design. Plexus invests in the latest technology, design and automation tools to provide comprehensive design and value-engineering solutions. We engage with our customers in a variety of ways - from supporting a short-term expansion of their engineering design capabilities to collaborating on complex turn-key product design. Our disciplined approach and structure enables significant project schedule flexibility via work-sharing across our organization. Product design includes, but is not limited to, the following solutions:

- Program management
- Feasibility studies
- Product conceptualization
- Specification development for product features and functionality
- Circuit design (digital, microprocessor, power, analog, radio frequency ("RF"), optical and micro-electronics)
- Field programmable gate array design ("FPGA")
- Printed circuit board layout
- Embedded software design
- Mechanical design (thermal analysis, fluidics, robotics, plastic components, sheet metal enclosures and castings)
- Test specifications development and product verification testing

Plexus also provides comprehensive value-engineering solutions, extending the product life cycle. Our value-add solutions span a wide range - engineering change-order management, cost reduction redesign, component obsolescence management, product feature expansion, test enhancement and component re-sourcing.

Commercialize. Of all the phases in our Product Realization Value Stream, the commercialize phase carries the most influence with respect to converting ideas into viable products. Commercialization starts early in the design phase and extends through manufacturing transition, often in tandem with Design for Excellence ("DFX"). Our DFX solutions encompass a wide collection of specific design solutions including design for test, design for manufacturability/assembly and design for fabrication. The goal of DFX is to facilitate an efficient transition from engineering to manufacturing. The commercialize phase also includes prototyping, new product introduction, design for supply chain, test development and transition management. We believe our commercialization solutions provide significant value by accelerating time-to-market, reducing change activity and providing customers with a robust and enduring product.

Manufacture. Plexus applies an optimized manufacturing approach, not a one-size-fits-all model. Our scalable manufacturing solutions integrate flexibility for our customers through tailored supply chain solutions. Our focus-factory model provides a dedicated team designed to drive success while saving time and money. Focus-factories place the customer at the center of operations, executing within a culture of continuous improvement. Plexus exclusively focuses on mid-to-low volume, higher-complexity programs that range from lower-level assemblies to finished electro-mechanical products. Our manufactured products typically fall into one of the following categories in our assembly spectrum:

- Printed circuit board assembly - a printed circuit board ("PCB") populated with electronic components
- Basic assembly - a sub-assembly that includes PCBs and other components
- System integration - a finished product or sub-system assembly that includes more complex components such as PCBs, basic assemblies, custom engineered components, displays, optics, metering and measurement or thermal management
- Mechatronic integration - more complex system integration that combines electronic controls with mechanical systems and processes such as motion control, robotics, drive systems, fluidics, hydraulics or pneumatics

System and mechatronic integration products may run larger in size than other assemblies; the products range from kiosks to finished healthcare devices and life sciences equipment to other complex electro-mechanical assemblies. These products often combine other integrated solutions we provide and may require further unique facility configurations or supply chain solutions.

Fulfill. Plexus offers fulfillment and logistics solutions to all our customers in the forms of Direct Order Fulfillment ("DOF"), Build to Order ("BTO") and Configure to Order ("CTO"). Plexus receives DOF orders from our customers that provide the final specifications required by their end customer. Through BTO and CTO, Plexus delivers the product directly to the end customer. The DOF process relies on Enterprise Resource Planning ("ERP") systems integrating the overall supply chain, from parts procurement through manufacturing and logistics.

Sustain. Plexus provides our customers with a range of solutions support after product launch including sustaining engineering, supply chain, and manufacturing solutions. In support of certain customers, we may provide these tailored sustaining solutions for products that we may not have originally manufactured:

Sustaining Engineering Solutions

- Revitalization of existing products to extend the product lifecycle, including redesign for cost reduction, improved reliability and obsolescence mitigation
- Failure and root cause analysis
- Regulatory compliance surveillance and remediation

Sustaining Supply Chain Solutions

- Reverse logistics management
- Logistics optimization
- Component lifecycle analysis including proactive obsolescence management
- Alternate component sourcing and supplier qualification

Sustaining Manufacturing Solutions

- Receiving and diagnostic analysis on returned goods
- Warranty and non-warranty repair
- Refurbishment and upgrade to outdated products
- Advanced field replenishment strategies

Regulatory requirements. All Plexus manufacturing and engineering facilities are certified to a baseline Quality Management System standard per ISO9001:22008. We have developed and maintained processes and tools to meet industry-specific requirements at facilities, where necessary. We have capabilities to assemble finished medical devices meeting FDA Quality Systems Regulation requirements, and similar regulatory requirements in other countries.

Our manufacturing and engineering facilities are certified to the most current revision of the ISO 9001 standard. We have additional certifications and/or registrations held by certain facilities in the following regions:

	AMER	APAC	EMEA
Medical Standard ISO 13485:2003	X	X	X
21 CFR Part 820 (FDA) (Medical)	X	X	X
CFDA (Medical)		X	
JMGP accreditation	X	X	X
Environmental Standard ISO - 14001	X	X	X
Environmental Standard OSHAS 18001		X	X
ANSI/ESD (Electrostatic Discharge Control Program) S20.20	X	X	
Telecommunications Standard TL 9000	X	X	
ITAR (International Traffic and Arms Regulation) self-declaration	X		
Aerospace Standard AS9100	X	X	X
NADCAP certification	X	X	X
FAR 145 certification (FAA repair station)	X		
ATEX/IECEx certification		X	X

Customers and Market Sectors Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies. During fiscal 2013, we served approximately 140 customers. We offer advanced design and production capabilities, allowing our customers to concentrate on their core competencies. Plexus helps accelerate our customers' time to market, reduce their investment in engineering and manufacturing capacity, and optimize total product cost.

Juniper Networks, Inc. ("Juniper"), which accounted for 13 percent of our net sales in fiscal 2013, 16 percent in fiscal 2012 and 17 percent in fiscal 2011, disengaged from Plexus in 2013, and we expect no further shipments to Juniper in fiscal 2014. No other customer accounted for 10 percent or more of our net sales in fiscal 2013, 2012 or 2011. The loss of any of our other major customers could have a significant negative impact on our financial results.

Net sales to our largest customers may vary from time to time depending on the size and timing of customer program commencements, terminations, delays, modifications and transitions. We generally do not obtain firm, long-term purchase commitments from our customers. Customers' forecasts can and do change as a result of changes in their end-market demand and other factors, including global economic conditions. Any material change in forecasts or orders from these major accounts, or other customers, could materially affect our results of operations. In addition, as our percentage of net sales to customers in a specific sector becomes larger relative to other sectors, we will become increasingly dependent upon the economic and business conditions affecting that sector.

Many of our large customers contract with us through independent multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to any one such division, subsidiary, facility or location are independent of sales to others.

The distribution of our net sales by market sectors for fiscal 2013, 2012 and 2011 is shown in the following table:

Industry	2013	2012	2011
Networking/Communications	37%	39%	46%
Industrial/Commercial	25%	29%	24%
Healthcare/Life Sciences	25%	22%	21%
Defense/Security/Aerospace	13%	10%	9%
	100%	100%	100%

Although our current business development focus is based on our targeted market sectors, we evaluate our financial performance and allocate our resources geographically (see Note 12 in Notes to Consolidated Financial Statements regarding our reportable segments). Plexus offers a uniform array of services for customers in each market sector and we do not dedicate operational equipment, personnel, facilities or other resources to particular market sectors, nor internally track our costs and resources per market sector.

Materials and Suppliers

We typically purchase raw materials, including printed circuit boards and electronic components, from manufacturers and distributors. Under certain circumstances, we will purchase components from brokers, customers or competitors. The key electronic components we purchase include: specialized components (such as application-specific integrated circuits), semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), inductors, resistors and capacitors.

We may also purchase non-electronic components used in manufacturing and higher-level assembly. These components include molded/formed plastics, sheet metal fabrications, aluminum extrusions, robotics, motors, vision sensors, motion/actuation, fluidics, displays, die castings and various other hardware and fastener components. All components range from standard to highly customized and vary widely in terms of market availability and price.

Component shortages and subsequent allocations by suppliers are an inherent risk to the electronics industry, and have particularly been an issue for us and the industry from time to time. We discuss the causes of these shortages more fully in "Risk Factors" in Part I, Item 1A herein. We actively manage our business to try to minimize our exposure to material and component shortages.

The Plexus global supply chain management organization attempts to create strong supplier alliances and ensure a steady flow of components and products at competitive prices. Our global expediting and escalation processes track and analyze supply chain health and anticipate constraints. Plexus can often influence the selection of new product components throughout the design phase of the Product Realization Value Stream. The advanced supply chain solutions we develop in partnership with our customers improve the continuity of supply and supply chain flexibility.

New Business Development

Our new business development team is organized around our targeted market sectors and comprised of dedicated resources. A market development vice president and customer management vice president oversee and provide leadership to business development directors, customer directors, customer managers, business development, supply chain and manufacturing subject matter experts, and market sector analysts. Our sales and marketing efforts focus on targeting new customers and expanding business with existing customers. We believe our ability to provide a full range of product realization services gives Plexus a business advantage.

Competition

Plexus operates in a highly competitive market, with a goal to be best-in-class at meeting the unique needs of our customers. We provide flexible solutions, timely order fulfillment, and strong engineering, testing and production capabilities. A number of competitors may provide electronics manufacturing and engineering services similar to Plexus. Others may be more established in certain industry sectors, or have greater financial, manufacturing or marketing resources. Smaller competitors compete mainly in specific sectors and within limited geographical areas. Plexus occasionally competes with in-house capabilities of current and potential customers. Plexus maintains strong awareness and knowledge of our competitors' capabilities, in order to remain highly competitive within the broad scope of the EMS industry.

Intellectual Property

We own various service marks that we use in our business; these marks are registered in the trademark offices of the United States and other countries. Although we own certain patents, they are not currently material to our business. We do not have any material copyrights.

Information Technology

Our integrated ERP, warehouse management and shop floor control systems serve all of our manufacturing sites, providing a core set of consistent, global business applications. This consistency augments our other management information systems, allowing us to standardize our ability to translate data from multiple production facilities into operational and financial information. The related software licenses are of a general commercial character on terms customary for these types of agreements.

Environmental Compliance

We are subject to a variety of environmental regulations relating to air emission standards and the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. We believe that we are in compliance with all federal, state and foreign environmental laws and do not anticipate any significant expenditures in maintaining our compliance; however, there can be no assurance that violations will not occur which could have a material adverse effect on our financial results.

Social Responsibility

We are committed to social responsibility within our business and global operations. Our commitment to social responsibility extends to human rights, labor practices, the environment, worker health and safety, fair operating practices and the Company's social impact in the communities where we operate. We consider a variety of standards for socially responsible practices, including local and federal legal requirements in the jurisdictions where we operate, the International Organization for Standardization's "Guidance on Social Responsibility" (ISO 26000) and standards established by the Electronics Industry Citizenship Coalition.

Employees

Our employees are one of our primary strengths, and we make a considerable effort to maintain a well-qualified and motivated work force. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill development opportunities for employees with potential for advancement. We invest at all levels of the organization to ensure that employees are well trained. We have a policy of involvement and consultation with employees at every facility and strive for continuous improvement at all levels.

We employ approximately 9,200 full-time employees. Given the quick response times required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so we use skilled temporary labor in addition to our full-time employees. In the United Kingdom, approximately 239 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. Our employees in China, Germany, Malaysia, Mexico, Romania and the United States are not covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are generally positive and stable.

ITEM 1A. RISK FACTORS

Our net sales and operating results may vary significantly from period to period.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume and timing of customer demand relative to our capacity
- the typical short life-cycle of our customers' products
- customers' operating results and business conditions
- changes in our, and our customers', sales mix, as well as the volatility of these changes
- variations in sales and margins among geographic regions
- varying gross margins among different programs, including as a result of pricing concessions to certain customers
- failures of our customers to pay amounts due to us
- challenges associated with the engagement of new customers or additional work from existing customers
- unanticipated customer disengagements
- the timing of our expenditures in anticipation of future orders
- our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes
- changes in cost and availability of labor and components
- exchange rates and
- changes in U.S. and global economic and political conditions and world events.

The majority of our net sales come from a relatively small number of customers and a limited number of market sectors; if we lose any of these customers or if there are problems in those market sectors, our net sales and operating results could decline significantly.

Net sales to our ten largest customers have represented a majority of our net sales in recent periods. Our ten largest customers accounted for approximately 55 percent of our net sales for the fiscal year ended September 28, 2013, and 60 percent of our net sales for the fiscal year ended September 29, 2012. For each of the fiscal years ended September 28, 2013 and September 29, 2012, there was one customer, Juniper, that represented 10 percent or more of our net sales. As previously announced, Juniper disengaged from us during fiscal 2013.

Our principal customers may vary from period to period, and our principal customers may not continue to purchase services from us at current levels, or at all, particularly given the volatile nature of certain programs. Especially given our discrete number of customers, significant reductions in net sales to any of these customers, the loss of major customers or our failure to make appropriate choices as to the customers we serve could seriously harm our business.

In addition, we focus our net sales to customers in only a few market sectors, and we endeavor to carefully choose those sectors. Each of these sectors is subject to macroeconomic conditions as well as trends and conditions that are sector specific. Shifts in the performance of a sector served by Plexus, as well as the economic, business and/or regulatory conditions that affect the sector, or our failure to choose appropriate sectors can particularly impact Plexus. For instance, sales in the Healthcare/Life Sciences sector are substantially affected by trends in the healthcare industry, such as government reimbursement rates and uncertainties relating to the financial health of, and pending changes in the structure of, the U.S. health care sector generally, including as a result of the Patient Protection and Affordable Care Act (the "Affordable Care Act"). Further, potential reductions in U.S. defense spending, including those due to sequestration, potential government shutdown, failure to raise the debt ceiling or similar political issues, could substantially affect our opportunities in our Defense/Security/Aerospace sector. Any weakness in the market sectors in which our customers are concentrated could affect our business and results of operations.

From time to time, our customers, including formerly significant customers, have been affected by merger and acquisition activity. While these transactions may present Plexus with opportunities to capture new business, they also create the risk that these customers will partially or completely disengage as a result of transitioning such business to other contract manufacturers or deciding to manufacture the products internally.

Plexus is a multinational corporation and operating in multiple countries exposes us to increased risks, including adverse local developments and currency risks.

We have operations in many countries; operations outside of the U.S. in the aggregate now represent a majority of our revenues. We also purchase a significant number of components manufactured in various countries. These international aspects of our operations, which are likely to increase over time, subject us to the following risks that could materially impact our operations and operating results:

- economic, political or civil instability, including significant drug cartel-related violence in Mexico
- transportation delays or interruptions
- exchange rate fluctuations

- changes in labor markets, such as government mandated wage increases, and difficulties in appropriately staffing and managing personnel in multiple cultures
- compliance with laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, applicable to companies with global operations
- significant natural disasters and other events or factors impacting local infrastructure
- the effects of international political developments and
- regulatory requirements and potential changes to those requirements.

We continue to monitor our risk associated with foreign currency translation and have entered into limited forward contracts to address this risk. As our international operations expand, our failure to appropriately address foreign currency transactions and/or the currency exposures associated with assets and liabilities denominated in non-functional currencies could adversely affect our consolidated financial condition, results of operations and cash flows.

In addition, changes in policies by the U.S. or other governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers, as well as government imposed restrictions on producing certain products in, or shipping them to, specific countries. For example, our facility in Juarez, Mexico operates under the Mexican Maquiladora ("IMMEX") program, and we expect that our new facility in Guadalajara, Mexico will qualify as well. This program provides for reduced tariffs and eased import regulations; we could be adversely affected by changes in the IMMEX program or our failure to comply with its requirements.

Our customers do not make long-term commitments and may cancel or change their production requirements.

EMS companies must respond quickly to the requirements of their customers in both design and production. We generally do not obtain firm, long-term purchase commitments from our customers, and frequently do not have visibility as to their future demand. Customers also cancel requirements, change engineering or other service requirements, change production quantities, delay production or revise their forecasts for a number of reasons that are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer, or by a group of customers, could seriously harm our operating results and negatively affect our working capital levels. Such cancellations, reductions or delays have occurred and may continue to occur.

In addition, we make significant decisions based on our estimates of customers' requirements, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, working capital management, facility requirements, personnel needs and other resource requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. Since many of our operating expenses are fixed, a reduction in customer demand can harm our operating results. Moreover, since our margins vary across customers and specific programs, a reduction in demand with higher margin customers or programs will have a more significant adverse effect on our operating results.

Rapid increases in customer requirements may stress personnel and other capacity resources. We may not have sufficient resources at any given time to meet all of our customers' demands or to meet the requirements of a specific program.

We have a complex business model, and our failure to properly manage that model could affect our operations and financial results.

Our business model focuses on products and services in the mid-to-lower-volume, higher-complexity segment of the EMS market. Our customers' products typically require significant production and supply-chain flexibility, in some cases necessitating optimized demand-pull-based manufacturing and supply chain solutions across an integrated global platform. The products we manufacture are also typically complex, highly regulated, and require complicated configuration management and direct order fulfillment capabilities to global end customers. Relative to many of our competitors that manufacture more standardized products with larger production runs, our business model requires a greater degree of attention, flexibility and resources. These resources include working capital, management and technical personnel, and the development and maintenance of systems and procedures to manage diverse manufacturing, regulatory and service requirements for multiple programs of varying sizes simultaneously, including in multiple locations. We also depend on bringing new customers and programs online and on transitioning production for new customers and programs, which creates added complexities related to managing the start-up risks of such projects.

The complexity of our service model often results in complex and challenging contractual obligations as well as commitments from us to our customers. If we fail to meet those obligations, it could result in claims against us and/or affect our reputation and our ability to obtain future business, as well as impair our ability to enforce our rights (including those related to payment) under those contracts.

If we fail to effectively manage or execute our business model, we may lose customer confidence and our reputation may suffer. The Company's reputation is the foundation of our relationships with key stakeholders. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our ability to maintain or expand business opportunities could be impaired and our financial results could suffer on a going-forward basis.

Challenges associated with the engagement of new customers or programs could affect our operations and financial results.

Our engagement with new customers, as well as the addition of new work for existing customers, can present challenges in addition to opportunities. We must initially determine whether it would be in our interests from a business perspective to pursue a particular potential new customer or program, including evaluating the customer's and/or program's fit with our value proposition as well as its potential end-market success. If we make the decision to proceed, we need to ensure that our terms of engagement, including our pricing and other contractual provisions, appropriately reflect the anticipated costs, risks, and rewards of an opportunity. The failure to make prudent engagement decisions and/or to establish appropriate terms of engagement could adversely affect our profitability and margins.

Also, there are inherent risks associated with the timing and ultimate realization of a new program's anticipated revenue; these factors can sometimes extend for a significant period. Some new programs require us to devote significant capital and personnel resources to new technologies and competencies; in addition, as a result of production startup costs, new programs are inherently less efficient in their earlier phases than mature programs. We may not meet customer expectations, which could damage our relationships with the affected customers and impact our ability to deliver conforming product on a timely basis. Further, the success of new programs may depend heavily on factors such as product reliability, market acceptance, regulatory approvals and/or economic conditions. The failure of a new program to meet expectations on these factors, or our inability to effectively execute on a new program's requirements, could result in lost financial opportunities and adversely affect our results of operations.

Our manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, under which we purchase some, or all, of the required materials and components based on customer forecasts and/or orders. Suppliers may require us to purchase materials and components in minimum order quantities that may exceed customer requirements. A customer's cancellation, delay or reduction of forecasts or orders can also result in excess inventory or additional expense to us. Engineering changes by a customer may result in obsolete materials or components. While we attempt to cancel, return or otherwise mitigate excess and obsolete inventory and require customers to reimburse us for these items, we may not actually be reimbursed timely or be able to collect on these obligations. Excess or obsolete inventory, or other failures to manage our working capital, could adversely affect our operating results, including our return on invested capital.

In addition, we provide managed inventory programs for some of our customers under which we hold and manage finished goods or work-in-process inventories. These managed inventory programs result in higher inventory levels, further reduce our inventory turns and increase our financial exposure with such customers. Even though our customers generally have contractual obligations to purchase such inventories from us, we remain subject to the risk of enforcing those obligations.

Failure to manage periods of growth or contraction, if any, may seriously harm our business.

Our industry frequently sees periods of expansion and contraction to adjust to customers' needs and market demands. Plexus regularly contends with these issues and must carefully manage its business to meet customer and market requirements. If we fail to manage these growth and contraction decisions effectively, we can find ourselves with either excess or insufficient resources and our business, as well as our profitability, may suffer.

Expansion, including the transfer of operations to larger facilities, can inherently include additional costs and start-up inefficiencies. During fiscal 2013, we opened a new manufacturing facility in China (Xiamen) and a replacement facility in Romania (Oradea). In the first quarter of fiscal 2014, we opened a new manufacturing facility in the U.S. (Neenah, Wisconsin), which is replacing two existing leased facilities and one owned facility. In addition, in fiscal 2013, we entered into a lease for a new facility in Guadalajara, Mexico. Construction of the new facility is expected to be complete in the second half of fiscal 2014. If we are unable to effectively manage our currently anticipated growth, or related anticipated net sales are not realized, our operating results could be adversely affected. In addition, we may expand our operations in new geographical areas where currently we do not operate. Other risks of current or future expansion include:

- the inability to successfully integrate additional facilities or incremental capacity and to realize anticipated synergies, economies of scale or other value
- challenges faced as a result of transitioning programs
- incurrence of restructuring or other charges that may not have their intended effects
- additional fixed or other costs, or selling, general and administrative ("SG&A") expenses, which may not be fully absorbed by new business
- a reduction of our return on invested capital, including as a result of excess inventory or excess capacity at new facilities
- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans

- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial and other systems and resources and
- inability to locate sufficient customers, employees or management talent to support the expansion.

Periods of contraction or reduced net sales, or other factors affecting particular sites, create other challenges. We must determine whether facilities remain viable, whether staffing levels need to be reduced, and how to respond to changing levels of customer demand. While maintaining excess capacity or higher levels of employment entail short-term costs, reductions in capacity and/or employment could impair our ability to respond to market improvements or to maintain customer relationships. Our decisions to reduce costs and capacity can affect our short-term and long-term results. When we make decisions to reduce capacity or to close facilities, we frequently incur restructuring charges.

In addition, to meet our customers' needs, particularly when the production requirements of certain products is site-specific, or to achieve increased efficiencies, we sometimes require additional capacity in one location while reducing capacity in another. Since customers' needs and market conditions can vary and change rapidly, we may find ourselves in a situation where we simultaneously experience the effects of contraction in one location and expansion in another location. We may also encounter situations where our lack of a physical presence in certain locations may limit or foreclose opportunities.

Changes in tax laws, potential tax disputes, negative or unforeseen tax consequences and/or further developments affecting our deferred tax assets could affect our results.

The Company has been granted a tax holiday for its Malaysian subsidiary. This tax holiday expires in 2024 and is subject to certain conditions with which the Company expects to comply and would risk adverse tax consequences if we do not.

Given the scope of our international operations and our international tax arrangements, proposed changes to the manner in which U.S. based multinational companies are taxed in the U.S. could have a material impact on our operating results and competitiveness. In addition, other recently adopted or potential changes to tax laws in the other jurisdictions in which we operate could also affect our results.

Plexus is eligible for up to $15 million in Wisconsin state tax credits in connection with our new manufacturing facility in Neenah, if we meet certain requirements related to, among other matters, job creation and retention, employee training and capital investment. If we do not comply with these requirements, we may not be able to realize all, or any, of these tax credits. As of September 28, 2013, approximately $4.7 million has been recognized as a miscellaneous receivable related to the credits.

The Company reviews the probability of the realization of our net deferred tax assets each period based on forecasts of taxable income in both the U.S. and foreign jurisdictions. This review uses historical results, projected future operating results based upon approved business plans, eligible carryforward periods, tax planning opportunities and other relevant considerations. Adverse changes in the profitability and financial outlook in the U.S. or foreign jurisdictions may require the creation of an additional valuation allowance to reduce our net deferred tax assets. Such changes could result in material non-cash expenses in the period in which the changes are made.

We and our customers are subject to increasingly extensive government regulations and industry standards, and the impact of certain future regulations remains uncertain; failure to comply with such regulations and standards could have an adverse effect on our business, customer relationships, reputation and profitability.

We are subject to extensive government regulation and industry standards relating to the products we design and manufacture as well as how we conduct our business, including regulations and standards relating to labor and employment practices, workplace health and safety, the environment, sourcing and import/export practices, the market sectors we support and many other facets of our operations. The regulatory climate in the U.S. and other countries has become increasingly complex and fragmented, and regulatory activity has increased in recent periods. Failure or noncompliance with such regulations or standards could have an adverse effect on our reputation, customer relationships, profitability and results of operations.

As a publicly-held company, we are subject to increasingly stringent laws, regulation and other requirements, including those resulting from the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, affecting, among other areas, our accounting, internal controls, corporate governance practices, securities disclosures and reporting. For example, in fiscal 2013, the SEC adopted disclosure requirements related to the use of specified "conflict" minerals that are necessary to the functionality or production of products manufactured, or contracted to be manufactured, by publicly-held companies. Compliance with such requirements could increase costs and affect the manufacturing and sale of our products.

Governments worldwide are becoming increasingly aggressive in enforcing and adopting anti-corruption laws. The U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, among others, apply to us and our operations.

The Affordable Care Act significantly affects the provision of both health care services and benefits in the United States and is expected to impact our cost of providing our employees and retirees with health insurance and/or benefits, and may also impact various other aspects of our business.

Our Healthcare/Life Sciences sector is subject to statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety, including Food and Drug Administration ("FDA") regulations and similar regulations in other countries. Failure to comply with these regulations can result in, among other things, fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, or total or partial suspension of production.

We also design and manufacture products for customers in the defense and aerospace industries. Companies that design and manufacture products for these industries face significant regulation by the Department of Defense, Department of State, Federal Aviation Authority, and other governmental agencies in the U.S. as well as in other countries, and also under the Federal Acquisition Regulation.

In addition, whenever we pursue business in new sectors and subsectors, or our customers pursue new technologies or markets, we need to navigate the potentially heavy regulatory and legislative burdens of such sectors, technologies or markets.

The regulatory climate can itself affect the demand for our services. For example, government reimbursement rates and other regulations, as well as the financial health of health care providers, and pending changes in how health care in the U.S. is structured, including as a result of the Affordable Care Act, and how medical devices are taxed, could affect the willingness and ability of end customers to purchase the products of our customers in this sector as well as impact our margins.

Our customers are also required to comply with various government regulations, legal requirements and industry standards, including many of the industry-specific regulations discussed above. Our customers' failure to comply could affect their businesses, which in turn would affect our sales to them. In addition, if our customers are required by regulation or other requirements to make changes in their product lines, these changes could significantly disrupt particular programs for these customers and create inefficiencies in our business.

A failure to comply with customer-driven policies and standards, and third party certification requirements, including those related to social responsibility, could adversely affect our business.

In addition to government regulations and industry standards, our customers may require us to comply with their own social responsibility, conflict minerals or other business policies or standards, which may be more restrictive than current laws and regulations as well as our pre-existing policies, before they commence, or continue, doing business with us. Such policies or standards may be customer-driven, established by the industry sectors in which we operate or imposed by third party organizations. For example, certain of these policies or standards may relate to overseas labor and may require us to comply with standards or policies to which we would not otherwise be subject. As a result of customer requirements and the need to enhance our competitive position, we may seek to obtain and maintain various certifications from third parties relating to our quality systems and standards.

Our compliance with these policies, standards and third party certification requirements could be costly, and our failure to comply could adversely affect our operations, customer relationships, reputation and profitability.

An inability to successfully manage the procurement, development, implementation or execution of information systems, or to adequately maintain these systems and their security, as well as to protect data and other confidential information, may adversely affect our business and reputation.

As a global company with a complex business model, we heavily depend on our information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation, execution or maintenance of our information systems, including matters related to system and data security, privacy, reliability, compliance, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business.

In the ordinary course of business, we collect and store sensitive data and information, including our proprietary and regulated business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our employees. Our information systems, like those of other companies, are susceptible to outages due to natural disasters, power loss, telecommunications failures, viruses, industrial espionage, break-ins and similar events, or breaches of security. We have taken steps to maintain adequate data security and address these risks and uncertainties by implementing security technologies, internal controls, network and data center resiliency and recovery processes. However, any operational failure or breach of security from increasingly sophisticated cyber threats could lead to the loss or disclosure of both our and our customers' financial, product and other confidential information, result in regulatory actions and have a material adverse effect on our business and reputation.

If we are unable to maintain our engineering, technological and manufacturing process expertise, our results may be adversely affected.

The markets for our manufacturing, engineering and other services are characterized by rapidly changing technology and evolving process developments. Our internal processes are also subject to these factors. The continued success of our business will depend upon our continued ability to:

- retain our qualified engineering and technical personnel, and attract additional such personnel
- maintain and enhance our technological capabilities
- choose and maintain appropriate technological and service capabilities
- successfully manage the implementation and execution of information systems
- develop and market manufacturing services which meet changing customer needs and
- successfully anticipate, or respond to, technological changes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new design, assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment that could reduce our liquidity and negatively affect our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements, and our need to maintain our personnel and other resources during times of fluctuating demand, could have an adverse effect on our business.

Start-up costs and inefficiencies related to new, recent or transferred programs can adversely affect our operating results.

In the current environment, our revenue growth has been heavily biased toward ramping new program wins as compared to end-market growth of mature programs. The management of resources in connection with the establishment of new or recent programs and customer relationships, as well as program transfers between facilities, and the need to estimate required resources in advance of production can adversely affect our gross and operating margins and level of working capital. These factors are particularly evident in the early stages of the life-cycle of new products and programs, which lack a track record of order volume and timing as well as production efficiencies in the early stages. We are managing a number of new programs at any given time; therefore, we are exposed to these factors in varying magnitudes. In addition, if any of these programs or customer relationships were terminated, our operating results could worsen, particularly in the short term.

The effects of these start-up costs and inefficiencies can also occur when we transfer programs between locations. We conduct these transfers on a regular basis to meet customer needs, seek long-term efficiencies or respond to market conditions, as well as due to facility openings and closures. Although we try to minimize the potential losses arising from transitioning customer programs between Plexus facilities, there are inherent risks that such transitions can result in operational inefficiencies and the disruption of programs and customer relationships.

While these factors tend to affect new, recent or transferred programs, they can also impact more mature, or maturing programs and customer relationships, especially programs where end-market demand can be somewhat volatile.

There may be problems with the products we design or manufacture that could result in liability claims against us and reduced demand for our services.

The products that we design and/or manufacture may be subject to liability or claims in the event that defects are discovered or alleged. We design and manufacture products to our customers' specifications, many of which are highly complex, and produce products for industries, such as health care, defense and aerospace, that tend to have higher risk profiles. Despite our quality control and quality assurance efforts, problems may occur, or may be alleged, in the design and/or manufacturing of these products, including as a result of business continuity issues. Whether or not we are responsible, problems in the products we manufacture, whether real or alleged, whether caused by faulty customer specifications, the design or manufacturing processes or a component defect, may result in delayed shipments to customers and/or reduced or canceled customer orders. If these problems were to occur in large quantities or too frequently, our business reputation may also be tarnished. In addition, problems may result in liability claims against us, whether or not we are responsible. These potential claims may include damages for the recall of a product and/or injury to person or property.

Even if customers or third parties, such as component suppliers, are responsible for defects, they may not, or may not be able to, assume responsibility for any such costs or required payments to us. While we seek to insure against many of these risks, insurance coverage may be inadequate, not cost effective or unavailable, either in general or for particular types of products or issues. We occasionally incur costs defending claims, and any such disputes could affect our business relationships.

Intellectual property infringement claims against our customers or us could harm our business.

Our design and manufacturing services and the products offered by our customers involve the creation and use of intellectual property rights, which subject us and our customers to the risk of claims of intellectual property infringement from third parties. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for infringement, whether or not these have merit, we could be required to expend significant resources in defense of those claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing alternatives or obtaining licenses on reasonable terms or at all. Infringement by our customers could cause them to discontinue production of some of their products, potentially with little or no notice, which may reduce our net sales to them and disrupt our production.

Additionally, if third parties on whom we rely for products or services, such as component suppliers, are responsible for an infringement (including through the supply of counterfeit parts), we may or may not be able to hold them responsible and we may incur costs in defending claims or providing remedies. Such infringements may also cause our customers to abruptly discontinue selling the impacted products, which would adversely affect our net sales of those products, and could affect our customer relationships more broadly. Similarly, claims affecting our suppliers could cause those suppliers to discontinue selling materials and components upon which we rely.

Our products are for end markets that require technologically advanced products with relatively short life-cycles.

Factors affecting the technology-dependent end markets that we serve, in particular short product life-cycles, could seriously affect our customers and, as a result, Plexus. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards that result in short product life-cycles
- the inability of our customers to develop and market their products, some of which are new and untested and
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Even if our customers successfully respond to these market challenges, their responses, including any consequential changes we must make in our business relationships with them and our production for them, can affect our production cycles, inventory management and results of operations.

Increased competition may result in reduced demand or reduced prices for our services.

The EMS industry is highly competitive and has become more so as a result of economic challenges affecting the industry and the economy as a whole. We compete against numerous EMS providers with global operations, as well as those which operate on only a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally and may choose to manufacture products themselves rather than outsource that process. Consolidations and other changes in the EMS industry result in a changing competitive landscape.

Some of our competitors have a larger geographic footprint than we do, in addition to substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than ourselves. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services and
- be better positioned to compete on price for their services.

We may operate at a cost disadvantage compared to other EMS providers that have lower internal cost structures or greater direct buying power with component suppliers, distributors and raw material suppliers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or become increasingly competitive. Increased competition could result in significant price reductions, reduced sales and margins, or loss of market share.

We may experience raw material and component shortages and price fluctuations.

We do not have any long-term supply agreements. At various times we have experienced raw material and component shortages due to supplier capacity constraints or their failure to deliver. Periodic shortages may occur in the future. Such constraints can also be caused by world events, such as government policies, terrorism, armed conflict, natural disasters, economic recession and other localized events. We rely on a limited number of suppliers for many of the raw materials and components used in the assembly process and, in some cases, may be required to use suppliers that are the sole provider of a particular raw material or component. Such suppliers may encounter quality problems, labor disputes, financial difficulties or business continuity issues that could preclude them from delivering raw materials or components timely or at all. Some suppliers have ceased doing business due to economic or other circumstances, and more may do so in the future. Supply shortages and delays in deliveries of raw materials or components have in some cases resulted in delayed production of assemblies, which have increased our inventory levels and adversely affected our operating results in certain periods. An inability to obtain sufficient inventory on a timely basis could also harm relationships with our customers.

In addition, raw materials and components that are delivered to us may not meet our specifications or other quality criteria. Certain materials provided to us may be counterfeit or violate the intellectual property rights of others. The need to obtain replacement materials and parts may negatively affect our manufacturing operations. The inadvertent use of any such parts or products may also give rise to liability claims.

Raw material and component supply shortages and delays in deliveries can also result in increased pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in raw material or component prices and other factors, we may bear the risk of price increases that occur between any such repricing or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Conversely, as a result of our pricing strategies and practices, raw material and component price reductions have contributed positively to our operating results in the past. Our inability to continue to benefit from such reductions in the future could adversely affect our operating results.

We depend on our workforce, including certain key personnel, and the loss of key personnel or other personnel disruptions, including the inability to hire and retain sufficient personnel, may harm our business.

Our success depends in large part on the continued services of our key technical and management personnel, and on our ability to attract, develop and retain qualified employees, particularly highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of products. The competition for these individuals is significant, and the loss of key employees could harm our business.

From time to time, there are changes and developments, such as retirements, disability, death and other terminations of service that affect our executive officers and other key employees. Transitions of responsibilities among officers and key employees, particularly those that are unplanned, inherently can cause disruptions to our business and operations, which could have an effect on our results.

We also depend on good relationships with our workforce generally. Any disruption in our relationships with our personnel, including as a result of potential union organizing activities, work actions or other labor issues, could substantially affect our operations and results.

In addition, when we expand operations in either existing areas or new locations, including internationally, we need to attract and retain the services of sufficient qualified personnel to conduct those operations. If we fail to retain and maintain sufficient qualified personnel, the operations at those locations, and consequently our financial results, could be adversely affected. In new or existing facilities we may be subject to local labor practices or union activities, wage pressure and changing wage requirements, increasing health care costs, differing employment laws and regulations in various countries, local competition for employees as well as high turnover, and other issues affecting our workforce, all of which could affect operations at particular locations, which also could have adverse effects on our operational results.

Natural disasters, breaches of security and other events outside our control, and the ineffective management of such events, may harm our business.

Some of our facilities are located in areas that may be impacted by natural disasters, including tornadoes, hurricanes, earthquakes, water shortages, tsunamis and floods. All facilities are subject to other natural or man-made disasters such as those related to global climate change, fires, acts of terrorism, breaches of security, theft or espionage, and failures of utilities. If such an event was to occur, our business could be harmed due to the event itself or due to our inability to effectively manage the effects of the particular event. Potential harms include the loss of business continuity, the loss of business data and damage to infrastructure.

In addition, some of our facilities possess certifications necessary to work on specialized products that our other locations lack. If work is disrupted at one of these facilities, it may be impractical or we may be unable to transfer such specialized work to another facility without significant costs and delays. Thus, any disruption in operations at a facility possessing specialized certifications could adversely affect our ability to provide products and services to our customers, and thus negatively affect our relationships and financial results.

Although we have implemented policies and procedures with respect to physical security, we remain at risk of unauthorized access to our facilities and the possible unauthorized use or theft of inventory, information or other physical assets. If unauthorized persons gain physical access to our facilities, or our physical assets or information are stolen or used in an unauthorized manner (whether through outside theft or industrial espionage), we could be subject to, among other consequences, negative publicity, governmental inquiry and oversight, loss of government contracts, litigation by affected parties and/or other future financial obligations related to the loss, misuse or theft of our or our customers' data, inventory or physical assets, any of which could have a material adverse effect on our reputation and results of operations.

We have increased our borrowings, and we may fail to secure or maintain necessary financing.

We have increased our borrowings in recent years. However, we cannot be certain that our existing credit facilities will provide all of the financing capacity that we will need in the future or that we will be able to change the credit facilities or revise covenants, if necessary, to accommodate changes or developments in our business and operations. In addition, it is possible that counterparties to our financial agreements, including our credit agreement and our interest rate swap agreements, may not be willing or able to meet their obligations, either due to instability in the global financial markets or otherwise.

Our future success may depend on our ability to obtain additional financing and capital to support possible future growth and future initiatives. We may seek to raise capital by issuing additional common stock, other equity securities or debt securities, modifying our existing credit facilities or obtaining new credit facilities or a combination of these methods.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible securities to raise capital, it may be dilutive to shareholders' ownership interests. Furthermore, any additional financing may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

We may fail to successfully complete future acquisitions, as well as strategic arrangements, and may not successfully integrate acquired businesses or recognize the anticipated benefits, which could adversely affect our operating results.

We have previously grown, in part, through acquisitions and strategic arrangements. If we were to pursue future growth through acquisitions, this would involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as:

- the inability to integrate successfully our acquired operations' businesses, systems and personnel
- the inability to realize anticipated synergies, economies of scale or other value
- the difficulties in scaling up production and coordinating management of operations at new sites
- the strain placed on our personnel, systems and resources
- the possible modification or termination of an acquired business' customer programs, including the loss of customers and the cancellation of current or anticipated programs and
- the loss of key employees of acquired businesses.

Financial risks, such as:

- the use of cash resources, or incurrence of additional debt and related interest expense
- the dilutive effect of the issuance of additional equity securities
- the inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins of acquired businesses to our desired levels
- the incurrence of large write-offs or write-downs
- the impairment of goodwill and other intangible assets and
- the unforeseen liabilities of the acquired businesses.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly in recent periods. The price of our common stock may fluctuate in response to a number of events and factors relating to us, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and share prices for technology companies in particular, have from time to time experienced extreme volatility, including weakness, that sometimes has been unrelated to the operating performance of these companies. These broad market and industry fluctuations, and concerns affecting the economy generally, may adversely affect the market price of our common stock, regardless of our operating results.

Among other things, volatility and weakness in our stock price could mean that investors may not be able to sell their shares at or above the prices that they paid. Volatility and weakness could also impair our ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 1B. UNRESOLVED SEC STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of engineering and manufacturing centers with our corporate headquarters located in Neenah, Wisconsin. We own or lease facilities with approximately 3.9 million square feet of capacity. This includes approximately 2.1 million square feet in the Americas region ("AMER") (of which 0.3 million square feet will close in fiscal 2014), approximately 1.4 million square feet in the Asia-Pacific region ("APAC") and approximately 0.4 million square feet in the Europe, Middle East, and Africa region ("EMEA"). Approximately 0.2 million square feet of this capacity is subleased. Our facilities as of September 28, 2013, are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Penang, Malaysia (1)	Manufacturing/Engineering	1,048,000	Owned
Neenah, Wisconsin (2)	Manufacturing	418,000	Owned
Oradea, Romania (3)	Manufacturing/Office	296,000	Owned
Neenah, Wisconsin (1,2,4)	Manufacturing	277,000	Leased
Appleton, Wisconsin (1,2)	Manufacturing	272,000	Owned
Nampa, Idaho	Manufacturing	216,000	Owned
Juarez, Mexico	Manufacturing	210,000	Leased
Xiamen, China (1,5)	Manufacturing/Office	193,000	Leased
Buffalo Grove, Illinois (1)	Manufacturing/Warehouse	163,000	Leased
Hangzhou, China	Manufacturing	117,000	Leased
Neenah, Wisconsin	Engineering/Office	105,000	Owned
Neenah, Wisconsin	Global Headquarters	104,000	Owned
Livingston, Scotland (6)	Manufacturing/Engineering	62,000	Leased
Kelso, Scotland	Manufacturing	57,000	Owned
Fremont, California	Manufacturing	46,000	Leased
Raleigh, North Carolina	Engineering	25,000	Leased
Louisville, Colorado	Engineering	24,000	Leased
Darmstadt, Germany	Engineering	16,000	Leased
San Diego, California (7)	Inactive/Other	198,000	Leased

(1) Includes more than one building.

(2) Construction of the Company's new facility in Neenah, Wisconsin was completed in fiscal 2013. This facility will replace one of the two facilities owned by the Company in Appleton, Wisconsin (67,000 square feet) and two facilities leased by the Company in Neenah, Wisconsin (comprising a total of 277,000 square feet). Consolidation of these three facilities into the new facility is expected to be complete in the first half of fiscal 2014.

(3) This facility opened in fiscal 2013 and replaced the previously leased buildings.

(4) Lease runs through August 2014. The Company will exit the lease upon its expiration and complete the transition into the new facility owned by the Company in Neenah, Wisconsin in fiscal 2014.

(5) Lease for the office portion of the facility runs through April 2014.

(6) Lease for a combined manufacturing and engineering facility was signed in February 2013 and runs through February 2018.

(7) This building is subleased and no longer used in operations.

In fiscal 2013, the Company did not renew the lease for its prior warehouse in Neenah, Wisconsin (39,000 square feet).

Construction of a new 265,000 square foot manufacturing facility in Guadalajara, Mexico began in late fiscal 2013 and is expected to be completed during the second half of fiscal 2014. The Company entered into an agreement to lease the Guadalajara facility in the fourth quarter of fiscal 2013 that runs through fiscal 2024.

ITEM 3. LEGAL PROCEEDINGS

The Company is party to certain lawsuits and legal proceedings in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	55	Chairman, President and Chief Executive Officer
Ginger M. Jones	49	Senior Vice President and Chief Financial Officer
Todd P. Kelsey	48	Executive Vice President and Chief Operating Officer
Steven J. Frisch	47	Executive Vice President - Global Customer Services
Yong Jin Lim	53	Regional President - Plexus APAC
Angelo M. Ninivaggi	46	Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Michael T. Verstegen	55	Senior Vice President - Global Market Development

Dean A. Foate joined Plexus in 1984 and has served as Chairman since February 2013, as President and Chief Executive Officer since 2002, and as a director since 2000.

Ginger M. Jones has served as Plexus' Vice President and Chief Financial Officer since 2007, and became a Senior Vice President in 2011.

Todd P. Kelsey joined Plexus in 1994 and has served as Executive Vice President and Chief Operating Officer since June 2013. Previously, Mr. Kelsey served as Executive Vice President – Global Customer Services since 2011 and as Senior Vice President prior thereto.

Steven J. Frisch joined Plexus in 1990 and has served as Executive Vice President - Global Customer Services since June 2013. Previously, Mr. Frisch was Regional President – Plexus EMEA from 2010 to 2013. Mr. Frisch also served as Senior Vice President – Global Engineering Solutions from 2007 to 2013.

Yong Jin Lim joined Plexus in 2002 and has served as Regional President – Plexus APAC since 2007.

Angelo M. Ninivaggi joined Plexus in 2002 and has served as Chief Administrative Officer since August 2013. Mr. Ninivaggi has also served as Vice President, General Counsel and Secretary since 2006 and was named Senior Vice President in 2011. Mr. Ninivaggi also served as Corporate Compliance Officer from 2007 to August 2013.

Michael T. Verstegen joined Plexus in 1983 and has served as Senior Vice President, Global Market Development since 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price per Share

For the fiscal years ended September 28, 2013 and September 29, 2012, the Company's common stock has traded on the NASDAQ Stock Market, in the NASDAQ Global Select Market tier. The price information below represents high and low sale prices of our common stock for each quarterly period.

Fiscal Year Ended September 28, 2013			Fiscal Year Ended September 29, 2012		
	High	Low		High	Low
First Quarter	$31.38	$19.63	First Quarter	$29.03	$21.06
Second Quarter	$27.36	$23.45	Second Quarter	$38.50	$27.03
Third Quarter	$30.67	$23.71	Third Quarter	$35.48	$26.69
Fourth Quarter	$37.29	$29.57	Fourth Quarter	$34.24	$26.40

Performance Graph

The following graph compares the cumulative total return on Plexus common stock with the NASDAQ Stock Market Index for U.S. Companies and the NASDAQ Stock Market Index for Electronic Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 27, 2008, in Plexus common stock and in each of the indices as of the last business day of the respective fiscal year.

Comparison of Cumulative Total Return


200
180
160
140
120
100
80
60
40
DOLLARS
2008
2009
2010
2011
2012
2013
Plexus
Nasdaq-US
Nasdaq-Electronics

	2008	2009	2010	2011	2012	2013
Plexus	$ 100	$ 117	$ 142	$ 104	$ 140	$ 170
NASDAQ-US	100	94	110	115	151	186
NASDAQ-Electronics	100	98	105	94	105	129

Shareholders of Record; Dividends

As of November 18, 2013, there were 561 shareholders of record. We have not paid any cash dividends in the past. We currently anticipate that the majority of earnings in the foreseeable future will be retained to finance the development of our business and our authorized share repurchase. However, the Company evaluates from time to time potential uses of excess cash, which in the future may include additional share repurchases, a special dividend or recurring dividends. See also Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", for a discussion of the Company's intentions regarding dividends, and loan covenants which could restrict dividend payments.

Issuer Purchases of Equity Securities

The following table provides the specified information about the repurchases of shares by the Company during the three months ended September 28, 2013:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum approximate dollar value of shares that may yet be purchased under the plans or programs*
June 30, 2013 to July 27, 2013	132,909	$30.88	132,909	$ 9,849,895
July 28, 2013 to August 24, 2013	125,493	34.82	125,493	$ 5,480,655
August 25, 2013 to September 28, 2013	152,670	34.97	152,670	$ —
	411,072	$33.60	411,072	

* On October 23, 2012, the Board of Directors approved a stock repurchase program under which the Company was authorized to repurchase up to $50 million of its common stock. This program was completed in the fourth quarter of fiscal 2013. During fiscal 2013, the Company repurchased 1,821,698 shares under this program for approximately $49.9 million, at an average price of $27.37 per share. These shares were recorded as treasury stock.

On August 19, 2013, the Board of Directors approved a stock repurchase program under which the Company is authorized to repurchase up to $30 million of its common stock in fiscal 2014. Accordingly, since this program began subsequent to September 28, 2013, and no shares were purchased under this authorization in fiscal 2013, the $30 million is excluded from the table above.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (dollars in thousands, except per share amounts)

	Fiscal Years Ended				
Income Statement Data	September 28, 2013	September 29, 2012	October 1, 2011	October 2, 2010	October 3, 2009
Net sales	$ 2,228,031	$ 2,306,732	$ 2,231,232	$ 2,013,393	$ 1,616,622
Gross profit	213,185	219,913	214,742	206,922	154,776
Gross margin percentage	9.6%	9.5%	9.6%	10.3%	9.6%
Operating income	96,623	104,159	101,179	99,652	53,067 (2)
Operating margin percentage	4.3%	4.5%	4.5%	4.9%	3.3%
Net income	82,259	62,089 (1)	89,256	89,533	46,327 (2)
Earnings per share (diluted)	$ 2.36	$ 1.75 (1)	$ 2.30	$ 2.19	$ 1.17 (2)
Cash Flow Statement Data					
Cash flows provided by operations	$ 207,647	$ 157,503	$ 158,451	$ (7,639)	$ 170,296
Capital equipment additions	108,122	63,697	70,819	65,073	57,427
Balance Sheet Data					
Working capital	$ 607,646	$ 619,934	$ 553,893	$ 523,472	$ 459,113
Total assets	1,447,684	1,411,467	1,304,525	1,290,379	1,022,672
Long-term debt and capital lease obligations, net of current portion	257,773	260,211	270,292	112,466	133,163
Shareholders' equity	699,301	649,022	558,882	651,855	527,446
Return on invested capital (3)	14.0%	15.5% (1)	15.6%	19.5%	13.2%
Inventory turnover ratio	5.1x	4.6x	4.4x	3.7x	4.5x

(1) In fiscal 2012, we established a valuation allowance against our U.S. deferred tax assets resulting in an additional tax provision of approximately $20.6 million ($22.8 million provision, offset by $2.2 million to other comprehensive income) and a decrease in diluted earnings per share of $0.64. Return on invested capital excludes the $20.6 million net deferred tax asset reduction. An additional $1.3 million of valuation allowance established for fiscal 2012 relates to operating losses in Germany and Romania making the total valuation allowance for the year $24.1 million.

(2) In fiscal 2009, we recorded goodwill impairment charges related to our United Kingdom operations of $5.7 million. In addition, we recorded pre-tax restructuring costs totaling $2.8 million which related primarily to the reduction of workforce in the United States and Mexico as well as fixed assets written down related to the closure of our Ayer, Massachusetts ("Ayer") facility. A favorable tax adjustment of approximately $1.4 million, primarily related to the conclusion of federal and state audits, was also recorded.

(3) The Company defines return on invested capital as tax-effected annualized operating income divided by average invested capital over a rolling five-quarter period. Invested capital is defined as equity plus debt, less cash and cash equivalents, as discussed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. We deliver optimized Product Realization solutions through a unique Product Realization Value Stream services model. This customer focused services model seamlessly integrates innovative product conceptualization, design, commercialization, manufacturing, fulfillment and sustaining services to deliver comprehensive end-to-end solutions for customers in the Americas ("AMER"), Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC") regions. Customer service is provided to over 140 branded product companies in the Networking/Communications, Healthcare/Life Sciences, Industrial/Commercial and Defense/Security/Aerospace market sectors. Our customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of our customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases we provide global logistics management and after-market service and repair. Our customers' products may have stringent requirements for quality, reliability and regulatory compliance. We offer our customers the ability to outsource all phases of product realization, including product specifications; development, design and design verification; regulatory compliance support; prototyping and new product introduction; manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal operations, we do not design or manufacture our own proprietary products.

The following information should be read in conjunction with our consolidated financial statements included herein and "Risk Factors" included in Part I, Item 1A herein.

Recent Developments

As previously disclosed, in fiscal 2013, Juniper Networks, Inc. ("Juniper") disengaged from Plexus. Production for Juniper concluded at the end of our third fiscal quarter of 2013 and sales of inventory concluded in our fourth fiscal quarter of 2013. We incurred approximately $0.6 million of severance and asset impairment costs in connection with the disengagement in the third quarter of fiscal 2013; no further related costs are expected. Sales to Juniper were 13% of our net sales in fiscal 2013 as compared to 16% in fiscal 2012, and were from the Company's AMER and APAC segments. We expect no further shipments to Juniper in fiscal 2014.

Our new Neenah, Wisconsin manufacturing facility, which will replace one owned and two leased facilities, opened in the fiscal first quarter of 2014. Consolidation of the three other facilities into our new facility is expected to result in approximately $3.0 to $4.0 million of restructuring charges in the first half of fiscal 2014.

RESULTS OF OPERATIONS

Consolidated Performance Summary

The following table presents selected consolidated financial data for fiscal 2013, 2012 and 2011 (dollars in millions, except per share data):

	2013	2012	2011
Net sales	$ 2,228.0	$ 2,306.7	$ 2,231.2
Gross profit	213.2	219.9	214.7
Gross margin	9.6%	9.5%	9.6%
Operating income	96.6	104.2	101.2
Operating margin	4.3%	4.5%	4.5%
Net income	82.3	62.1 *	89.3
Earnings per share (diluted)	$ 2.36	$ 1.75 *	$ 2.30
Return on invested capital	14.0%	15.5%	15.6%

*See Note 7 in Notes to Consolidated Financial Statements for discussion regarding the fiscal 2012 valuation allowance for deferred tax assets.

Net sales. Net sales for fiscal 2013 decreased $78.7 million, or 3.4 percent, as compared to fiscal 2012. The net sales decrease was primarily the result of a $113.6 million decrease in net sales for one of our larger customers in the industrial/commercial sector, as a result of its decreased end-market demand, as well as an $85.3 million decrease in net sales to Juniper, as a result of its disengagement and lower end-market demand for the products we produced for Juniper. These decreases were partially offset by a $102.4 million increase in net sales to various significant customers in all sectors.

Net sales for fiscal 2012 increased $75.5 million, or 3.4 percent, as compared to fiscal 2011. The net sales increase resulted from higher net sales in all of our market sectors, except for a decrease in the networking/communications sector. The net sales increase primarily related to the continued ramp of production for a significant industrial/commercial sector customer and $81.9 million of incremental revenue from the strategic arrangement with Kontron (the "Kontron arrangement"), as well as program ramps from several other existing customers. These increases in net sales were partially offset by decreased sales in the networking/communications sector due to lower end-market demand and two customer disengagements as a result of the acquisition of such customers by other companies.

Our net sales by market sector for fiscal 2013, 2012 and 2011 were as follows (in millions):

Market Sector	2013	2012	2011
Networking/Communications	$ 826.3	$ 903.6	$ 1,029.9
Industrial/Commercial	551.0	670.8	528.0
Healthcare/Life Sciences	563.2	494.4	470.2
Defense/Security/Aerospace	287.5	237.9	203.1
	$ 2,228.0	$ 2,306.7	$ 2,231.2

Networking/Communications. Net sales for the networking/communications sector decreased $77.3 million for fiscal 2013 compared to fiscal 2012. The change was primarily the result of an $85.3 million decrease in net sales to Juniper, related to its disengagement, partially offset by increased sales to existing customers in this sector as well as program ramps with new customers.

Net sales for the networking/communications sector decreased $126.3 million for fiscal 2012 compared to fiscal 2011. The decline in the sector was primarily the result of the $74.9 million impact from the fiscal 2011 disengagement of two significant customers noted above and overall unfavorable end-market trends reflecting global economic uncertainty. Net sales to Juniper in fiscal 2012 did not change significantly from fiscal 2011.

Industrial/Commercial. Net sales for the industrial/commercial sector decreased $119.8 million for fiscal 2013 compared to fiscal 2012. The decrease was primarily a result of decreased end-market demand for one of our larger customers in the sector, which accounted for $113.6 million of the decreased net sales as compared to the prior year.

Net sales for the industrial/commercial sector increased $142.8 million for fiscal 2012 compared to fiscal 2011. The increase was primarily attributable to the continued ramp of a significant customer and $81.9 million of incremental revenue related to the Kontron arrangement, as well as the addition of a new customer in this sector.

Healthcare/Life Sciences. Net sales for the healthcare/life sciences sector increased $68.8 million for fiscal 2013 compared to fiscal 2012. The increase was primarily due to market share gains and new program ramps with existing customers.

Net sales for the healthcare/life sciences sector increased $24.2 million for fiscal 2012 compared to fiscal 2011. The increase was primarily due to market share gain and new programs with existing customers.

Defense/Security/Aerospace. Net sales for the defense/security/aerospace sector increased $49.6 million for fiscal 2013 compared to fiscal 2012. The increase was the result of new program ramps as well as increased end-market demand for the products we produce for our customers.

Net sales for the defense/security/aerospace sector increased $34.8 million for fiscal 2012 compared to fiscal 2011. The increase was primarily due to stronger end-market demand in the aerospace market as well as the addition of a new customer in this sector.

The percentages of net sales to customers representing 10 percent or more of net sales and net sales to our ten largest customers for fiscal 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Juniper	13%	16%	17%
Top 10 customers	55%	60%	55%

Juniper disengaged from Plexus in fiscal 2013 and we expect no further shipments to Juniper in fiscal 2014.

Gross profit. For fiscal 2013, gross profit decreased $6.7 million, or 3.1%, compared to fiscal 2012 primarily due to decreased net sales, increased fixed expenses related to site expansions in Penang, Malaysia, Xiamen, China and Oradea, Romania and unfavorable changes in customer mix. The decrease was partially offset by the sale of certain inventory that had previously been written down. A slightly larger percentage decrease in revenue as compared to the decrease in gross profit for fiscal 2013 led to an increase in gross margin to 9.6 percent for fiscal 2013 from 9.5 percent for fiscal 2012.

For fiscal 2012, gross profit increased $5.2 million compared to fiscal 2011 primarily due to the net sales increase. The increase was partially offset by increased fixed expenses related to higher headcount to support the revenue growth, costs related to the addition of a fourth facility in Penang, Malaysia of approximately $5.9 million, transition costs due to the Kontron arrangement, and an unfavorable change in customer mix. Customer mix negatively impacted gross profit due to a higher portion of sales from new programs, which tend to be inherently less profitable during early production stages than mature programs. Gross profit was also negatively impacted by escalated pricing pressure, particularly in our networking/communications sector. These factors led to the reduction in gross margin to 9.5 percent for fiscal 2012 from 9.6 percent for fiscal 2011.

Operating income. For fiscal 2013, operating income decreased $7.5 million compared to fiscal 2012. The operating income decrease reflected the $6.7 million decrease in gross profit described above as well as a $0.8 million increase in selling and administrative expenses ("S&A"). The dollar increase in S&A was primarily due to approximately $2.4 million of recoveries of receivables previously at risk in the prior fiscal year, with no such recovery in the current fiscal year, and approximately $0.8 million of additional amortization expense in fiscal 2013 related to the Kontron arrangement. These increases were partially offset by a $1.3 million decrease in incentive compensation expense and additional reductions due to focused cost management efforts. As a result of the factors discussed above, for fiscal 2013 compared to fiscal 2012, operating margin decreased from 4.5 percent to 4.3 percent.

For fiscal 2012, operating income increased $3.0 million compared to fiscal 2011. The operating income increase reflected the $5.2 million increase in gross profit described above, partially offset by a $2.2 million increase in S&A. The dollar increase in S&A was primarily due to a $1.5 million increase in stock-based compensation expense, $1.3 million of amortization expense resulting from an intangible asset related to the Kontron arrangement and an increase in other personnel expenses. These increases were partially offset by approximately $2.4 million of recoveries of receivables previously at risk. As a result of the factors discussed above, for fiscal 2012 compared to fiscal 2011, operating margin remained at 4.5 percent.

Other income (expense). Other expense decreased to $11.6 million for fiscal 2013 from $12.9 million for fiscal 2012. The decrease in expense was largely due to $3.4 million of decreased interest expense related to our term loan. Interest rate swaps associated with the original term loan expired in fiscal 2013. This resulted in lower floating interest rates prior to the establishment of a new interest rate swap agreement and lower fixed interest rates subsequent to the establishment of the new interest rate swap agreement. This decrease was offset by a $1.4 million increase in foreign exchange losses and a $0.8 million increase in other expense as the result of an accrual for property-related expenses related to the termination of an agreement for additional land in Hangzhou, China.

Other expense increased to $12.9 million for fiscal 2012 from $9.1 million for fiscal 2011. The increase in expense was largely due to $4.4 million of increased interest expense primarily related to the $175 million of borrowings under the Note Purchase Agreement that the Company entered into during the third quarter of fiscal 2011, as discussed in "Liquidity and Capital Resources" below.

Income taxes. Income taxes and effective annual income tax rates, with and without the annual valuation allowance, for fiscal 2013, 2012 and 2011 were as follows (dollars in millions):

		2013		2012		2011
Income tax expense, as reported	$	2.7	$	29.1	$	2.8
Valuation allowance (expense)		(7.0)		(24.1)		(1.2)
Income tax (benefit) expense, as adjusted*	$	(4.3)	$	5.0	$	1.6
Effective annual tax rate, as reported		3.2%		31.9%		3.1%
Impact of valuation allowance		(8.2)%		(26.4)%		(1.4)%
Effective annual tax rate, as adjusted*		(5.0)%		5.5%		1.7%

* The Company believes that the non-GAAP presentation of income tax expense and effective annual tax rate excluding the impact of the valuation allowance provides a more accurate representation and allows for a more meaningful comparison of reporting periods.

Income tax expense for fiscal 2013 was $2.7 million compared to $29.1 million for fiscal 2012 and $2.8 million for fiscal 2011. The Company's effective annual tax rates primarily vary from the U.S. statutory rate of 35 percent as a result of the mix of earnings from U.S. and foreign jurisdictions and tax holidays granted to our subsidiaries in China and Malaysia, where we derive a significant portion of our earnings. The effective tax rate for fiscal 2013 is significantly lower than the effective rate for fiscal 2012 primarily as a result of the additional valuation allowance recorded in fiscal 2012 on deferred tax assets in the U.S. and discrete tax benefits recorded in 2013, which are further discussed below.

During the preparation of the fiscal 2012 consolidated financial statements, the Company performed an analysis of all available evidence, both positive and negative, regarding the need for a valuation allowance against our U.S. deferred tax assets, consistent with the provisions of ASC Topic 740, "Income Taxes." Accordingly, as of September 29, 2012, the Company established an additional valuation allowance against the U.S. deferred tax assets, impacting the tax provision by $22.8 million. The additional $1.3 million of the $24.1 million valuation allowance shown above for fiscal 2012 relates to operating losses in Germany and Romania. The Company continues to assess the need to maintain the valuation allowance established on the U.S. deferred tax assets. At the close of fiscal 2013, using the measurement criteria found in ASC Topic 740, the Company believes that the positive evidence does not outweigh the negative and the valuation allowance should remain in place.

In fiscal 2013 the Company recorded an additional valuation allowance of $7.0 million for the full year. During the fourth quarter of fiscal 2013, the Company identified and recorded a discrete tax adjustment placing a full valuation allowance on the net deferred tax assets of our U.K. operations, which increased tax expense by $1.8 million ($0.05 per diluted share). Our analysis found that in the fourth quarter of fiscal 2013, the U.K. operations experienced an unanticipated material decline in sales resulting in a loss in fiscal 2013; losses are forecasted to continue into fiscal 2014. While we expect our U.K. operations to regain profitability, the current, forecasted and cumulative losses are substantial negative evidence. The remaining $5.2 million of the $7.0 million valuation allowance shown above for fiscal 2013 relates to operating losses, primarily in the U.S., Germany and Romania. Having examined the evidence, both positive and negative, it was determined that it is more likely than not that these deferred tax assets will not be utilized and should have a valuation allowance placed against them.

In the fourth quarter of fiscal 2013 the Company identified and recorded several out-of-period tax errors that reduced tax expense by $3.2 million ($0.09 per diluted share). The Company believes these out-of-period tax errors were not material to the fiscal 2013, or previously issued, financial statements.

We currently expect the annual effective tax rate for fiscal 2014 to be approximately 8 to 10 percent.

The Company has been granted tax holidays for its Malaysian and Xiamen, China subsidiaries. These tax holidays expire in fiscal 2024 and 2014, respectively, and are subject to certain conditions with which the Company expects to comply. The expiration of the tax holiday in China is not expected to have a material impact on the effective tax rate or on the results of operations. However, we cannot provide any assurances as to the effect and will continue to monitor the projected impact. In fiscal 2013, 2012 and 2011, these subsidiaries generated income, which resulted in tax reductions of approximately $22.7 million ($0.66 per basic share), $17.5 million ($0.50 per basic share) and $21.7 million ($0.57 per basic share), respectively.

Net Income. Net income, with and without the annual valuation allowance and out-of-period tax adjustments, for fiscal 2013, 2012 and 2011 was as follows (dollars in millions):

	2013	2012	2011
Net income, as reported	$ 82.3	$ 62.1	$ 89.3
Valuation allowance	7.0	24.1	1.2
Out-of-period tax adjustments	(3.2)	—	—
Net income, as adjusted*	$ 86.1	$ 86.2	$ 90.5

* The Company believes that the non-GAAP presentation of net income excluding valuation allowances and out-of-period tax adjustments provides a more meaningful comparison of reporting periods.

Net income for fiscal 2013 increased by $20.2 million, or 32.5 percent, to $82.3 million from fiscal 2012. This increase was primarily as a result of the net $17.1 million year-over-year valuation allowance adjustment. Excluding the valuation allowance and fourth quarter tax out-of-period adjustments, fiscal 2013 net income decreased by $0.1 million, or 0.1 percent, from fiscal 2012 to $86.1 million.

Primarily as a result of the $24.1 million valuation allowance adjustment, net income for fiscal 2012 decreased by $27.2 million, or 30.4 percent, to $62.1 million from fiscal 2011. Excluding the valuation allowance adjustment, net income was $86.2 million, a decrease of $4.3 million, or 4.8 percent from fiscal 2011 as a result of higher fixed expenses and increased interest expense, partially offset by the effect of higher net sales.

Diluted earnings per share. Diluted earnings per share, with and without the annual valuation allowance and out-of-period tax adjustments, for fiscal 2013, 2012 and 2011 was as follows:

	2013	2012	2011
Diluted earnings per share, as reported	$ 2.36	$ 1.75	$ 2.30
Valuation allowance	0.20	0.68	0.03
Out-of-period tax adjustments	(0.09)	—	—
Diluted earnings per share, as adjusted*	$ 2.47	$ 2.43	$ 2.33

* The Company believes that the non-GAAP presentation of diluted earnings per share excluding valuation allowances and out-of-period tax adjustments provides a more meaningful comparison of reporting periods.

Diluted earnings per share increased to $2.36 for fiscal 2013 from $1.75 for fiscal 2012 primarily as a result of the impact of the valuation allowances and fourth quarter out-of-period tax adjustments discussed above. Excluding the impact of the valuation allowances and out-of-period tax adjustments, diluted earnings per share increased by $0.04 in fiscal 2013 as compared to fiscal 2012. The increase in diluted earnings per share, as adjusted was primarily due to the positive impact of fewer outstanding shares in 2013 due to the stock repurchase program.

Diluted earnings per share decreased to $1.75 for fiscal 2012 from $2.30 for fiscal 2011 primarily as a result of the valuation allowance adjustment discussed above. Excluding the $0.68 per share impact of the valuation allowance adjustment, diluted earnings per share increased to $2.43 for fiscal 2012. The increase in diluted earnings per share excluding the valuation allowance adjustment was primarily due to the effect of a decrease in diluted weighted average shares outstanding as a result of our share repurchases completed late in fiscal 2011, partially offset by lower net income.

Return on Invested Capital ("ROIC"). We use a 5-5 financial model which is aligned with our business strategy, and includes a ROIC goal of 5% over our weighted average cost of capital ("WACC") and a 5% operating margin target. Our primary focus is our ROIC goal, which is designed to create shareholder value and generate enough cash to self-fund our targeted organic revenue growth rate of 15%. For fiscal 2014 and forward, we have reduced our targeted organic revenue growth rate to 12% to reflect opportunities in the markets we serve.

We review our internal calculation of WACC annually; at the end of fiscal 2013 we reduced our estimated WACC from 12.0% to 11.0% for fiscal 2014. By exercising discipline to generate ROIC in excess of our WACC, our goal is to create value for our shareholders. ROIC was 14.0%, 15.5% (excluding $20.6 million net deferred tax asset reduction) and 15.6% for fiscal 2013, 2012 and 2011, respectively. The decrease in ROIC in fiscal 2013 from fiscal 2012 was due to lower operating income and an increase in average invested capital as a result of capital expenditures for facility expansions. See the table below for our calculation of ROIC (dollars in millions):

	2013	2012	2011
Operating income (tax effected)	$ 89.9	$ 96.9	$ 98.1
Average invested capital	642.1	623.0	627.6
After-tax ROIC	14.0%	15.5%	15.6%

We define ROIC as tax-effected annualized operating income divided by average invested capital over a rolling five-quarter period for the fiscal year. Invested capital is defined as equity plus debt, less cash and cash equivalents. Other companies may not define or calculate ROIC in the same way. ROIC is a non-GAAP financial measure which should be considered in addition to, not as a substitute for, measures of our financial performance prepared in accordance with United States generally accepted accounting principles ("GAAP").

Non-GAAP financial measures, including ROIC, are used for internal management assessments because such measures provide additional insight into ongoing financial performance. In particular, we provide ROIC because we believe it offers insight into the metrics that are driving management decisions because we view ROIC as an important measure in evaluating the efficiency and effectiveness of our long-term capital requirements. We also use a derivative measure of ROIC as a performance criteria in determining certain elements of compensation.

For a reconciliation of ROIC to our financial statements that were prepared using GAAP, see exhibit 99.1 to this annual report on Form 10-K, which exhibit is incorporated herein by reference.

REPORTABLE SEGMENTS

A further discussion of our fiscal 2013, 2012 and 2011 financial performance by reportable segment is presented below (in millions):

	2013	2012	2011
Net sales:			
AMER	$ 1,062.8	$ 1,255.9	$ 1,304.9
APAC	1,146.3	1,110.4	1,063.1
EMEA	122.5	95.4	92.2
Elimination of inter-segment sales	(103.6)	(155.0)	(229.0)
	$ 2,228.0	$ 2,306.7	$ 2,231.2
Operating income (loss):			
AMER	$ 70.9	$ 91.1	$ 68.7
APAC	116.3	101.9	118.1
EMEA	(3.1)	(2.3)	(3.0)
Corporate and other costs	(87.5)	(86.5)	(82.6)
	$ 96.6	$ 104.2	$ 101.2

Americas (AMER):

Net sales for fiscal 2013 decreased $193.1 million, or 15.4 percent, from fiscal 2012, due primarily to $113.6 million of decreased sales resulting from lower end-market demand from a significant industrial/commercial sector customer as well as a $71.1 million decrease in net sales due to a drop in demand from Juniper related to its disengagement and lower end-market demand for the products we produced for Juniper. Operating income for fiscal 2013 decreased $20.2 million from fiscal 2012 due primarily to the decrease in net sales.

Net sales for fiscal 2012 decreased $49.0 million, or 3.8 percent, from fiscal 2011, primarily as a result of decreased end-market demand in the networking/communications sector, which included the loss of two significant networking/communications customers, one as a result of a customer disengagement and the other as a result of a drop in end-market demand for the mix of products we produced for that customer. These decreases were partially offset by the ramp of production for a significant industrial/commercial sector customer and the addition of a new customer in this sector as well. Net sales to Juniper in fiscal 2012 did not change significantly from fiscal 2011. Operating income for fiscal 2012 increased $22.4 million from fiscal 2011 due to a favorable customer mix, an increase in engineering design and services profitability of approximately $5.1 million and $2.4 million of recoveries of receivables previously at risk.

Asia-Pacific (APAC):

Net sales for fiscal 2013 increased $35.9 million, or 3.2 percent, from fiscal 2012. The increase in net sales was primarily experienced in the healthcare/life sciences sector as a result of new program wins which more than offset the $14.2 million decrease in sales to Juniper as a result of its disengagement. Operating income increased $14.4 million in fiscal 2013 as compared to fiscal 2012, primarily as a result of the increase in net sales and favorable changes in customer mix combined with higher costs incurred in fiscal 2012 related to facility expansion and the Kontron arrangement.

Net sales for fiscal 2012 increased $47.3 million, or 4.4 percent, from fiscal 2011. This growth reflected incremental revenue from the Kontron arrangement of approximately $81.9 million as well as higher net sales to multiple customers across our market sectors. These increases were partially offset by decreased net sales from the disengagement of one customer in the networking/communications sector and a decline in end-market demand for the mix of products we produce for another customer in this sector as well for an industrial/commercial sector customer. Operating income decreased $16.2 million in fiscal 2012 as compared to fiscal 2011, primarily as a result of costs related to the addition of a fourth facility in Penang, Malaysia of approximately $5.9 million, increased expenses related to higher headcount to support capacity investments, transition costs for the Kontron arrangement and escalated pricing pressure.

Europe, Middle East and Africa (EMEA):

Net sales for fiscal 2013 increased $27.1 million, or 28.4 percent, from fiscal 2012. The increase in net sales was driven primarily by approximately $22.0 million from the ramp of new customers in each of our market sectors, partially offset by decreased net sales of $8.5 million due to the disengagement of an industrial/commercial customer. Operating loss increased in the current year as compared to the prior year due to an increase in fixed costs associated with the new facility in Oradea, Romania and the ramping of new customers at the United Kingdom facility. An increase in labor and parts costs in the fourth quarter of 2013 also contributed to the increased operating loss.

Net sales for fiscal 2012 increased $3.2 million, or 3.5 percent, from fiscal 2011. The increase in net sales was driven primarily by the addition of new customers in each of our market sectors, partially offset by decreased net sales to an industrial/commercial customer as a result of reduced end-market demand for the mix of products we produce for that customer. Operating results improved in fiscal 2012 as compared to fiscal 2011 due to increased profitability in Romania based on the mix of customers and increased leverage at the facility.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $341.9 million as of September 28, 2013 compared to $297.6 million as of September 29, 2012. The increase in the balance of our cash and cash equivalents was due primarily to cash generated from operations, partially offset by purchases of common stock as part of our stock repurchase program as well as increased capital expenditures for footprint expansions.

As of September 28, 2013, approximately 87% of our cash balance was held outside of the U.S. by our foreign subsidiaries. Certain foreign countries impose taxes and overall penalties on transfers of cash; however, our intent is to permanently reinvest funds held in these countries. If this cash were remitted to the U.S., additional tax obligations may result that would reduce the amount of cash ultimately available to us in the U.S. Currently, we believe that cash held in the U.S., together with cash available under U.S. credit facilities and cash from foreign subsidiaries that could be remitted to the U.S. without tax consequences, will be sufficient to meet our U.S. liquidity needs for the next twelve months and for the foreseeable future.

Cash Flows. The table below shows a summary of cash flows for fiscal 2013, 2012 and 2011 (in millions):

		2013		2012		2011
Cash provided by operating activities	$	207.6	$	157.5	$	158.5
Cash used in investing activities	$	(107.2)	$	(92.2)	$	(68.7)
Cash used in financing activities	$	(57.4)	$	(10.8)	$	(37.0)

Operating Activities. Cash flows provided by operating activities were $207.6 million for fiscal 2013, as compared to cash flows provided by operating activities of $157.5 million for fiscal 2012. Cash flows provided by operating activities increased due to overall improved working capital management as discussed below.

Cash flows provided by operating activities were $157.5 million for fiscal 2012, as compared to cash flows provided by operating activities of $158.5 million for fiscal 2011. Cash flows provided by operating activities decreased slightly due to lower net income, partially offset by overall improved working capital management.

The following table shows a summary of cash cycle days for the periods indicated (in days):

	Three months ended		
	September 28, 2013	September 29, 2012	October 1, 2011
Days in accounts receivable	49	49	48
Days in inventory	72	78	85
Days in accounts payable	(56)	(58)	(57)
Days in cash deposits	(12)	(6)	(6)
Annualized cash cycle	53	63	70

We calculate days in accounts receivable as accounts receivable for the respective quarter divided by annualized sales for the respective quarter by day. We calculate days in inventory, accounts payable, and cash deposits as each balance sheet line item for the respective quarter divided by annualized cost of sales for the respective quarter by day.

Days in accounts receivable for the three months ended September 28, 2013 remained consistent compared to the three months ended September 29, 2012.

Days in inventory for the three months ended September 28, 2013 decreased by six days compared to the three months ended September 29, 2012, due to a decrease in year-end inventory balances resulting primarily from shipments to Juniper as a consequence of its disengagement.

Days in accounts payable for the three months ended September 28, 2013 decreased by two days compared to the three months ended September 29, 2012, primarily due to the timing of the purchases during the quarter.

Days in cash deposits for the three months ended September 28, 2013 increased by six days compared to the three months ended September 29, 2012 primarily due to cash deposits received from Juniper as a result of its disengagement. As of September 28, 2013, the Company held $11.0 million in inventory deposits and $15.3 million in accounts receivable deposits from Juniper.

We calculate cash cycle as the sum of days in accounts receivable and days in inventory, less days in accounts payable and days in cash deposits. As of September 28, 2013 cash cycle days decreased by ten days compared to September 29, 2012 due to the factors noted above.

Free Cash Flow. Free cash flow ("FCF"), which we define as cash flow provided by (used in) operations less capital expenditures, increased for fiscal 2013, to $99.5 million, as compared to FCF of $93.8 million for fiscal 2012. Although operating income decreased in fiscal 2013, the decrease was more than offset by reduced working capital, as evidenced by the ten day decrease in cash cycle days, as described above, which led to higher FCF.

Non-GAAP financial measures, including FCF, are used for internal management assessments because such measures provide additional insight into ongoing financial performance. In particular, we provide FCF because we believe it offers insight into the metrics that are driving management decisions. We view FCF as an important financial metric as it demonstrates our ability to generate cash and allows us to pursue opportunities that enhance shareholder value. FCF is a non-GAAP financial measure which should be considered in addition to, not as a substitute for, measures of our financial performance prepared in accordance with U.S. GAAP.

For a reconciliation of FCF to our financial statements that were prepared using GAAP, see below (in millions):

	2013	2012	2011
Cash provided by operating activities	$ 207.6	$ 157.5	$ 158.4
Capital expenditures	(108.1)	(63.7)	(70.8)
Free cash flow	$ 99.5	$ 93.8	$ 87.6

Investing Activities. Cash flows used in investing activities totaled $107.2 million for fiscal 2013 as compared to cash flows used in investing activities of $92.2 million for fiscal 2012. Cash flows used in investing activities increased primarily due to the additional investments in footprint expansions partially offset by the prior period including the Kontron arrangement. Cash flows used in investing activities for fiscal 2012 increased to $92.2 million from $68.7 million in fiscal 2011 primarily due to the expenditure of $34.2 million of cash related to the Kontron arrangement in fiscal 2012 (see Note 2 in Notes to Consolidated Financial Statements for information regarding the Kontron arrangement).

We utilized available cash and operating cash flows as the sources for funding our operating requirements during fiscal 2013. We currently estimate capital expenditures for fiscal 2014 will be approximately $75 million. A portion of the fiscal 2014 capital expenditures are anticipated to be used for leasehold improvements for a new leased manufacturing facility in Guadalajara, Mexico. We believe the estimated capital expenditures will continue to be funded from operations, and may be supplemented by short-term borrowings, if required.

Financing Activities. Cash flows used in financing activities totaled $57.4 million for fiscal 2013, as compared to cash flows used in financing activities of $10.8 million for fiscal 2012. Cash flows used in financing activities for fiscal 2013 were comprised primarily of $49.9 million of purchases of common stock as part of our stock repurchase program as well as payments on debt and capital leases. Cash flows used in financing activities for fiscal 2012 were comprised primarily of payments on debt, partially offset by debt proceeds and proceeds from the exercise of stock options.

On February 16, 2011 the Company's Board of Directors approved a share repurchase program that authorized the Company to repurchase up to $200 million of common stock. On August 15, 2011, the Company completed its share repurchase program with a total of 6.3 million shares purchased for approximately 200.0 million, at an average price of $31.69 per share. These shares were recorded as treasury stock.

On October 23, 2012, the Board of Directors approved a stock repurchase program under which the Company was authorized to repurchase up to $50 million of its common stock. This program was completed in the fourth quarter of fiscal 2013. During fiscal 2013, the Company repurchased 1,821,698 shares under this program for approximately $49.9 million, at an average price of $27.37 per share. These shares were recorded as treasury stock.

On August 19, 2013, the Board of Directors approved a stock repurchase program under which the Company is authorized to repurchase up to $30 million of its common stock in fiscal 2014. Accordingly, no shares were purchased under this authorization in fiscal 2013.

On May 15, 2012, the Company entered into a five-year, $250 million senior unsecured credit facility that terminates on May 15, 2017 (the "Credit Facility"). The Credit Facility includes a $160 million revolving credit facility and a $90 million term loan. The revolving credit facility potentially may be increased by $100 million (the "increase option") to $260 million generally by mutual agreement of the Company, the lenders, the letter of credit issuers and the administrative agent named in the related credit agreement (the "Credit Agreement"), subject to certain customary conditions. Quarterly principal repayments of the Credit Facility term loan of $3.75 million per quarter ended on March 28, 2013. The final $75 million payment is due on May 15, 2017.

The financial covenants (as defined under the Credit Facility) require that the Company maintain, as of each fiscal quarter end, a maximum total leverage ratio and a minimum interest coverage ratio. As of September 28, 2013, the Company was in compliance with all covenants of the Credit Facility. Borrowings under the Credit Facility, at the Company's option, bear interest at a defined base rate or the LIBOR rate plus, in each case, an applicable margin based upon the Company's leverage ratio as defined in the Credit Agreement. Rates would increase upon negative changes in specified Company financial metrics and would decrease upon reduction in the current total leverage ratio, to no less than LIBOR plus 1.00% or base rate plus 0%. We are also required to pay an annual commitment fee on the unused revolver credit commitment based on our leverage ratio; as of September 28, 2013, the fee was 0.20%. On April 4, 2013, the original interest rate swaps associated with our term loan expired, and on June 4, 2013, the Company entered into a new interest rate swap associated with the term loan which extends through May 5, 2017. As of September 28, 2013, all outstanding debt under the Credit Facility is at a fixed interest rate as a result of a fixed interest rate swap contract. There is no floating rate debt outstanding under the Credit Facility as of September 28, 2013.

The Company also has outstanding 5.20% Senior Notes, due on June 15, 2018 (the "Notes"); $175 million principal of the Notes was outstanding as of both September 28, 2013 and September 29, 2012.

The related Note Purchase Agreement contains certain financial covenants, which include a maximum total leverage ratio, a minimum interest coverage ratio and a minimum net worth test, all as defined in the agreements. As of September 28, 2013, we were in compliance with all such covenants relating to the Notes and the Note Purchase Agreement, which are consistent with those in the Credit Agreement discussed above.

The Credit Facility and Note Purchase Agreement allow for the future payment of cash dividends or the future repurchases of shares provided that no event of default (including any failure to comply with a financial covenant) exists at the time of, or would be caused by, the dividend payment or the share repurchases. We have not paid cash dividends in the past and do not currently anticipate paying them in the future. However, we evaluate from time to time potential uses of excess cash, which in the future may include share repurchases above those already authorized, a special dividend or recurring dividends.

Based on current expectations, we believe that our projected cash flows from operations, available cash and cash equivalents, potential borrowings under the Credit Facility, and our leasing capabilities should be sufficient to meet our working capital and fixed capital requirements for the next twelve months and for the foreseeable future. If our future financing needs increase, we may need to arrange additional debt or equity financing. Accordingly, we evaluate and consider from time to time various financing alternatives to supplement our financial resources. However, particularly due to the current uncertainty of the credit and financial markets, we cannot be assured that we will be able to make any such arrangements on acceptable terms.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET OBLIGATIONS

Our disclosures regarding contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of September 28, 2013 (dollars in millions):

Contractual Obligations	Payments Due by Fiscal Year				
	Total	2014	2015-2016	2017-2018	2019 and thereafter
Long-Term Debt Obligations (1,2)	$ 297.3	$ 10.4	$ 20.9	$ 266.0	$ -
Capital Lease Obligations	13.0	4.6	7.8	0.6	-
Operating Lease Obligations	46.0	12.7	14.6	6.6	12.1
Purchase Obligations (3)	410.0	405.1	4.7	0.1	0.1
Other Long-Term Liabilities on the Balance Sheet (4)	9.3	1.4	1.6	0.4	5.9
Other Long-Term Liabilities not on the Balance Sheet (5)	19.8	17.8	2.0	-	-
Total Contractual Cash Obligations	$ 795.4	$ 452.0	$ 51.6	$ 273.7	$ 18.1

1) Includes amounts outstanding under the Credit Facility. As of September 28, 2013, the outstanding balance was $75.0 million. The amounts listed above include interest; see Note 5 in Notes to Consolidated Financial Statements for further information.

2) Includes $175 million in principal amount of Notes issued in fiscal 2011. The amounts listed above include interest; see Note 5 in Notes to Consolidated Financial Statements for further information.

3) As of September 28, 2013, purchase obligations consist of purchases of inventory and equipment in the ordinary course of business.

4) As of September 28, 2013, other long-term obligations on the balance sheet included deferred compensation obligations to certain of our former and current executive officers, as well as other key employees, and an asset retirement obligation. We have excluded from the above table the impact of approximately $7.4 million, as of September 28, 2013, related to unrecognized income tax benefits. The Company cannot make reliable estimates of the future cash flows by period related to this obligation.

5) As of September 28, 2013, other long-term obligations not on the balance sheet consisted of a commitment for salary continuation in the event employment of one executive officer of the Company is terminated without cause as well as commitments to complete new manufacturing facilities in Guadalajara, Mexico, Neenah, Wisconsin and Oradea, Romania.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

Our accounting policies are disclosed in Note 1 of Notes to the Consolidated Financial Statements. During fiscal 2013, there were no material changes to these policies. Our more critical accounting policies are noted below:

Stock-Based Compensation – The Financial Accounting Standard Board ("FASB") requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statements of comprehensive income over the service period (generally the vesting period) of the grant. We used the modified prospective application, under which compensation expense is only recognized in the consolidated statements of comprehensive income beginning with the first period that we adopted the FASB regulation and continuing to be expensed thereafter. We continue to use the Black-Scholes valuation model to value stock options. See Note 10 in Notes to Consolidated Financial Statements for further information.

Impairment of Long-Lived Assets – We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on management's assumptions, including future revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Revenue – Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed or determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts with durations of twelve months or less, are typically recognized as costs are incurred utilizing the proportional performance model. The completed performance model is used if certain customer acceptance criteria exist. Any losses are recognized when anticipated.

Sales are recorded net of estimated returns of manufactured product based on management's analysis of historical rates of returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in cost of sales.

Derivatives and Hedging Activities – All derivatives are recognized on the balance sheet at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income", until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the "Accumulated other comprehensive income" accounts within shareholders' equity. See Note 6 – Derivatives and Fair Value Measurements for further details.

Income Taxes – The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company does not currently provide for additional U.S. and foreign income taxes which would become payable upon repatriation of undistributed earnings of certain foreign subsidiaries. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is required, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1, "Description of Business and Significant Accounting Policies," in Notes to Consolidated Financial Statements regarding recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. We selectively use financial instruments to reduce such risks.

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that partially offsets the effects of changes in foreign currency exchange rates. We typically use foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our international operations create potential foreign exchange risk.

Our percentages of transactions denominated in currencies other than the U.S. dollar for fiscal 2013, 2012, and 2011 were as follows:

	2013	2012	2011
Net Sales	7%	5%	6%
Total Costs	11%	14%	14%

The Company has evaluated the potential foreign currency exchange rate risk on transactions denominated in currencies other than the U.S. dollar for the periods presented above. Based on the Company's overall currency exposure, as of September 28, 2013, a 10 percent change in the value of the U.S. dollar relative to our other transactional currencies would not have a material effect on the Company's financial position, results of operations, or cash flows.

Interest Rate Risk

We have financial instruments, including cash equivalents, which are sensitive to changes in interest rates. We consider the use of interest rate swaps based on existing market conditions and have entered into interest rate swaps for our term loans. For more information, refer to Note 6, "Derivatives and Fair Value Measurements," in Notes to Consolidated Financial Statements. Interest rate swap agreements are subject to the further risk that the counterparties to these agreements may fail to comply with their obligations thereunder.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents in a variety of highly rated securities, money market funds and certificates of deposit, and limit the amount of principal exposure to any one issuer.

As of September 28, 2013, our only material interest rate risk is associated with our term loan under our Credit Facility. Through the use of interest rate swaps, as described above, we fixed the basis on which we pay interest, and the borrowings under the Note Purchase Agreement are based on a fixed interest rate, thus eliminating much of our interest rate risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Part IV, Item 15 on page 38.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated, with the participation of the Company's management, the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective (a) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, and (b) in assuring that information is accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting: Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management of the Company, including its chief executive officer and chief financial officer, has assessed the effectiveness of its internal control over financial reporting as of September 28, 2013, based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment and those criteria, management of the Company has concluded that, as of September 28, 2013, the Company's internal control over financial reporting was effective.

The independent registered public accounting firm of PricewaterhouseCoopers LLP has audited the Company's internal control over financial reporting as of September 28, 2013, as stated in its report included herein on page 40.

Changes in Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls: Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusion that the Company's disclosure controls and procedures and internal control over financial reporting are effective at the reasonable assurance level.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information in response to this item is incorporated herein by reference to "Election of Directors" and "Corporate Governance" in the Company's Proxy Statement for its 2014 Annual Meeting of Shareholders ("2014 Proxy Statement") and "Executive Officers of the Registrant" in Part I hereof.

Our Code of Conduct and Business Ethics is posted on our website at www.plexus.com. You may access the Code of Conduct and Business Ethics by following the links under "Investor Relations, Corporate Governance" at our website. Plexus' Code of Conduct and Business Ethics applies to all members of the board of directors, officers and employees.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Corporate Governance – Board Committees – Compensation and Leadership Development Committee," "Corporate Governance – Directors' Compensation," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Report" in the 2014 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in the 2014 Proxy Statement.

Equity Compensation Plan Information

The following table gives aggregate information regarding grants under all Plexus equity compensation plans through September 28, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by securityholders	3,718,971	$29.27	2,097,007
Equity compensation plans not approved by securityholders	—	n/a	—
Total	3,718,971	$29.27	2,097,007

(1) Represents options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"), and unrestricted stock awards ("SAs") granted under the Plexus Corp. 2008 Long-Term Incentive Plan, or its predecessors, the 2005 Equity Incentive Plan, the 1998 Stock Option Plan and the 1995 Directors' Stock Option Plan, all of which were approved by shareholders. No further awards may be made under the predecessor plans.

(2) The weighted average exercise prices excludes RSUs.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference to "Corporate Governance – Director Independence" and "Certain Transactions" in the 2014 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference to the subheading "Auditors - Fees and Services" in the 2014 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed

Financial Statements and Financial Statement Schedule. See the following list of Financial Statements and Financial Statement Schedule on page 39.

(b) Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference.

PLEXUS CORP.
List of Financial Statements and Financial Statement Schedule
September 28, 2013

Contents

NOTE: All other financial statement schedules are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders
and Board of Directors
of Plexus Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 28, 2013 and September 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
November 22, 2013

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fiscal years ended September 28, 2013, September 29, 2012 and October 1, 2011
(in thousands, except per share data)

	2013	2012	2011
Net sales	$ 2,228,031	$ 2,306,732	$ 2,231,232
Cost of sales	2,014,846	2,086,819	2,016,490
Gross profit	213,185	219,913	214,742
Selling and administrative expenses	116,562	115,754	113,563
Operating income	96,623	104,159	101,179
Other income (expense):			
Interest expense	(12,638)	(16,064)	(11,649)
Interest income	1,640	1,761	1,367
Miscellaneous	(642)	1,375	1,206
Income before income taxes	84,983	91,231	92,103
Income tax expense	2,724	29,142	2,847
Net income	$ 82,259	$ 62,089	$ 89,256
Earnings per share:			
Basic	$ 2.40	$ 1.78	$ 2.34
Diluted	$ 2.36	$ 1.75	$ 2.30
Weighted average shares outstanding:			
Basic	34,330	34,874	38,063
Diluted	34,892	35,529	38,800
Comprehensive income:			
Net income	$ 82,259	$ 62,089	$ 89,256
Other comprehensive income:			
Derivative instrument fair market value adjustment - net of income tax	(2,701)	6,821	(407)
Foreign currency translation adjustments	6,754	1,234	1,671
Other comprehensive income	4,053	8,055	1,264
Total comprehensive income	$ 86,312	$ 70,144	$ 90,520

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of September 28, 2013 and September 29, 2012
(in thousands, except per share data)

	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 341,865	$ 297,619
Accounts receivable, net of allowances of $1,008 and $1,011, respectively	305,350	323,210
Inventories	404,020	457,691
Deferred income taxes	3,917	5,500
Prepaid expenses and other	23,870	15,785
Total current assets	1,079,022	1,099,805
Property, plant and equipment, net	325,061	265,191
Deferred income taxes	2,510	4,335
Other	41,091	42,136
Total assets	$ 1,447,684	$ 1,411,467
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 3,574	$ 10,211
Accounts payable	313,404	341,276
Customer deposits	69,295	36,384
Accrued liabilities:		
Salaries and wages	42,553	45,450
Other	42,550	46,550
Total current liabilities	471,376	479,871
Long-term debt and capital lease obligations, net of current portion	257,773	260,211
Deferred income taxes	2,128	3,268
Other liabilities	17,106	19,095
Total non-current liabilities	277,007	282,574
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, 49,176 and 48,851 shares issued, respectively, and 33,600 and 35,097 shares outstanding, respectively	492	489
Additional paid-in capital	449,368	435,546
Common stock held in treasury, at cost, 15,576 and 13,754 shares, respectively	(449,968)	(400,110)
Retained earnings	679,172	596,913
Accumulated other comprehensive income	20,237	16,184
Total shareholders' equity	699,301	649,022
Total liabilities and shareholders' equity	$ 1,447,684	$ 1,411,467

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the fiscal years ended September 28, 2013, September 29, 2012 and October 1, 2011
(in thousands)

	Common Stock					Accumulated Other	
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Comprehensive Income	Total
Balances, October 2, 2010	**40,403**	**$ 478**	**$ 399,054**	**$ (200,110)**	**$ 445,568**	**$ 6,865**	**$ 651,855**
Net income	—	—	—	—	89,256	—	89,256
Other comprehensive income	—	—	—	—	—	1,264	1,264
Treasury shares purchased	(6,308)	—	—	(200,000)	—	—	(200,000)
Stock-based compensation expense	—	—	11,041	—	—	—	11,041
Exercise of stock options, including tax benefits	449	5	5,461	—	—	—	5,466
Balances, October 1, 2011	**34,544**	**483**	**415,556**	**(400,110)**	**534,824**	**8,129**	**558,882**
Net income	—	—	—	—	62,089	—	62,089
Other comprehensive income	—	—	—	—	—	8,055	8,055
Treasury shares purchased	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	12,535	-	—	—	12,535
Exercise of stock options, including tax benefits	553	6	7,455	—	—	—	7,461
Balances, September 29, 2012	**35,097**	**489**	**435,546**	**(400,110)**	**596,913**	**16,184**	**649,022**
Net income	—	—	—	—	82,259	—	82,259
Other comprehensive income	—	—	—	—	—	4,053	4,053
Treasury shares purchased	(1,822)	—	—	(49,858)	—	—	(49,858)
Stock-based compensation expense	—	—	11,782	—	—	—	11,782
Exercise of stock options, including tax benefits	325	3	2,040	—	—	—	2,043
Balances, September 28, 2013	**33,600**	**$ 492**	**$ 449,368**	**$ (449,968)**	**$ 679,172**	**$ 20,237**	**$ 699,301**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the fiscal years ended September 28, 2013, September 29, 2012 and October 1, 2011
(in thousands)

	2013	2012	2011
Cash flows from operating activities			
Net income	$ 82,259	$ 62,089	$ 89,256
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	47,410	47,918	46,634
Amortization of intangibles	2,066	1,296	—
Loss (gain) on sale of property, plant and equipment	104	(1,353)	(175)
Deferred income taxes	(1,773)	23,758	(3,028)
Stock-based compensation expense	11,782	12,535	11,041
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	19,657	(38,577)	28,551
Inventories	55,193	24,105	38,152
Prepaid expenses and other	(8,888)	(9,784)	322
Accounts payable	(28,490)	34,314	(60,705)
Customer deposits	32,712	5,485	3,332
Accrued liabilities and other	(4,385)	(4,283)	5,071
Cash flows provided by operating activities	207,647	157,503	158,451
Cash flows from investing activities			
Payments for property, plant and equipment	(108,122)	(63,697)	(70,819)
Proceeds from sales of property, plant and equipment	873	3,670	2,145
Sale of long-term investments	—	2,000	—
Payments for business acquisition, net of cash acquired	—	(34,155)	—
Cash flows used in investing activities	(107,249)	(92,182)	(68,674)
Cash flows from financing activities			
Proceeds from debt issuance, net of deferred finance costs	30,000	89,082	175,000
Payments on debt and capital lease obligations	(41,018)	(107,354)	(17,420)
Repurchases of common stock	(49,858)	—	(200,000)
Proceeds from exercise of stock options	3,778	6,820	6,000
Minimum tax withholding related to vesting of restricted stock	(350)	(1,373)	(534)
Income tax benefit of stock option exercises	—	2,014	—
Cash flows used in financing activities	(57,448)	(10,811)	(36,954)
Effect of exchange rate changes on cash and cash equivalents	1,296	1,002	1,040
Net increase in cash and cash equivalents	44,246	55,512	53,863
Cash and cash equivalents:			
Beginning of period	297,619	242,107	188,244
End of period	$ 341,865	$ 297,619	$ 242,107

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. and its subsidiaries (together "Plexus" or the "Company") participate in the Electronic Manufacturing Services ("EMS") industry. Plexus delivers optimized Product Realization solutions through a unique Product Realization Value Stream services model. This customer focused services model seamlessly integrates innovative product conceptualization, design, commercialization, manufacturing, fulfillment and sustaining services to deliver comprehensive end-to-end solutions for customers in the Americas ("AMER"), Europe, Middle East, and Africa ("EMEA"), and Asia-Pacific ("APAC") regions. Customer service is provided to over 140 branded product companies in the Networking/Communications, Healthcare/Life Sciences, Industrial/Commercial and Defense/Security/Aerospace market sectors. The Company's customers' products typically require exceptional production and supply-chain flexibility, necessitating an optimized demand-pull-based manufacturing and supply chain solution across an integrated global platform. Many of the Company's customers' products require complex configuration management and direct order fulfillment to their customers across the globe. In such cases Plexus provides global logistics management and after-market service and repair. The Company's customers' products may have stringent requirements for quality, reliability and regulatory compliance. Plexus offers its customers the ability to outsource all phases of product realization, including product specifications; development, design and design verification; regulatory compliance support; prototyping and new product introduction; manufacturing test equipment development; materials sourcing, procurement and supply-chain management; product assembly/manufacturing, configuration and test; order fulfillment, logistics and service/repair.

Consolidation Principles and Basis of Presentation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Plexus Corp. and its subsidiaries. All intercompany transactions have been eliminated.

The Company's fiscal year ends on the Saturday closest to September 30. The Company also uses a "4-4-5" weekly accounting system for the interim periods in each quarter. Each quarter, therefore, ends on a Saturday at the end of the 4-4-5 period. Periodically, an additional week must be added to the fiscal year to re-align with the Saturday closest to September 30. The accounting years for fiscal 2013, 2012 and 2011 each included 364 days.

The Company's reportable segments consist of the AMER, APAC and EMEA segments. Refer to Note 12, "Reportable Segments, Geographic Information and Major Customers," for further details on reportable segments.

Cash and Cash Equivalents: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months and are classified as Level 1 in the fair level hierarchy described below. As of September 28, 2013 and September 29, 2012, cash and cash equivalents were the following (in thousands):

	2013	2012
Cash	$ 157,988	$ 124,648
Money market funds and other	183,877	172,971
	$ 341,865	$ 297,619

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Per contractual terms, customer deposits are received by the Company to offset obsolete and excess inventory risks.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-50 years
Machinery and equipment	3-10 years
Computer hardware and software	3-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense (see Note 4, "Property, Plant and Equipment") and the financing component of the lease payments is classified as interest expense.

For the capitalization of software costs, the Company capitalizes significant costs incurred in the acquisition or development of software for internal use. This includes costs of both the software and the consultants, as well as payroll and payroll-related costs for employees directly involved in developing internal use computer software once the final selection of the software is made. Costs incurred prior to the final selection of software and costs not qualifying for capitalization are expensed as incurred.

Expenditures for maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment and written down to fair value when facts and circumstances indicate that the carrying value of long-lived assets may not be recoverable through estimated future undiscounted cash flows. If an impairment has occurred, a write-down to estimated fair value is made and the impairment loss is recognized as a charge against current operations. The impairment analysis is based on management's assumptions, including future revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment and intangible assets with finite lives include reduced expectations for future performance or industry demand and possible further restructurings, among others.

Revenue Recognition: Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed or determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations are fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts with a duration of twelve months or less, are typically recognized as program costs are incurred utilizing the proportional performance model. The completed performance model is used if certain customer acceptance criteria exist. Any losses are recognized when anticipated. Net sales from engineering design and development services were less than five percent of total sales for each of fiscal 2013, 2012 and 2011.

Sales are recorded net of estimated returns of manufactured products based on management's analysis of historical returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Income Taxes: Deferred income taxes are provided for the difference between the financial statement balance of assets and liabilities and their respective tax basis. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized (see Note 7, "Income Taxes"). Realization of deferred income tax assets in each of the Company's tax jurisdictions is dependent on the Company's ability to generate future taxable income in these jurisdictions. Recognition of deferred income tax assets is evaluated and tax reserves are recorded to address potential exposures related to income tax positions taken by the Company. These reserves are based on the assumptions and past experiences of the Company and provide for the uncertainty surrounding the application of statutes, rules, regulations, and interpretations to its income tax filings. It is possible that the actual costs or benefits relating to these matters may be materially more or less than the amount the Company estimated.

Foreign Currency Translation: The Company translates assets and liabilities of subsidiaries operating outside of the U.S. with a functional currency other than the U.S. dollar into U.S. dollars using exchange rates in effect at year-end. The Company translates net sales, expenses and cash flows at the average monthly exchange rates during the respective periods. Adjustments resulting from translation of the financial statements are recorded as a component of "Accumulated other comprehensive income". Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in our Consolidated Statements of Comprehensive Income as a component of miscellaneous income (expense). Exchange (losses) gains on foreign currency transactions were $(1.2) million, $0.2 million, and $1.0 million for fiscal 2013, 2012 and 2011, respectively.

Derivatives: All derivatives are recognized on the balance sheet at their fair market value. The Company periodically enters into forward currency exchange contracts and interest rate swaps. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability (a "fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a "cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualifies as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in "Accumulated other comprehensive income" within shareholders' equity, until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in "Accumulated other comprehensive income" within shareholders' equity. The Company's interest rate swaps and certain forward currency exchange contracts are treated as cash flow hedges and, therefore, $(2.7) million, $6.8 million and $(0.4) million were recorded in "Accumulated other comprehensive income" for fiscal 2013, 2012 and 2011, respectively.

Grants from Government Authorities: Grants from governments are recognized at their fair value where there is reasonable assurance that the grant funds will be received and the Company will comply with all attached conditions to the grant.

Government grants relating to property, plant and equipment are recorded as an offset to the carrying value of the related assets at the time of capitalization. Government grants relating to other costs incurred are recognized as an offset to those related costs, for which the grants are intended to compensate for, at the time they are recognized.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income. The computation of diluted earnings per common share reflects additional dilution from stock options and restricted stock, excluding any with an antidilutive effect.

Stock-based Compensation: The Company measures all share-based payments to employees, including grants of employee stock options, at fair value and expenses them in the Consolidated Statements of Comprehensive Income over the service period (generally the vesting period) of the grant.

Comprehensive Income: The Company follows the established standards for reporting comprehensive income, which is defined as the changes in equity of an enterprise except those resulting from shareholder transactions.

Accumulated other comprehensive income consists of the following as of September 28, 2013 and September 29, 2012 (in thousands):

	2013	2012
Foreign currency translation adjustments	$ 19,448	$ 12,694
Cumulative change in fair market value of derivative instruments, net of tax	789	3,490
Accumulated other comprehensive income	$ 20,237	$ 16,184

The change in fair market value of derivative instruments, net of tax adjustment that is recorded to "Accumulated other comprehensive income" is more fully explained in Note 6, "Derivatives and Fair Value Measurements."

Conditional Asset Retirement Obligations: The Company recognizes a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and/or method of settlement. The liability is adjusted for any additions or deletions of related property, plant and equipment.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. Accounts receivable are reflected at net realizable value based on anticipated losses due to potentially uncollectible balances. Anticipated losses were based on management's analysis of historical losses and changes in customers' credit status. The fair value of capital lease obligations was approximately $12.2 million and $13.7 million as of September 28, 2013 and September 29, 2012, respectively. The fair value of the Company's long-term debt was $246.8 million and $256.8 million as of September 28, 2013 and September 29, 2012, respectively. The Company uses quoted market prices when available or discounted cash flows to calculate fair value. If measured at fair value in the financial statements, long-term debt and capital lease obligations (including the current portion) would be classified as Level 2 in the fair value hierarchy described below. The fair values of the Company's derivatives are disclosed in Note 6, "Derivatives and Fair Value Measurements."

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting guidance establishes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The input levels are:

Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, trade accounts receivable and derivative instruments, specifically related to counterparties. In accordance with the Company's investment policy, the Company's cash, cash equivalents and derivative instruments were placed with recognized financial institutions. The Company's investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 12, "Reportable Segments, Geographic Information and Major Customers." The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

New Accounting Pronouncements: In July 2013, the Financial Accounting Standards Board ("FASB") issued new guidance for unrecognized tax benefits that exist along with a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for an net operating loss ("NOL") carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In July 2013, the FASB issued amended guidance that permits the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to Treasury obligations of the U.S. government ("UST") and the London Interbank Offered Rate ("LIBOR"). The amendments also remove the restriction on using different benchmark rates for similar hedges. This update is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements or results of operations.

In March 2013, the FASB issued amended guidance for cumulative translation adjustments upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. These amendments provide guidance on releasing cumulative translation adjustments when a reporting entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, these amendments provide guidance on the release of cumulative translation adjustment in partial sales of equity method investments and in step acquisitions. The amendments are effective on a prospective basis for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued guidance that requires entities to present the changes in the components of accumulated other comprehensive income. Entities are required to present separately the amount of the change that is due to reclassifications, and the amount that is due to current period other comprehensive income. These changes may be shown before or net of tax, and displayed either on the face of the financial statements or in the footnotes. Public entities are required to comply with the standard for annual and interim periods starting with the first interim period in the fiscal period beginning after December 15, 2012. The Company adopted this guidance as of the second fiscal quarter of 2013 with no impact to the Company's consolidated financial position, results of operations or cash flows, as the guidance only related to the presentation of the Company's financial statement disclosures.

In January 2013, the FASB issued a clarification of its previous amendment to disclosures about offsetting assets and liabilities. The clarification stated which instruments and transactions are subject to the original amendment requiring an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Public entities are required to apply the amendment for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This guidance will be effective for the Company's 2014 fiscal year and is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows, as the guidance only relates to the presentation of the Company's financial statement disclosures.

In June 2011, the FASB issued an amendment to comprehensive income guidance, which eliminates the option to present other comprehensive income and its components in the statement of shareholders' equity. The Company can elect to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. This guidance is effective for financial statements issued for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance as of the first fiscal quarter of 2013 with no impact to the Company's consolidated financial position, results of operations or cash flows, as the guidance only related to the presentation of the Company's financial statement disclosures.

Reclassifications: Long-term deferred income tax liabilities in fiscal 2012, in the amount of $3.3 million, were reclassified from short-term deferred income tax assets to conform to current year presentation on the Consolidated Balance Sheets.

2. Business Combination

In January 2012, Plexus and Kontron AG ("Kontron") entered into a strategic manufacturing arrangement, and completed the related asset purchase transaction described below. Under this arrangement, Kontron transitioned all manufacturing of its Kontron Design Manufacturing Services (M) Sdn. Bhd. subsidiary ("KDMS") located in Penang, Malaysia to Plexus facilities in Penang. Plexus acquired the inventory and equipment of KDMS for an adjusted purchase price of $34.2 million, reflecting certain post-closing adjustments, which was paid with cash on-hand, and hired substantially all of KDMS's employees. No real estate was included in this transaction. This transaction was accounted for as a business combination. The purchase price was allocated primarily to inventory and equipment. An identifiable intangible asset of $4.0 million related to a customer relationship was recorded within other non-current assets in the Company's accompanying Consolidated Balance Sheets as a result of the arrangement and is being amortized on a straight-line basis over a two year period. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not have been materially different from reported results.

3. Inventories

Inventories as of September 28, 2013 and September 29, 2012 consisted of (in thousands):

	2013	2012
Raw materials	$ 288,559	$ 337,657
Work-in-process	57,883	47,182
Finished goods	57,578	72,852
	$ 404,020	$ 457,691

Per contractual terms, customer deposits are received by the Company to offset obsolete and excess inventory risks. The total amount of customer deposits related to inventory and included within current liabilities on the accompanying Consolidated Balance Sheets as of September 28, 2013 and September 29, 2012 was $51.6 million and $34.8 million, respectively. Approximately $11.0 million of the inventory customer deposit balance as of September 28, 2013 relates to Juniper Networks, Inc. ("Juniper"), which disengaged from the Company in fiscal 2013.

4. Property, Plant and Equipment

Property, plant and equipment as of September 28, 2013 and September 29, 2012 consisted of (in thousands):

	2013	2012
Land, buildings and improvements	$ 212,195	$ 170,557
Machinery and equipment	312,941	295,548
Computer hardware and software	91,565	85,433
Construction in progress	67,518	39,894
	684,219	591,432
Less: accumulated depreciation	359,158	326,241
	$ 325,061	$ 265,191

The major component of the construction in progress balance is related to the footprint expansion in Neenah, Wisconsin.

Assets held under capital leases and included in property, plant and equipment as of September 28, 2013 and September 29, 2012 consisted of (in thousands):

	2013	2012
Buildings and improvements	$ 23,147	$ 23,009
Machinery and equipment	3,294	1,873
	26,441	24,882
Less: accumulated amortization	16,513	13,909
	$ 9,928	$ 10,973

The building and improvements category in the above table includes a leased manufacturing facility in San Diego, California, which is no longer used by the Company. The Company has subleased the facility. The San Diego facility is recorded at the net present value of the sublease income, net of cash outflows for broker commissions and building improvements associated with the subleases. The net book value of the San Diego facility is reduced on a monthly basis by the amortization of the sublease cash receipts, net of certain cash outflows associated with the subleases. The net book value of the San Diego facility is approximately $6.5 million as of September 28, 2013.

Amortization of assets held under capital leases totaled $0.6 million, $0.8 million, and $0.9 million for fiscal 2013, 2012 and 2011, respectively. There was $1.4 million of capital lease additions for fiscal 2013 and $0.1 million for fiscal 2012. There were no such additions for fiscal 2011.

As of September 28, 2013, September 29, 2012 and October 1, 2011, accounts payable included approximately $10.9 million, $11.5 million and $12.3 million, respectively, related to the purchase of property, plant and equipment, which have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

5. Debt, Capital Lease Obligations and Other Financing

Debt and capital lease obligations as of September 28, 2013 and September 29, 2012, consisted of (in thousands):

	2013	2012
Debt:		
Borrowings under term loan, expiring on May 15, 2017, interest rate of LIBOR plus 1.13%. See also Note 6, "Derivatives and Fair Value Measurements."	$ 75,000	$ 82,500
Borrowings under senior notes, expiring on June 15, 2018, interest rate of 5.20%. See also Note 6, "Derivatives and Fair Value Measurements."	175,000	175,000
Capital lease:		
Capital lease obligations for equipment and facilities located in San Diego and Xiamen, China, expiring on various dates through 2017; weighted average interest rate of 9.3% for fiscal 2013 and 10.3% for fiscal 2012, respectively.	11,347	12,922
Less: current portion	(3,574)	(10,211)
Long-term debt and capital lease obligations, net of current portion	$ 257,773	$ 260,211

The aggregate scheduled maturities of the Company's debt obligations as of September 28, 2013, are as follows (in thousands):

2014	$ —
2015	—
2016	—
2017	75,000
2018	175,000
Thereafter	—
Total	$ 250,000

The aggregate scheduled maturities of the Company's obligations under capital leases as of September 28, 2013, are as follows (in thousands):

2014	$ 4,550
2015	4,595
2016	3,197
2017	689
2018	—
Thereafter	—
	13,031
Less: interest portion of capital leases	(1,684)
Total	$ 11,347

On May 15, 2012, the Company entered into a five-year, $250 million senior unsecured credit facility that terminates on May 15, 2017 (the "Credit Facility"). The Credit Facility includes a $160 million revolving credit facility and a $90 million term loan. The revolving credit facility may be increased by $100 million (the "increase option") to $260 million generally by mutual agreement of the Company, the lenders, the letter of credit issuers and the administrative agent named in the related credit agreement (the "Credit Agreement"), subject to certain customary conditions. The Credit Facility was used to refinance the Company's then-existing $100 million senior unsecured revolving credit facility (no amounts were outstanding at that time) and its $150 million senior unsecured term loan (balance of $90.0 million as of May 15, 2012), and for general corporate purposes. Quarterly principal repayments of the Credit Facility term loan of $3.75 million per quarter began June 29, 2012 and ended on March 28, 2013. The final $75.0 million payment is due on May 15, 2017. The Company had term loan borrowings outstanding under the Credit Facility of $75.0 million and $82.5 million as of September 28, 2013 and September 29, 2012, respectively. During fiscal 2013, the Company borrowed and repaid $30.0 million under the revolving credit facility. There were no revolving borrowings under the Credit Facility as of September 28, 2013 and September 29, 2012.

The financial covenants (as defined in the Credit Agreement) require that the Company maintain, as of each fiscal quarter end, a maximum total leverage ratio and a minimum interest coverage ratio. As of September 28, 2013, the Company was in compliance with all financial covenants of the Credit Agreement. Borrowings under the Credit Facility, at the Company's option, bear interest at a defined base rate or the LIBOR rate plus, in each case, an applicable margin based upon the Company's leverage ratio as defined in the Credit Agreement. Rates would increase upon negative changes in specified Company financial metrics and would decrease to no less than LIBOR plus 1.0% or base rate plus 0% upon reduction in the current total leverage ratio. As of September 28, 2013, the Company had a borrowing rate of LIBOR plus 1.13%. As of September 28, 2013, all outstanding debt under the Credit Facility is at a fixed interest rate as a result of the interest rate swap contract discussed in Note 6, "Derivatives and Fair Value Measurements." There is no floating rate debt outstanding under the Credit Facility as of September 28, 2013. The Company is also required to pay an annual commitment fee on the unused revolver credit commitment based on the Company's leverage ratio; the fee was 0.2% as of September 28, 2013.

In the second quarter of fiscal 2012, the Company incurred approximately $0.9 million in new debt issuance costs in connection with the new Credit Facility, which are being amortized over the five-year term of the Credit Facility.

The Company also has outstanding 5.20% Senior Notes, due on June 15, 2018 (the "Notes"); $175 million principal of the Notes was outstanding as of both September 28, 2013 and September 29, 2012. At September 28, 2013, the Company was in compliance with all financial covenants relating to the Notes, which are consistent with those in the Credit Agreement discussed above.

Cash paid for interest in fiscal 2013, 2012 and 2011 was $12.9 million, $16.4 million and $8.6 million, respectively.

6. Derivatives and Fair Value Measurements

All derivatives are recognized in the accompanying Consolidated Balance Sheets at their estimated fair values. The Company currently has cash flow hedges related to variable rate debt and forecasted foreign currency payments. The Company also enters into forward currency exchange contracts from time to time to manage foreign currency exchange rate exposures associated with certain foreign currency denominated assets and liabilities. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of the derivatives that qualify as cash flow hedges are recorded in "Accumulated other comprehensive income" in the accompanying Consolidated Balance Sheets until earnings are affected by the variability of the cash flows. There were no forward currency exchange contracts outstanding related to foreign currency denominated assets and liabilities at September 28, 2013.

The Company enters into forward currency exchange contracts on a rolling basis. These contracts had a total notional value of $71.0 million as of September 28, 2013. These forward currency contracts fix the exchange rates for the settlement of future foreign currency obligations that have yet to be realized. The total fair value of the forward currency exchange contracts was a $1.0 million liability as of September 28, 2013, and a $1.1 million asset as of September 29, 2012.

On June 4, 2013, the Company entered into an interest rate swap contract to replace the three interest rate swap contracts that matured on April 4, 2013, as described below. The new interest rate swap contract is related to the $75.0 million term loan under the Company's Credit Facility. This interest rate swap pays the Company variable interest at the one month LIBOR rate, and the Company pays the counterparty a fixed interest rate. The fixed interest rate for the contract is 0.875%. Based on the terms of the interest rate swap contract and the underlying debt, the interest rate contract was determined to be effective, and thus qualifies as a cash flow hedge. As such, any changes in the fair value of the interest rate swap are recorded in "Accumulated other comprehensive income" on the accompanying Condensed Consolidated Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of the interest rate swap contract was a $0.03 million asset as of September 28, 2013. As of September 28, 2013, the notional amount of the Company's interest rate swap was $75.0 million.

The Company entered into three interest rate swap contracts related to the term loans under its prior credit facility that had an initial total notional value of $150 million and matured on April 4, 2013, which resulted in a $2.0 million discrete tax benefit in fiscal 2013. The fixed interest rates for each of these contracts were 4.415%, 4.490% and 4.435%, respectively. These interest rate swap contracts were originally entered into to convert $150 million of the variable rate term loan under the prior credit facility into fixed rate debt. Based on the terms of the interest rate swap contracts and the underlying debt, these interest rate contracts were determined to be effective, and thus qualified as a cash flow hedge. As such, any changes in the fair value of these interest rate swaps were recorded in "Accumulated other comprehensive income" on the accompanying Condensed Consolidated Balance Sheets until earnings were affected by the variability of cash flows. The total fair value of these interest rate swap contracts was a $1.7 million liability as of September 29, 2012.

The tables below present information regarding the fair values of derivative instruments (as defined in Note 1, "Description of Business and Significant Accounting Policies") and the effects of derivative instruments on the Company's Consolidated Financial Statements:

Fair Values of Derivative Instruments						
In thousands of dollars						
	Asset Derivatives			Liability Derivatives		
		September 28, 2013	September 29, 2012		September 28, 2013	September 29, 2012
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Interest rate swaps	Prepaid expenses and other	$ 34	$ -	Current liabilities - other	$ -	$1,715
Forward contracts	Prepaid expenses and other	$ -	$1,095	Current liabilities - other	$999	$ -

The Effect of Derivative Instruments on the Statements of Comprehensive Income for the Twelve Months Ended

In thousands of dollars

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in Other Comprehensive Income ("OCI") on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative(Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	September 28, 2013	September 29, 2012		September 28, 2013	September 29, 2012		September 28, 2013	September 29, 2012
Interest rate swaps	$961	$(40)	Interest income (expense)	$(788)	$(3,564)	Other income (expense)	$—	$—
Forward contracts	$(1,389)	$3,021	Selling and administrative expenses	$709	$(597)	Other income (expense)	$—	$—
Treasury rate locks	$—	$—	Interest income (expense)	$321	$320	Other income (expense)	$—	$—
Income tax (benefit) Expense	$—	$—	Income tax (benefit) expense	$2,031	$—	Income tax (benefit) expense	$—	$—

The following table lists the fair values of assets/(liabilities) of the Company's derivatives as of September 28, 2013, by input level as defined in Note 1, "Description of Business and Significant Accounting Policies":

	Fair Value Measurements Using Input Levels Asset/(Liability) (in thousands):			
	Level 1	Level 2	Level 3	Total
Fiscal year ended September 28, 2013				
Derivatives				
Interest rate swaps	$—	$34	$—	$34
Forward currency forward contracts	$—	$(999)	$—	$(999)
Fiscal year ended September 29, 2012				
Derivatives				
Interest rate swaps	$—	$(1,715)	$—	$(1,715)
Forward currency forward contracts	$—	$1,095	$—	$1,095

The fair value of interest rate swaps and foreign currency forward contracts is determined using a market approach, which includes obtaining directly or indirectly observable values from third parties active in the relevant markets. The primary input in the fair value of the interest rate swaps is the relevant LIBOR forward curve. Inputs in the fair value of the foreign currency forward contracts include prevailing forward and spot prices for currency and interest rate forward curves.

7. Income Taxes

The domestic and foreign components of income (loss) before income taxes for fiscal 2013, 2012 and 2011 consisted of (in thousands):

	2013	2012	2011
U.S.	$ (8,406)	$ 8,371	$ (9,449)
Foreign	93,389	82,860	101,552
	$ 84,983	$ 91,231	$ 92,103

Income tax expense (benefit) for fiscal 2013, 2012 and 2011 consisted of (in thousands):

	2013	2012	2011
Current:			
Federal	$ 408	$ —	$ —
State	—	131	3
Foreign	4,089	5,253	5,872
	4,497	5,384	5,875
Deferred:			
Federal	(3,702)	18,950	(1,649)
State	(42)	4,784	(484)
Foreign	1,971	24	(895)
	(1,773)	23,758	(3,028)
	$ 2,724	$ 29,142	$ 2,847

The following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Comprehensive Income for fiscal 2013, 2012 and 2011:

	2013	2012	2011
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
Permanent differences	—	—	—
State income taxes, net of federal income tax	—	0.2	(0.3)
Foreign tax rate differences	(34.4)	(27.5)	(34.5)
Valuation reserve for deferred tax assets	5.8	26.5	1.4
Other, net	(3.2)	(2.3)	1.5
Effective income tax rate	3.2%	31.9%	3.1%

The Company recorded income tax expense of $2.7 million, $29.1 million and $2.8 million for fiscal 2013, 2012 and 2011, respectively.

The effective tax rate for fiscal 2013 was significantly lower than that of fiscal 2012 but comparable to the fiscal 2011 rate. The increase to the income tax expense recorded in fiscal 2012 as compared to the other periods presented was the result of the Company recording an additional valuation allowance against the U.S. deferred tax assets in fiscal 2012. During the preparation of the fiscal 2012 consolidated financial statements, the Company performed an analysis of all available evidence, both positive and negative, regarding the need for a valuation allowance against our U.S. deferred tax assets, consistent with the provisions of ASC Topic 740, "Income Taxes." Accordingly, the Company, based on the weight of the available positive and negative evidence, established an additional valuation allowance against the U.S. deferred tax assets, impacting the tax provision by $22.8 million. The total valuation allowance impacting the tax provision for fiscal 2012 was $24.1 million, comprised of the $22.8 million valuation allowance for the U.S. and an additional $1.3 million for operating losses in Germany and Romania.

During the fourth quarter of fiscal 2013, the Company identified and recorded a discrete tax adjustment and placed a full valuation allowance on the net deferred tax assets of the Company's U.K. operations, increasing tax expense by $1.8 million ($0.05 per diluted share). The Company's analysis found that in the fourth quarter, its U.K. operations experienced an unanticipated material decline in sales resulting in a loss in fiscal 2013, which is forecasted to continue into fiscal 2014. While the Company's U.K. operations are expected to regain profitability, the current, forecasted and cumulative losses are substantial negative evidence. Having examined the evidence, both positive and negative, it was determined that it is more likely than not that these deferred tax assets will not be utilized and should have a valuation allowance placed against them.

In the fourth quarter of fiscal 2013 the Company identified and recorded several out-of-period tax errors related to prior fiscal periods that reduced tax expense by $3.2 million ($0.09 per diluted share). These out-of-period adjustments are reflected in the Other, net line of the effective income tax rate schedule above. The Company believes these out-of-period tax errors were not material to the fiscal 2013, or previously issued, financial statements.

The components of the net deferred income tax asset as of September 28, 2013 and September 29, 2012, consisted of (in thousands):

	2013	2012
Deferred income tax assets:		
Loss/credit carryforwards	$ 12,985	$ 12,175
Goodwill	1,268	2,024
Inventories	4,997	4,870
Accrued benefits	19,428	17,768
Allowance for bad debts	339	322
Interest rate swaps	—	664
Other	3,304	4,735
Total gross deferred income tax assets	42,321	42,558
Less valuation allowance	(34,075)	(27,087)
Deferred income tax assets	8,246	15,471
Deferred income tax liabilities:		
Property, plant and equipment	3,934	7,404
Other	13	1,500
Deferred income tax liabilities	3,947	8,904
Net deferred income tax asset	$ 4,299	$ 6,567

During fiscal 2013, the Company's valuation allowance increased by $7.0 million as a result of increases to the valuation allowance against the net deferred tax assets in the U.S. of $2.4 million, the net deferred tax assets in the U.K. of $2.4 million, the net deferred tax assets in Romania of $0.9 million, the net deferred tax assets in Germany of $1.0 million and the net deferred tax assets in China of $0.3 million.

As of September 28, 2013, the Company had approximately $81.6 million of state net operating loss carryforward that expires between fiscal 2014 and 2032, which also has a full valuation allowance against it.

As a result of using the with-and-without method under the requirements for accounting for stock-based compensation, the Company has unrecognized net operating loss carryforward of $2.6 million related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable.

Cash paid for income taxes in fiscal 2013 and 2012 was $5.3 million and $9.0 million, respectively. Cash refunded for income taxes in fiscal 2011 was $2.2 million.

During the fiscal year ended September 28, 2013, tax legislation was adopted in various jurisdictions. None of these changes are expected to have a material impact on the Company's consolidated financial condition, results of operations or cash flows.

The Company has been granted tax holidays for its Malaysian and Xiamen, China subsidiaries. These tax holidays expire in fiscal 2024 and 2014, respectively, and are subject to certain conditions with which the Company expects to comply. In fiscal 2013, 2012 and 2011, these subsidiaries generated income, which resulted in tax reductions of approximately $22.7 million ($0.66 per basic share), $17.5 million ($0.50 per basic share) and $21.7 million ($0.57 per basic share), respectively.

The Company does not provide for taxes that would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company considers these earnings to be permanently reinvested. The aggregate undistributed earnings of the Company's foreign subsidiaries for which a deferred income tax liability has not been recorded was approximately $567.3 million as of September 28, 2013. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable at this time.

The Company has approximately $7.4 million of uncertain tax benefits as of September 28, 2013. The Company has classified these amounts in the Consolidated Balance Sheets as "Other liabilities" (noncurrent) to the extent that payment is not anticipated within one year. Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits (in thousands):

Balance at beginning of fiscal 2012	$7,360
Gross increases for tax positions of prior years	243
Gross increases for tax positions of the current year	—
Gross decreases for tax positions of prior years	—
Settlements	—
Balance at beginning of fiscal 2013	$7,603
Gross increases for tax positions of prior years	189
Gross increases for tax positions of the current year	—
Gross decreases for tax positions of prior years	356
Settlements	—
Balance at September 28, 2013	$7,436

Approximately $5.3 million and $6.5 million of the balance as of September 28, 2013 and September 29, 2012, respectively, would reduce the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The total accrued penalties and net accrued interest with respect to income taxes was approximately $1.1 million, $0.9 million and $0.7 million as of September 28, 2013, September 29, 2012 and October 1, 2011, respectively. The Company recognized $0.2 million of expense for accrued penalties and net accrued interest in the Consolidated Statements of Comprehensive Income for the fiscal year ended September 28, 2013.

It is reasonably possible that a number of uncertain tax positions related to federal and state tax positions may be settled within the next 12 months. Settlement of these matters is not expected to have a material effect on the Company's consolidated results of operations, financial position and cash flows. The Company is currently under examination by taxing authorities in the U.S. for fiscal years 2008 through 2010. The U.S. examination may be resolved within the next twelve months, but at this time it is not possible to estimate the amount of the effects of any changes to the Company's previously recorded uncertain tax positions. Periodically, the Company's foreign operations are notified by local taxing authorities of an examination of current or prior period tax related filings. The Company is not aware of any material proposed adjustment that has not been reflected in the current financial statements.

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local and foreign taxing jurisdictions. The following tax years remain subject to examination by the respective major tax jurisdictions:

Jurisdiction	*Fiscal Years*
China	2008-2013
Germany	2009-2013
Mexico	2006-2013
Romania	2009-2013
United Kingdom	2007-2013
United States	
Federal	2007-2013
State	2001-2013

8. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share for fiscal 2013, 2012 and 2011 (in thousands, except per share amounts):

	2013	2012	2011
Earnings:			
Net income	$ 82,259	$ 62,089	$ 89,256
Basic weighted average common shares outstanding	34,330	34,874	38,063
Dilutive effect of share-based awards outstanding	562	655	737
Diluted weighted average shares outstanding	34,892	35,529	38,800
Earnings per share:			
Basic	$ 2.40	$ 1.78	$ 2.34
Diluted	$ 2.36	$ 1.75	$ 2.30

In fiscal 2013, 2012 and 2011, stock options and stock-settled stock appreciation rights ('SARs") to purchase approximately 1.9 million, 1.4 million and 1.3 million shares, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options' and SARs' exercise prices were greater than the average market price of the Company's common shares and, therefore, their effect would be antidilutive.

Outstanding shares have decreased in recent years as a result of the Company's stock repurchase programs. Refer to Note 14, "Shareholders' Equity" for further information on the Company's stock repurchase programs.

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2021. Rent expense under all operating leases for fiscal 2013, 2012 and 2011 was approximately $15.7 million, $14.2 million and $12.8 million, respectively. Renewal and purchase options are available on certain of these leases.

Future minimum annual payments on operating leases are as follows (in thousands):

2014	$ 12,689
2015	8,554
2016	6,017
2017	3,663
2018	2,942
Thereafter	12,107
	$ 45,972

10. Benefit Plans

401(k) Savings Plan: The Company's 401(k) Retirement Plan covers all eligible U.S. employees. The Company matches employee contributions up to 4 percent of eligible earnings. The Company's contributions for fiscal 2013, 2012 and 2011 totaled $6.6 million, $6.9 million and $5.8 million, respectively.

Stock-based Compensation Plans: The Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Plan"), which was last approved by shareholders in February 2011, is a stock-based incentive plan for officers, key employees and directors; the 2008 Plan includes provisions by which the Company may grant stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), unrestricted stock awards ("SAs") and performance stock awards, in addition to cash incentive awards, to directors, executive officers and other officers and key employees. The maximum number of shares of Plexus common stock which may be issued pursuant to the 2008 Plan is 5,500,000 shares; in addition, cash incentive awards of up to $4.0 million may be granted annually. The exercise price of each stock option and SAR granted must not be less than the fair market value on the date of grant. The Compensation and Leadership Development Committee (the "Committee") of the Board of Directors may establish a term and vesting period for stock options, SARs, RSUs and other awards under the 2008 Plan as well as accelerate the vesting of such awards. Generally, stock options vest in two annual installments and have a term of ten years, SARs vest in two annual installments and have a term of seven years, and RSUs granted to executive officers, other officers and key employees fully vest on the third anniversary of the grant date (assuming continued employment), which is also the date as of which the underlying shares will be issued. In fiscal 2013, the Committee began granting RSUs to non-employee directors; these RSUs generally fully vest on the first anniversary of the grant date, which is also the date as of which the underlying shares will be issued (unless further deferred).

The 2008 Plan replaced the shareholder-approved 2005 Equity Incentive Plan (the "2005 Plan"). The 2005 Plan terminated upon the approval of the 2008 Plan, except that outstanding awards continue until exercise, expiration or forfeiture.

Individual stock option and SARs grants are determined annually, but granted on a quarterly basis. However, grants of RSUs are generally made only on an annual basis.

Options issued to the members of the Board of Directors in fiscal 2013, 2012 and 2011 vested immediately on the date of grant. SAs issued to members of the Board in fiscal 2012 and 2011 also vested immediately on the date of grant.

In fiscal 2013, under the 2008 Plan, the Company granted options to purchase 0.4 million shares of the Company's common stock and 0.1 million stock-settled SARs. Additionally, the Committee made awards of RSUs for 0.3 million shares of common stock, and the Committee did not grant SAs for shares of common stock.

In fiscal 2012, under the 2008 Plan, the Company granted options to purchase 0.3 million shares of the Company's common stock and 0.2 million stock-settled SARs. Additionally, the Committee made awards of RSUs for 0.3 million shares of common stock, and the Committee granted SAs for 6.0 thousand shares of common stock.

In fiscal 2011, under the 2008 Plan, the Company granted options to purchase 0.3 million shares of the Company's common stock and 0.3 million stock-settled SARs. Additionally, the Committee made awards of RSUs for 0.1 million shares of common stock, and the Committee granted SAs for 10.0 thousand shares of common stock.

The Company recognized $11.8 million, $12.5 million and $11.0 million of compensation expense associated with stock options, SARs, RSUs and SAs for fiscal 2013, 2012 and 2011, respectively. No deferred tax benefits related to equity awards were recognized in fiscal 2013 or 2012. A related deferred tax benefit of $3.7 million was recognized for fiscal 2011.

A summary of the Company's stock option and SAR activity follows:

	Number of Options/SARs (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding as of October 2, 2010	3,189	$26.18	
Granted	641	31.01	
Cancelled	(110)	34.87	
Exercised	(501)	20.78	
Outstanding as of October 1, 2011	3,219	$27.69	
Granted	518	30.24	
Cancelled	(105)	34.44	
Exercised	(561)	22.36	
Outstanding as of September 29, 2012	3,071	$28.86	
Granted	515	27.66	
Cancelled	(141)	25.48	
Exercised	(380)	22.00	
Outstanding as of September 28, 2013	**3,065**	**$29.27**	**$25,547**

	Number of Options/SARs (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Exercisable as of:			
October 1, 2011	2,383	$26.38	
September 29, 2012	2,327	$28.32	
September 28, 2013	**2,375**	**$29.49**	**$19,763**

Included in the stock option and SAR activity table above are 0.1 million, 0.2 million and 0.3 million SARs, which were granted in fiscal 2013, 2012 and 2011, respectively.

The following table summarizes outstanding stock option and SAR information as of September 28, 2013 (Options/SARs in thousands):

Range of Exercise Prices	Number of Options/SARs Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options/SARs Exercisable	Weighted Average Exercise Price
$12.94 - $19.41	278	$14.75	3.0	278	$14.75
$19.42 - $29.12	1,269	$25.02	6.2	804	$24.43
$29.13 - $42.52	1,518	$35.48	5.3	1,293	$35.81
$12.94 - $42.52	**3,065**	**$29.27**	**5.5**	**2,375**	**$29.49**

The Company continues to use the Black-Scholes valuation model to value options and SARs. The Company used its historical stock prices as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option and SAR lives. The expected option and SARs lives represent the period of time that the options and SARs granted are expected to be outstanding and were based on historical experience.

The weighted average fair value per share of options and SARs granted for fiscal 2013, 2012 and 2011 were $11.88, $13.13 and $13.40, respectively. The fair value of each option and SAR grant was estimated at the date of grant using the Black-Scholes option-pricing model based on the assumption ranges below:

	2013	2012	2011
Expected life (years)	4.40 - 5.00	4.40 - 5.00	4.40 - 5.00
Risk-free interest rate	0.57 - 2.71%	0.57 - 1.09%	1.03 - 2.17%
Expected volatility	45 - 51%	50 - 51%	49 - 50%
Dividend yield	—	—	—

The fair value of options and SARs vested for fiscal 2013, 2012 and 2011 were $3.3 million, $4.3 million and $3.6 million, respectively.

For fiscal 2013, 2012 and 2011, the total intrinsic value of options and SARs exercised was $4.3 million, $7.6 million and $6.5 million, respectively.

As of September 28, 2013, there was $5.8 million of unrecognized compensation cost related to non-vested options and SARs that is expected to be recognized over a weighted average period of 1.31 years.

A summary of the Company's RSUs and SAs activity follows:

	Number of Shares (in thousands)	Weighted Average Fair Value at Date of Grant	Aggregate Intrinsic Value (in thousands)
Units outstanding as of October 2, 2010	385	$26.90	
Granted	155	27.14	
Canceled	(18)	25.92	
Vested	(98)	31.27	
Units outstanding as of October 1, 2011	424	$26.02	
Granted	268	36.68	
Canceled	(26)	33.12	
Vested	(200)	25.98	
Units outstanding as of September 29, 2012	466	$31.78	
Granted	329	26.16	
Canceled	(47)	31.26	
Vested	(94)	26.59	
Units outstanding as of September 28, 2013	**654**	**$29.73**	**$24,140**

The Company uses the fair value at the date of grant to value RSUs and SAs. The fair values of RSUs and SAs that vested for fiscal 2013, 2012 and 2011 were $0.5 million, $1.4 million and $0.6 million, respectively. There were 93,831 RSUs and no SAs that vested during the fiscal year ended September 28, 2013. There were 193,684 RSUs and 6,000 SAs that vested during the fiscal year ended September 29, 2012. There were 88,112 RSUs and 10,000 SAs that vested during the fiscal year ended October 1, 2011.

As of September 28, 2013, there was $10.7 million of unrecognized compensation cost related to RSUs that is expected to be recognized over a weighted average period of 1.82 years.

Deferred Compensation Arrangements: The Company has agreements with certain of its former executive officers to provide nonqualified deferred compensation. Under those agreements, the Company agreed to pay these former executives, or their designated beneficiaries upon such executives' deaths, certain amounts annually for the first 15 years subsequent to their retirements.

The Company has a supplemental executive retirement plan (the "SERP") as an additional deferred compensation plan for executive officers and other key employees. Under the SERP, a covered executive may elect to defer some or all of the participant's compensation into the plan, and the Company may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any related earnings upon termination or retirement from Plexus.

The SERP operates under a rabbi trust arrangement (the "Trust"). The Trust allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated investments. Investment choices do not include Plexus stock. In fiscal 2013, 2012 and 2011, the Company made contributions to the participants' SERP accounts in the amount of $0.4 million, $0.4 million and $0.3 million, respectively.

As of September 28, 2013 and September 29, 2012, the SERP assets held in the Trust totaled $9.1 million and $7.7 million, respectively, and the related liability to the participants totaled approximately $5.6 million and $4.8 million as of September 28, 2013 and September 29, 2012, respectively. The Trust assets are subject to the claims of the Company's creditors. The Trust assets and the related liabilities to the participants are included in non-current "Other assets" and non-current "Other liabilities", respectively, in the accompanying Consolidated Balance Sheets.

Other: The Company currently does not and is not obligated to provide any postretirement medical or life insurance benefits to employees.

11. Litigation

The Company is party to lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material positive or adverse effect on the Company's consolidated financial position, results of operations or cash flows.

12. Reportable Segments, Geographic Information and Major Customers

Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in assessing performance and allocating resources.

The Company uses an internal management reporting system, which provides important financial data to evaluate performance and allocate the Company's resources on a regional basis. Net sales for segments are attributed to the region in which the product is manufactured or service is performed. The services provided, manufacturing processes used, class of customers serviced and order fulfillment processes used are similar and generally interchangeable across the segments. A segment's performance is evaluated based upon its operating income (loss). A segment's operating income (loss) includes its net sales less cost of sales and selling and administrative expenses, but excludes corporate and other costs, interest expense, interest income, other miscellaneous income (expense), and income taxes. Corporate and other costs primarily represent corporate selling and administrative expenses, and restructuring and impairment costs, if any. These costs are not allocated to the segments, as management excludes such costs when assessing the performance of the segments. Inter-segment transactions are generally recorded at amounts that approximate arm's length transactions. The accounting policies for the regions are the same as for the Company taken as a whole.

Information about the Company's three reportable segments for fiscal 2013, 2012 and 2011 were as follows (in thousands):

	2013	2012	2011
Net sales:			
AMER	$ 1,062,758	$ 1,255,851	$ 1,304,885
APAC	1,146,299	1,110,365	1,063,079
EMEA	122,566	95,360	92,269
Elimination of inter-segment sales	(103,592)	(154,844)	(229,001)
	$ 2,228,031	$ 2,306,732	$ 2,231,232
Depreciation:			
AMER	$ 13,474	$ 14,486	$ 15,045
APAC	23,560	23,428	20,723
EMEA	4,644	3,438	2,947
Corporate	5,732	6,566	7,919
	$ 47,410	$ 47,918	$ 46,634
Operating income (loss):			
AMER	$ 70,863	$ 91,087	$ 68,725
APAC	116,350	101,903	118,063
EMEA	(3,096)	(2,325)	(2,955)
Corporate and other costs	(87,494)	(86,506)	(82,654)
	$ 96,623	$ 104,159	$ 101,179
Capital expenditures:			
AMER	$ 60,507	$ 11,532	$ 12,578
APAC	12,345	39,321	44,890
EMEA	30,836	9,863	10,233
Corporate	4,434	2,981	3,118
	$ 108,122	$ 63,697	$ 70,819

	September 28, 2013	September 29, 2012
Total assets:		
AMER	$ 423,048	$ 403,911
APAC	828,672	771,781
EMEA	111,977	88,420
Corporate	83,987	147,355
	$ 1,447,684	$ 1,411,467

The following enterprise-wide information is provided in accordance with the required segment disclosures for fiscal 2013, 2012 and 2011. Net sales to unaffiliated customers were based on the Company's location providing product or services (in thousands):

	2013	2012	2011
Net sales:			
United States	$ 1,004,153	$ 1,156,347	$ 1,192,389
Malaysia	877,748	872,733	836,808
China	268,551	237,632	226,271
United Kingdom	81,657	60,313	75,771
Mexico	58,605	99,504	112,496
Romania	38,117	33,835	16,498
Germany	2,792	1,212	—
Elimination of inter-segment sales	(103,592)	(154,844)	(229,001)
	$ 2,228,031	$ 2,306,732	$ 2,231,232

	September 28, 2013	September 29, 2012
Long-lived assets:		
United States	$ 110,548	$ 61,269
Malaysia	83,732	95,907
China	35,230	36,737
United Kingdom	14,645	9,256
Mexico	5,610	7,368
Romania	37,188	13,586
Germany	616	623
Other Foreign	5,463	5,540
Corporate	32,029	34,905
	$ 325,061	$ 265,191

Due to the Company being a contract manufacturer that produces unique products and services related to each contract, it is impracticable to provide revenue by product/service information.

Long-lived assets as of September 28, 2013 and September 29, 2012 exclude other long-term assets and deferred income tax assets which totaled $43.6 million and $46.5 million, respectively.

The percentages of net sales to customers representing 10 percent or more of total net sales for fiscal 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Juniper Networks, Inc. ("Juniper")	13%	16%	17%

For our significant customers, we generally manufacture products in more than one location. For example, net sales to Juniper, our largest customer in all periods presented, occurred in the AMER and APAC reportable segments. Production for Juniper concluded at the end of our third fiscal quarter of 2013. However, sales of certain inventory continued into our fourth fiscal quarter of 2013. We do not expect to incur any material adjustments related to this inventory. We expect no further shipments to Juniper in fiscal 2014.

No customer represented 10 percent or more of total accounts receivable as of September 28, 2013 or September 29, 2012.

13. Guarantees

The Company offers certain indemnifications under its customer manufacturing agreements. In the normal course of business, the Company may from time to time be obligated to indemnify its customers or its customers' customers against damages or liabilities arising out of the Company's negligence, misconduct, breach of contract, or infringement of third party intellectual property rights. Certain agreements have extended broader indemnification, and while most agreements have contractual limits, some do not. However, the Company generally does not provide for such indemnities and seeks indemnification from its customers for damages or liabilities arising out of the Company's adherence to customers' specifications or designs or use of materials furnished, or directed to be used, by its customers. The Company does not believe its obligations under such indemnities are material.

In the normal course of business, the Company also provides its customers a limited warranty covering workmanship, and in some cases materials, on products manufactured by the Company. Such warranty generally provides that products will be free from defects in the Company's workmanship and meet mutually agreed-upon specifications for periods generally ranging from 12 months to 24 months. If a product fails to comply with the Company's limited warranty, the Company's obligation is generally limited to correcting, at its expense, any defect by repairing or replacing such defective product. The Company's warranty generally excludes defects resulting from faulty customer-supplied components, design defects or damage caused by any party or cause other than the Company.

The Company provides for an estimate of costs that may be incurred under its limited warranty at the time product revenue is recognized and establishes additional reserves for specifically identified product issues. These costs primarily include labor and materials, as necessary, associated with repair or replacement and are included in the Company's accompanying Consolidated Balance Sheets in other current accrued liabilities. The primary factors that affect the Company's warranty liability include the value and the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Below is a table summarizing the activity related to the Company's limited warranty liability for the fiscal years 2013 and 2012 (in thousands):

Limited warranty liability, as of October 1, 2011	$5,453
Accruals for warranties issued during the period	649
Settlements (in cash or in kind) during the period	(957)
Limited warranty liability, as of September 29, 2012	5,145
Accruals for warranties issued during the period	1,168
Settlements (in cash or in kind) during the period	(371)
Limited warranty liability, as of September 28, 2013	$5,942

14. Shareholders' Equity

On February 16, 2011 the Company's Board of Directors approved a share repurchase program that authorized the Company to repurchase up to $200 million of common stock. On August 15, 2011, the Company completed its share repurchase program with a total of 6.3 million shares purchased for approximately $200.0 million, at an average price of $31.69 per share. These shares were recorded as treasury stock.

On October 23, 2012, the Board of Directors approved a stock repurchase program under which the Company was authorized to repurchase up to $50 million of its common stock. This program was completed in the fourth quarter of fiscal 2013. During fiscal 2013, the Company repurchased 1,821,698 shares under this program for approximately $49.9 million, at an average price of $27.37 per share. These shares were recorded as treasury stock.

On August 19, 2013, the Board of Directors approved a stock repurchase program under which the Company is authorized to repurchase up to $30 million of its common stock in fiscal 2014. Accordingly, no shares were purchased under this authorization in fiscal 2013.

Pursuant to the Company's Rights Agreement, each preferred share purchase right (a "Right") entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Series B Junior Participating Preferred Stock,

$0.01 par value per share ("Preferred Share"), at a price of $125.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of more than 20% of the Company's outstanding common stock or commences, or announces an intention to make, a tender offer or exchange offer that would result in such person or group acquiring the beneficial ownership of more than 20% of the Company's common stock. The Rights expire on August 28, 2018, subject to extension.

15. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2013 and 2012 consisted of (in thousands, except per share amounts):

2013	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Total
Net sales	$ 530,532	$ 557,824	$ 571,945	$ 567,730		$ 2,228,031
Gross profit	51,162	52,021	55,473	54,529		213,185
Net income	16,616	17,975	23,204	24,464		82,259
Earnings per share (1):						
Basic	$ 0.48	$ 0.52	$ 0.69	$ 0.73		$ 2.40
Diluted	$ 0.47	$ 0.52	$ 0.68	$ 0.71	(2)	$ 2.36

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Total
Net sales	$ 529,654	$ 573,470	$ 608,819	$ 594,789		$ 2,306,732
Gross profit	51,652	54,624	57,393	56,244		219,913
Net income	17,870	19,958	23,533	728	*	62,089
Earnings per share (1):						
Basic	$ 0.52	$ 0.57	$ 0.67	$ 0.02		$ 1.78
Diluted	$ 0.51	$ 0.56	$ 0.66	$ 0.02		$ 1.75

(1) The annual total amounts may not equal the sum of the quarterly amounts due to rounding. Earnings per share is computed independently for each quarter.

(2) Adjusting for fourth quarter discrete tax items, as discussed in Note 7, "Income Taxes," diluted earnings per share for the fourth quarter of 2013 was $0.67.

*See Note 7 in Notes to Consolidated Financial Statements for discussion regarding the fiscal 2012 valuation allowance recorded for deferred tax assets.

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the fiscal years ended September 28, 2013, September 29, 2012 and October 1, 2011 (in thousands):

Descriptions	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts	Deductions	Balance at end of period
Fiscal Year 2013:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,011	$ 1,036	$ —	$ 1,039*	$ 1,008
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 27,087	$ 6,988	$ —	$ —	$ 34,075
Fiscal Year 2012:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 3,256	$ 259	$ —	$ 2,504*	$ 1,011
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 5,116	$ 21,971	$ —	$ —	$ 27,087
Fiscal Year 2011:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,400	$ 1,863	$ —	$ 7	$ 3,256
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 2,548	$ 1,238	$ 1,330	$ —	$ 5,116

* Amount represents favorable resolution of amounts previously reserved for at the end of the prior year and amounts written off.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLEXUS CORP. (Registrant)

By: /s/ Dean A. Foate
Dean A. Foate, Chairman, President and Chief Executive Officer

November 22, 2013

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each p[illegible] whose signature appears below constitutes and appoints Dean A. Foate, Ginger M. Jones and Angelo M. Ninivaggi, and [illegible] of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate
Dean A. Foate, Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Ginger M. Jones
Ginger M. Jones, Senior Vice President and
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Ralf R. Böer
Ralf R. Böer, Director

/s/ Stephen P. Cortinovis
Stephen P. Cortinovis, Director

/s/ David J. Drury
David J. Drury, Director

/s/ Rainer Jueckstock
Rainer Jueckstock, Director

/s/ Peter Kelly
Peter Kelly, Director

/s/ Philip R. Martens
Philip R. Martens, Director

/s/ Michael V. Schrock
Michael V. Schrock, Director

/s/ Mary A. Winston
Mary A. Winston, Director

*Each of the above signatures is affixed as of November 22, 2013.

EXHIBIT INDEX

PLEXUS CORP.
Form 10-K for Fiscal Year Ended September 28, 2013

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	(a) Restated Articles of Incorporation of Plexus Corp., as amended through August 28, 2008	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2004	
	(b) Articles of Amendment, dated August 28, 2008, to the Restated Articles of Incorporation	Exhibit 3.1 to Plexus' Report on Form 8-K dated August 28, 2008	
3(ii)	Bylaws of Plexus Corp., adopted February 13, 2008, amended as of September 23, 2010	Exhibit 3.1 to Plexus' Report on Form 8-K dated September 23, 2010	
4.1	Restated Articles of Incorporation of Plexus Corp., as amended through August 28, 2008	Exhibit 3(i) above	
4.2	Bylaws of Plexus Corp., adopted February 13, 2008, amended as of September 23, 2010	Exhibit 3(ii) above	
4.3	Rights Agreement, dated as of August 28, 2008, between Plexus Corp. and American Stock Transfer & Trust Company, LLC	Exhibit 4.1 to Plexus' Report on Form 8-A dated August 28, 2008	
10.1	Credit Agreement, dated as of May 15, 2012, among Plexus Corp. and the banks, financial institutions and other institutional lenders listed on the signature pages thereof, U.S. Bank National Association, as administrative agent, PNC Bank, National Association, as syndication agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, National Association, RBS Citizens, N.A. and Wells Fargo Bank, N.A., as co-documentation agents, and U.S. Bank National Association and PNC Capital Markets LLC, as joint lead arrangers and joint bookrunners (including the related subsidiary guaranty).	Exhibit 10.1 to Plexus Report on Form 8-K dated May 15, 2012	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
10.2	Note Purchase Agreement, dated as of April 21, 2011, between Plexus Corp. and the Purchasers named therein relating to $175,000,000 5.20% Senior Notes, due June 15, 2018	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 21, 2011	
10.3	Employment Agreement, dated May 15, 2008, by and between Plexus Corp. and Dean A. Foate*	Exhibit 10.1 to Plexus' Report on Form 8-K dated May 15, 2008	
10.4	Form of Change of Control Agreement with each of the executive officers (other than Dean A. Foate)*	Exhibit 10.2 to Plexus' Report on Form 8-K dated May 15, 2008	
10.5	Amended and Restated Plexus Corp. 1998 Option Plan* [superseded]	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended January 3, 2009	
10.6	(a) Summary of Directors' Compensation (11/12)*	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 29, 2012	
	(b) Summary of Directors' Compensation (11/11)*[superseded]	Exhibit 10.7(a) to Plexus' Report on Form 10-K for the year ended October 1, 2011	
	(c) Plexus Corp. 1995 Directors' Stock Option Plan*[superseded]	Exhibit 10.10 to Plexus' Report on Form 10-K for the year ended September 30, 1994	
10.7	(a) Plexus Corp. Executive Deferred Compensation Plan*	Exhibit 10.17 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2000	
	(b) Plexus Corp Executive Deferred Compensation Plan Trust dated April 1, 2003 between Plexus Corp. and Bankers Trust Company*	Exhibit 10.14 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2003	
10.8	Plexus Corp. Non-employee Directors Deferred Compensation Plan*	Exhibit 10.10 to Plexus' Report on Form 10-K for the fiscal year ended September 29, 2012	
10.9(a)	Amended and Restated Plexus Corp. 2008 Long-Term Incentive Plan*	Exhibit 10.11(a) to Plexus' Report on Form 10-K for the fiscal year ended September 29, 2012	
10.9(b)	Forms of award agreements thereunder*		
	(i) Form of Stock Option Agreement	Exhibit 10.2 to Plexus' Report on Form 10-Q for the quarter ended January 2, 2010	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	(ii) Form of Restricted Stock Unit Award	Exhibit 10.5(b) to Plexus' Report on Form 10-Q for the quarter ended March 29, 2008	
	(iii) Form of Stock Appreciation Rights Agreement	Exhibit 10.5(c) to Plexus' Report on Form 10-Q for the quarter ended March 29, 2008	
	(iv) Form of Unrestricted Stock Award	Exhibit 10.3 to Plexus' Report on Form 10-Q for the quarter ended January 2, 2010	
	(v) Form of Plexus Corp. Variable Incentive Compensation Plan — Plexus Leadership Team	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended April 2, 2011	
	(vi) Form of Restricted Stock Unit Award Agreement for Directors *(Form of award agreement consistent with the terms of the 2008 Long-Term Incentive Plan.)*		X
	(vii) Form of Performance Stock Unit Agreement (*Form of award agreement consistent with the terms of the 2008 Long-Term Incentive Plan.*)		X
10.10	Form of Plexus Corp. Long-Term Cash Agreement*	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended December 29, 2007	
10.11(a)	Amended and Restated Plexus Corp. 2005 Equity Incentive Plan* [superseded]	Exhibit 10.2 to Plexus' Report on Form 10-Q for the quarter ended January 3, 2009	
10.11(b)	Forms of award agreements thereunder* [superseded]		
	(i) Form of Option Grant (Officer or Employee)	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 1, 2005	
	(ii) Form of Option Grant (Director)	Exhibit 10.2 to Plexus' Report on Form 8-K dated November 17, 2005	
	(iii) Form of Restricted Stock Unit Award with Time Vesting	Exhibit 10.4 to Plexus' Report on Form 8-K dated April 1, 2005	
	(iv) Form of Stock Appreciation Right Award	Exhibit 10.1 to Plexus' Report on Form 8-K dated August 29, 2007	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
10.12	Amendment No. 1 to Standard Design-Build Agreement between Plexus Corp. and Miron Construction Co., Inc., dated July 3, 2012 (together with the underlying agreement).	Exhibit 10.1 to Plexus' Report on Form 8-K dated July 3, 2012	
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Powers of Attorney	(Signature Page Hereto)	
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
32.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
99.1	Reconciliation of ROIC to GAAP Financial Statements		X
101	The following materials from Plexus Corp.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2013, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Comprehensive Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.		X

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
101.INS	XBRL Instance Document		X
101.SCH	XBRL Taxonomy Extension Schema Document		X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document		X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document		X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document		X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document		X
*	Designates management compensatory plans or agreements.		

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS

Dean A. Foate – Chairman, President and Chief Executive Officer

Ralf R. Böer – Partner, Foley & Lardner LLP

Stephen P. Cortinovis – Private Equity Investor

David J. Drury – Chairman and Chief Executive Officer, Poblocki Sign Company LLC

Rainer Jueckstock – co-Chief Executive Officer, Federal-Mogul Corporation

Peter Kelly – Executive Vice President and Chief Financial Officer, NXP Semiconductors N.V.

Phil R. Martens – President and Chief Executive Officer, Novelis Inc.

Michael V. Schrock – President and Chief Operating Officer, Pentair Ltd.

Mary A. Winston – Executive Vice President and Chief Financial Officer, Family Dollar Stores, Inc.

EXECUTIVE OFFICERS

Dean A. Foate
Chairman, President and Chief Executive Officer

Todd P. Kelsey
Executive Vice President and Chief Operating Officer

Ginger M. Jones
Senior Vice President and Chief Financial Officer

Steven J. Frisch
Executive Vice President – Global Customer Services

Yong Jin Lim
Regional President – Plexus APAC

Angelo M. Ninivaggi
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

Michael T. Verstegen
Senior Vice President – Global Market Development

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC, to:

Investor Relations

Plexus Corp.
One Plexus Way
P.O. Box 156
Neenah, Wisconsin 54957-0156
920-969-6000
Kristie.Johnson@plexus.com
www.plexus.com

For common stock market information, see Part II, Item 5 in the Form 10-K.

The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
1-800-937-5449

Auditors

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Annual Meeting

February 12, 2014: 8:00 a.m.
Milwaukee Marriott Downtown
323 East Wisconsin Avenue
Milwaukee, Wisconsin 53202


PLEXUS

The Product Realization Company